As confidentially submitted to the Securities and Exchange Commission on May 21, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GigaCloud Technology Inc

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5961	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8F, House 9, Creative Industry Park

No. 328 Xinghu Street, Industry Park

Suzhou, Jiangsu Province, People’s Republic of China +86-512-6285-2958

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[                ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Benjamin Su, Esq. Daying Zhang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852 2912-2500	Richard D. Truesdell, Jr., Esq. Pedro J. Bermeo, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY, 10017 (202) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, or the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee
Class A ordinary shares, par value $0.0001 per share	$	$

(1)

American depositary shares, or ADSs, issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each ADS represents                Class A ordinary share[s].

(2)

Includes (a) Class A ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their over-allotment option to purchase additional ADSs and (b) all Class A ordinary shares represented by ADSs initially offered or sold outside the United States that are thereafter resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. Offers and sales of shares outside the United States are being made pursuant to Regulation S under the Securities Act and are not covered by this registration statement.

(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                , 2021

PRELIMINARY    PROSPECTUS

            American Depositary Shares

GigaCloud Technology Inc

Representing             Class A Ordinary Shares

This is an initial public offering of             American depositary shares, or ADSs, representing             Class A ordinary shares, par value $0.0001 per share, by GigaCloud Technology Inc. Each ADS represents            of our Class A ordinary share[s], par value $0.0001 per share. We anticipate the initial public offering price of the ADSs to be between $            and $            per ADS.

Prior to this offering, there has been no public market for the ADSs or our shares. We intend to apply to list the ADSs on the [New York Stock Exchange, or NYSE,/Nasdaq Global Market] under the symbol “                .”

We are an “emerging growth company” as defined under applicable U.S. securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than             ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of            additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares.             will beneficially own all of our issued Class B ordinary shares and will be able to exercise        % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to             vote[s], and each Class B ordinary share will be entitled to             votes. Each Class B ordinary share will be convertible into Class A ordinary share. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                     , 2021

BofA Securities	Wells Fargo Securities

PROSPECTUS DATED,                 2021

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We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy the ADSs offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until                 , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party independent research firm. We refer to this report as the Frost and Sullivan Report.

Overview

GigaCloud Technology is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. Our B2B ecommerce platform, which we refer to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. Our global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S. and Europe, to execute cross-border transactions with confidence, speed and efficiency. We offer a true comprehensive solution that transports products from the manufacturer’s warehouse to end customers, all at one fixed price. We first launched our marketplace in January 2019 by focusing on the global furniture market and have since expanded into additional categories, such as home appliances and fitness equipment. GigaCloud Marketplace is one of the fastest growing large parcel B2B marketplaces with over $190.5 million of gross merchandise value, or GMV, transacted in our marketplace for the year ended December 31, 2020.

We built the GigaCloud Marketplace to democratize access and distribution globally so that manufacturers, who are typically sellers in our marketplace, and online resellers, who are typically buyers in our marketplace, could transact without borders. Manufacturers view our marketplace as an essential sales channel to thousands of online resellers in the U.S. and Europe. Our GigaCloud Marketplace enables manufacturers to deliver their products around the world. Additionally, online resellers may lack the resources and infrastructure to manage a global supply chain and support international distribution. Our integrated ecommerce solutions allow online resellers to offer products and services comparable to those offered by large ecommerce platforms by giving them access to a large and growing catalog of products at wholesale prices, supported by industry-leading global fulfillment capabilities.

To enhance our marketplace experience, we sell our own inventory, or 1P, through the GigaCloud Marketplace and to and through third-party ecommerce websites, such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K.. These 1P revenues expand our market presence, reduce inventory and logistics risk for sellers, create more products for buyers, drive volume-based cost efficiencies for sourcing products, provide us with proprietary data and increase the velocity of sales on our marketplace. 1P revenues through the GigaCloud Marketplace and to and through third-party ecommerce websites represented 78.2% of total revenues for the year ended December 31, 2020. As our GigaCloud Marketplace continues to grow, we expect 1P revenues as a percentage of total revenues to decline over time.

We have built a cross-border fulfillment network optimized for large parcel products. We operate warehouses in four countries across North America, Europe and Asia. The U.S. is our largest market. We operate 17 large-scale warehouses around the world totaling over two million square feet of storage space, cover nine ports of destination with over ten thousand annual containers, and have an extensive shipping and trucking network via partnerships with major shipping, trucking and freight service providers. By servicing the entire supply chain, we offer sellers and buyers in our marketplace enhanced visibility into product inventory, reducing turnover time and lower transaction costs. On average, we are able to deliver products to end customers within one week of their order and at a fixed rate that is cheaper than standard rates from FedEx and UPS.

We have artificial intelligence software, or AI, that generates seller ratings and credit profiles through volume data. Additionally, our AI optimizes routing by organizing incoming orders and rebalancing inventory levels within our warehousing network. Our software platform includes flexible trading tools with which sellers can set prices based on quantities, delivery dates and fulfillment methods, and buyers have the option to purchase merchandise individually or in bulk.

We leverage our proprietary data and AI to accelerate the network effects in our marketplace. As our marketplace grows, we accumulate user and product data to develop analytical and predicative tools such as product sales forecasts. This information is valuable to our sellers as it allows them to efficiently manage inventory and pricing. As sellers succeed in our marketplace, more sellers join, which expands our merchandise offerings. Our broad merchandise selection, competitive pricing and virtual warehousing capabilities encourage buyers to join and transact in our marketplace. More buyer activity leads to more sellers, creating a virtuous cycle.

In 2020, we had 210 active third-party sellers, or active 3P sellers and 1,689 active buyers in our GigaCloud Marketplace, representing a year-over-year increase of 195.8% and 283.0%, respectively. In 2020, our users transacted $190.5 million of GigaCloud Marketplace GMV with an average spend per buyer of $112,777. This is a 437.0% year-over-year increase in GigaCloud Marketplace GMV and a 40.2% year-over-year increase in average spend per buyer from 2019, respectively. Combined with off-platform ecommerce GMV of $99.4 million, the total transactions that we facilitated aggregated a GMV of $289.9 million for the year ended December 31, 2020.

We have experienced significant growth over the last two years. In 2019 and 2020:

•	We generated total revenues of $122.3 million and $275.5 million, respectively, representing 125.3% year-over-year growth;

•	We generated gross profit of $22.2 million and $75.1 million, respectively, representing 18.1% and 27.3% of total revenues, respectively;

•	Our net income was $2.9 million and $30.2 million, respectively; and

•	Our Adjusted EBITDA was $4.9 million and $45.5 million, respectively.

See “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

Below is a summary of our key financial and operating metrics for the periods indicated:

	As of/For the Year Ended December 31,
GigaCloud Marketplace	2019	2020
GigaCloud Marketplace GMV (in $ thousands)	$35,468	$190,480
Active 3P sellers	71	210
Active buyers	441	1,689
Spend per active buyer (in $)	$80,427	$112,777

Our Value Proposition to Sellers

We lower the barriers to entry for sellers in our marketplace, who are able to quickly gain access to the key global markets in which we operate, including the U.S., the U.K., Germany and Japan. Sellers can directly connect with resellers in our marketplace and leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics. We manage the entire logistics process from the moment the product leaves the factory floor, and simplify the process by offering a flat rate program for shipping and handling. Leveraging our algorithm, we determine when and where to ship a product, reduce the amount of time a product is handled and select the most effective delivery mechanism for the product. Sellers are able to leverage our warehouse space, which we charge on a per cubic foot per day basis, in order to increase warehouse utilization rates and reduce cost. Our platform provides multiple channels through which sellers can sell their product, enhancing their inventory turnover rate and increasing their profitability. Many of the sellers operating in our GigaCloud Marketplace were originally suppliers of our 1P inventory that later joined the GigaCloud Marketplace as 3P sellers.

Our Value Proposition to Buyers

Our marketplace offers one-stop-shop logistics solutions for a broad catalog of large parcel products sourced globally. We offer virtual warehousing and drop shipping solutions so buyers do not need to manage physical order fulfillment. With 17 large-scale warehouses strategically positioned in key markets around the world, we have the capability to reach over 90% of customers in the lower 48 states in the U.S. within an average of three days of delivery time. Our solution effectively minimizes inventory risk for buyers and allows them to reach customers across geographies at an affordable price.

We also provide buyers the optionality to pre-sell products through their own channels before placing an order in GigaCloud Marketplace. This significantly reduces buyers’ working capital needs and allow them to scale more efficiently.

Our Market Opportunity

The U.S. B2B large parcel market is massive and underpenetrated by ecommerce, largely due to the supply chain complexities of moving bulky items. We expect increasing adoption of end-to-end B2B ecommerce marketplaces by manufacturers and resellers globally as they compete against large ecommerce platforms in today’s digital retail economy.

The U.S. B2B market is estimated at $14.8 trillion, nearly three times size of the U.S. retail sales market and is currently underpenetrated by ecommerce. According to Frost and Sullivan, ecommerce penetration for U.S. B2B sales is estimated at 9.0%, lagging U.S. retail sales penetration of 14.3%, indicating substantial room for long-term growth. Frost and Sullivan estimates that U.S. B2B ecommerce sales has reached $1.3 trillion in 2020 and it is expected to grow at a compound annual growth rate, or CAGR, of 10.7% from 2020 to 2025, reaching $2.2 trillion.

Benefiting from the proliferation of the internet and smart phones, consumers are increasingly making purchase decisions online. Today’s ecommerce platforms offer consumers a wide selection of products, shopping schedule flexibility, multiple payment options and speedy delivery services unmatched by brick-and-mortar stores. In the core large parcel categories including furniture and home appliance, COVID-19 has accelerated the trend of consumers purchasing products online, as consumers are furnishing their apartments and homes to better serve their work-at-home and play-at-home needs. We expect this trend to continue in the coming years as remote working arrangements have become increasingly common. Frost and Sullivan estimates online sales for furniture and home appliance have reached $16.2 billion and $10.0 billion in 2020, respectively, and they are expected to grow at a CAGR of 10.1% and 6.6% to $26.1 billion and $13.8 billion from 2020 to 2025, respectively.

In today’s digital retail economy, B2B ecommerce marketplaces play a critical role in leveling the playing field between small to medium-sized retailers and large ecommerce platforms. To win customers, resellers not only compete on product quality and price, but also on selection, delivery speed and customer service. Delivering on all of these criteria is especially challenging in the large parcel market given the difficulties of moving bulky items. Small to medium-sized resellers often lack the resources to invest in their own supply chains and therefore tend to struggle to compete against well-capitalized large ecommerce platforms.

B2B ecommerce marketplaces offer low-cost end-to-end supply chain solutions so that resellers can focus on growing sales without needing to create their own supply chains. We believe B2B marketplaces will become an increasingly important part of the digital retail economy.

Our Strengths

We believe that the following components contribute to our success and differentiate us from our competitors:

•	Pioneering cross-border B2B ecommerce marketplace for the large parcel market;

•	Compelling value proposition to both sellers and buyers enhanced by network effects;

•	Industry-leading supply chain capabilities;

•	Our technology system;

•	Data intelligence powered by AI; and

•	Experienced and innovative team.

Our Strategies

We intend to pursue the following growth strategies:

•	Grow and diversify seller base and SKUs;

•	Grow buyer base and engagement;

•	Expand product offerings; and

•	Expand geographic coverage.

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to our business and industry, risks related to our corporate structure, risks related to doing business in China and risks related to our ADSs and this offering. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	Uncertainties in economic conditions and their impact on the ecommerce industry, particularly for large parcel merchandise, could adversely impact our operating results.

•

Our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date.

•	System interruptions that impair access to our GigaCloud Marketplace, or other performance failures in our technology infrastructure, could damage our reputation and results of operations.

•	Our international operations are subject to a variety of legal, regulatory, political and economic risks.

•	If we fail to maintain and expand our relationships with third-party platforms and sellers and buyers in our marketplace, our revenues and results of operations will be harmed.

•	Risks associated with the manufacturers of the products we sell as our own inventory could materially adversely affect our financial performance as well as our reputation and brand.

•	If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

•	We depend on our relationships with third-parties, including third-party carriers, and changes in our relationships with these parties could adversely impact our revenues and profits.

•	We may not be successful in optimizing our warehouses and fulfillment network.

•	Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects.

•	Our efforts to launch new products or services may not be successful.

•	The COVID-19 pandemic could materially and adversely impact our business.

Risks Related to Our Corporate Structure

•

We rely on contractual arrangements with our consolidated VIEs and their shareholders for a portion of our business operations. These arrangements may not be as effective as direct ownership in providing operational control.

•	Any failure by our consolidated VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on our business.

•

We may lose the ability to use, or otherwise benefit from, the assets held, or the services provided by our consolidated VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Risks Related to Doing Business in China

•	We could be adversely affected by political tensions between the U.S. and the PRC.

•

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

•

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

•	Recent litigation and negative publicity surrounding PRC-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs.

Risks Related to the ADSs and this Offering

•	An active, liquid and orderly market for the ADSs may not develop, and you may not be able to resell your ADSs at or above the public offering price.

•	The trading price of the ADSs could be highly volatile, and purchasers of the ADSs could incur substantial losses.

•

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Corporate History and Structure

On August 29, 2006, we incorporated Oriental Standard Human Resources Holdings Limited, our holding company, or Oriental Standard Holdings, as a limited liability company in the Cayman Islands. We began our ecommerce business in Japan in 2010. We expanded to the U.K. in 2013 and further expanded to the U.S. through our acquisition of COMPTREE INC. in 2014. We entered into German market in 2017. In January 2019, we launched our ecommerce platform, GigaCloud Marketplace. As our marketplace and our ecommerce business continue to grow, we believe it is important to have a name for our holding company that is more representative of our businesses. Effective March 12, 2021, our holding company’s name is changed from Oriental Standard Human Resources Holdings Limited to GigaCloud Technology Inc, or GigaCloud Technology.

The chart below shows our corporate structure and identifies our principal subsidiaries and consolidated VIEs described above as of the date of this prospectus:

Our control agreements with our consolidated VIEs and their shareholders allow us to (i) exercise effective control over our consolidated VIEs, (ii) receive substantially all of the economic benefits of our consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our consolidated VIEs when and to the extent permitted by the applicable laws.

We are regarded as the primary beneficiary of our consolidated VIEs, and we treat our consolidated VIEs as our consolidated entities under accounting principles generally accepted in the United States of America, or U.S. GAAP. We have consolidated the financial results of our consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, our control over our consolidated VIEs through contractual arrangements may not be as effective as direct ownership. In addition, uncertainties exist as to whether our operation of the business in these jurisdictions through our consolidated VIEs would be found not in compliance with existing or future respective local laws. For a more detailed description of our corporate history and structure, see “Corporate History and Structure.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the

JOBS Act. As long as we remain an emerging growth company, we may rely on exemptions from some of the reporting requirements applicable to public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of selected financial data (rather than five years) and only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting; and

•

not being required to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We have taken, and may continue to take, advantage of some of these exemptions until we are no longer an emerging growth company. We will not “opt out” of such exemptions afforded to an emerging growth company.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three year period, issued more than $1.00 billion in non-convertible debt; or

•

the date on which we become a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We will not be entitled to the above exemptions if we cease to be an emerging growth company.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq Global Market] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq Global Market] corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance after we complete this offering.

Corporate Information

Our principal executive offices are located at 8F, House 9, Creative Industry Park, No. 328 Xinghu Street, Industry Park, Suzhou, Jiangsu Province, China. Our telephone number at this address is +86-512-6285-2958. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our corporate website is https://www.gigacloudtech.com/. The information contained on our website is not a part of this prospectus. Our agent for service of process in the U.S. is located at                 .

Conventions that Apply to this Prospectus

Unless we indicate otherwise, references in this prospectus to:

•	“Active 3P sellers” means sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns;

•	“Active buyers” means buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

•	“ADSs” are to our American depositary shares, each of which represents Class A ordinary shares;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value $0.0001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value $0.0001 per share;

•

“GigaCloud Marketplace GMV” means the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds;

•	“GMV” means the total gross merchandise value of transactions;

•	“off-platform ecommerce” means the sale of our own inventory to and through third-party ecommerce platforms;

•

“preferred shares” are to our redeemable convertible preferred shares of $0.0001 par value per share, including series A redeemable convertible preferred shares of $0.0001 par value per share, or “series A preferred shares,” series B redeemable convertible preferred shares of $0.0001 par value per share, or “series B preferred shares,” series C redeemable convertible preferred shares of $0.0001 par value per share, or “series C preferred shares,” series D redeemable convertible preferred shares of $0.0001 par value per share, or “series D preferred shares,” and series E redeemable convertible preferred shares, or “series E preferred shares.” The preferred shares will automatically convert into our ordinary shares immediately prior to the completion of this offering.

•	“RMB” and “Renminbi” are to the legal currency of China;

•

“shares” or “ordinary shares” are to our ordinary shares, par value $0.0001 per share, and upon and after the completion of this offering, are to our Class A ordinary shares and Class B ordinary shares, par value $0.0001 per share;

•	“SKU” means the stock keeping unit for our inventory;

•	“Spend per active buyer” is calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date;

•	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States;

•	“VIEs” are to our variable interest entities who entered into account control agreements, or control agreements, with GigaCloud Technology, as detailed in “Corporate History and Structure”; and

•

“we,” “us,” “our company,” “our,” “our group,” “GigaCloud,” or “GigaCloud Technology” refer to GigaCloud Technology Inc, our Cayman Islands holding company, its predecessor entity, its subsidiaries, its consolidated VIEs and any subsidiaries of its consolidated VIEs, as the context requires.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase additional ADSs.

We have made rounding adjustments to reach some of the figures included in this prospectus. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

THE OFFERING

Offering Price per ADS	We currently estimate that the initial public offering price will be between $ and $ per ADS.

ADSs Offered by Us	ADSs (or ADSs if the underwriters exercise their over-allotment option to purchase additional ADSs in full).

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise the over-allotment option to purchase additional ADSs in full).

Ordinary Shares Outstanding Immediately After This Offering	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise their over-allotment option to purchase additional ADSs in full) and Class B ordinary shares.

The ADSs	Each ADS represents Class A ordinary share, par value $0.0001 per share.

The depositary will hold the underlying Class A ordinary shares represented by the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for the underlying Class A ordinary shares. The depositary will charge you fees for any such exchange.

We and the depositary may amend or terminate the deposit agreement for any reason without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

We will adopt a dual-class voting structure that will become effective immediately prior to the completion of this offering. Holders of our Class A ordinary shares and holders of our Class B ordinary shares will have the same rights, except for voting and conversion rights. In respect of matters requiring a shareholders’ vote, each Class A

ordinary share will be entitled to             vote[s] and each Class B ordinary share will be entitled to             votes. Each Class B ordinary share will be convertible into             Class A ordinary share[s] at any time, by the holder thereof. However, Class A ordinary shares will not be convertible into Class B ordinary shares at any time, under any circumstances.

Upon (i) any sale, transfer, assignment or disposition of ownership in Class B ordinary shares by a holder thereof to any person or entity that is not our controlling shareholder or an entity that is ultimately controlled by our controlling shareholder or (ii) upon any change in the ultimate beneficial ownership of any Class B ordinary share to a person who is neither our controlling shareholder nor an entity that is ultimately controlled by our controlling shareholder, such Class B ordinary shares will automatically and immediately converted into an equal number of Class A ordinary shares without any actions on the part of the transferor or the transferee. For further information, see “Description of Share Capital.”

Over-Allotment Option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of Proceeds	We estimate that we will receive net proceeds of approximately $ million (or $ million if the underwriters exercise their over-allotment option to purchase additional ADSs in full) from this offering, assuming an initial public offering price of $ per ADS, which is the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for working capital, operating expenses, capital expenditures and other general corporate purposes including funding potential strategic acquisitions, investments and alliances, although we do not presently have specific plans and are not currently engaged in any discussions or negotiations with respect to any such transaction.

See “Use of Proceeds” for more information.

Lock-up	We, our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	We intend to apply to have the ADSs listed on the [NYSE/ Nasdaq Global Market] under the symbol “ .” The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor on , 2021, through the facilities of The Depository Trust Company, or DTC.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Depositary	.

The total number of ordinary shares that will be outstanding immediately after this offering is based upon:

•	15,461,914,920 ordinary shares issued and outstanding as of the date of this prospectus; and

•	Class A ordinary shares in the form of ADSs that we will issue and sell in this offering (assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs).

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of comprehensive income data and consolidated statement of cash flows data for the years ended December 31, 2019 and 2020 and summary consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods. You should read this section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the Year Ended December 31,
	2019	2020
Summary Consolidated Statements of Comprehensive Income Data:	($ in thousands, except for share data and per share data)
Revenues	122,296	275,478
Cost of revenues	(100,102)	(200,362)

Gross profit	22,194	75,116

Operating expenses
Selling and marketing expenses	(12,680)	(22,580)
General and administrative expenses	(4,712)	(15,638)

Total operating expenses	(17,392)	(38,218)

Operating income	4,802	36,898

Interest expense	—	(46)
Interest income	2	58
Foreign currency exchange gains, net	166	1,023
Others, net	(168)	56

Income before income taxes	4,802	37,989
Income tax expense	(1,945)	(7,820)

Net income	2,857	30,169

Accretion of redeemable convertible preferred shares	—	(152)
Net income attributable to ordinary shareholders of our company	2,857	30,017

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(54)	(364)

Comprehensive income	2,803	29,805

Net income per ordinary share
—Basic and diluted	0.00021	0.00220
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic and diluted	4,747,923,620	4,747,923,620

	As of December 31,
	2019	2020
Summary Consolidated Balance Sheet Data:	($ in thousands)
Accounts receivable, net	13,912	24,020
Inventories	21,764	35,578
Total current assets	46,560	132,369
Total non-current assets	2,939	5,974
Total assets	49,499	138,343
Accounts payable	14,690	18,831
Total current liabilities	22,384	48,907
Total non-current liabilities	—	2,665
Total liabilities	22,384	51,572
Total mezzanine equity	—	25,152
Total shareholders’ equity	27,115	61,619
Total liabilities, mezzanine equity and shareholders’ equity	49,499	138,343

	For the Year Ended December 31,
	2019	2020
Summary Consolidated Statement of Cash Flow Data:	($ in thousands)
Net cash provided by operating activities	1,157	33,284
Net cash used in investing activities	(944)	(647)
Net cash provided by financing activities	89	23,272
Effect of foreign currency exchange rate changes on cash and restricted cash	139	735
Net increase in cash and restricted cash	441	56,644
Cash and restricted cash at the beginning of the year	5,112	5,553
Cash and restricted cash at the end of the year	5,553	62,197

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expenses, a non-GAAP financial measure, to understand and evaluate our core operating performance. Non-GAAP financial measure, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. The table below sets forth a reconciliation of Adjusted EBITDA from net income for the periods indicated:

	For the Year Ended December 31,
	2019	2020
	(in $ thousands)
Net income	2,857	30,169
Add: Income tax expense	1,945	7,820
Add: Interest expense	—	46
Less: Interest income	(2)	(58)
Add: Depreciation	128	227
Add: Share-based compensation expense	—	7,286

Adjusted EBITDA	4,928	45,490

Key Financial and Operating Metrics

The following table sets forth certain key financial and operating metrics for the periods presented:

	As of/For the Year Ended December 31,
GigaCloud Marketplace	2019	2020
GigaCloud Marketplace GMV (in $ thousands)	$35,468	$190,480
Active 3P sellers	71	210
Active buyers	441	1,689
Spend per active buyer (in $)	$80,427	$112,777

The following tables set forth our key financial and operating metrics for each of the quarters in 2019 and 2020 calculated on a last 12-month basis:

	As of/For the Quarters Ended
GigaCloud Marketplace:	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
GigaCloud Marketplace GMV (in $ thousands)	$2,355	$9,280	$19,616	$35,468	$54,050	$93,802	$138,132	$190,480
Active 3P sellers	13	31	51	71	89	121	163	210
Active buyers	39	156	279	441	689	993	1,351	1,689
Spend per active buyer (in $)	$60,397	$59,490	$70,310	$80,427	$78,447	$94,463	$102,244	$112,777

For additional information about our key financial and operating metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

RISK FACTORS

Investing in our ADSs entails a significant level of risk. Before investing in our ADSs, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material but may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition and prospects. In such case, the market prices of our ADSs could decline and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Uncertainties in economic conditions and their impact on the ecommerce industry, particularly for large parcel merchandise, could adversely impact our operating results.

We generate a significant portion of our revenues by offering global end-to-end B2B ecommerce solutions for large parcel merchandise via our GigaCloud Marketplace and by selling our own inventory through the GigaCloud Marketplace, to and through off-platform ecommerce websites such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K. Our business and growth are therefore highly dependent on the viability and prospects of the ecommerce industry, particularly for the large parcel merchandise market.

Any uncertainties relating to the growth, profitability and regulatory regime of the ecommerce industry for large parcel merchandise in the U.S. and other jurisdictions in which we operate could have a significant impact on us. The development of the ecommerce industry is affected by a number of factors, most of which are beyond our control. These factors include:

•	the consumption power and disposable income of ecommerce consumers, as well as changes in demographics and consumer tastes and preferences;

•	the availability, reliability and security of ecommerce platforms;

•	the selection, price and popularity of products offered on ecommerce platforms;

•	the potential impact of the COVID-19 pandemic to our business operations and the economy in the U.S. and elsewhere generally;

•	the development of revenues fulfillment, payment and other ancillary services associated with ecommerce; and

•	changes in laws and regulations, as well as government policies, that govern the ecommerce industry in the U.S.

The ecommerce industry is highly sensitive to changes in macroeconomic conditions, and ecommerce spending tends to decline during recessionary periods. Many factors beyond our control, including inflation and deflation, fluctuations in currency exchange rates, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates can adversely affect consumer confidence and spending behavior on ecommerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending, which could in turn negatively impact our growth and profitability.

Our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date.

We have grown rapidly over the last two years. Our revenues increased from $122.3 million in 2019 to $275.5 million in 2020. GigaCloud Marketplace GMV increased from $35.5 million in 2019 to $190.5 million in 2020. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. In addition, our B2B ecommerce platform, GigaCloud Marketplace, from which we have generated 46.8% and 66.2% of our total revenues in 2019 and 2020, respectively, is a relatively new initiative and may not grow as quickly as we have anticipated. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

System interruptions that impair access to our GigaCloud Marketplace, or other performance failures in our technology infrastructure, could damage our reputation and results of operations.

The satisfactory performance, reliability and availability of our marketplace, software such as our AI, data analytics tools, warehouse management system and other technology infrastructures are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

For example, if one of our data centers fails or suffers an interruption or degradation of services, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations, including our ability to fulfill customer orders through our logistics network, are also vulnerable to damage, breakdown, breach or interruption from inclement weather, fire, flood, power loss, telecommunications failure, terrorist attacks, labor disputes, employee error or malfeasance, theft or misuse, cyber-attacks, denial-of-service attacks, computer viruses, ransomware or other malware, data loss, acts of war, break-ins, earthquake and similar events. In the event of a data center failure, the failover to a back-up could take substantial time, during which time our sites could be completely shut down. Further, our back-up services may not effectively process spikes in demand, may process transactions more slowly and may not support all of our sites’ functionality.

We use complex AI software in our technology infrastructure, which we seek to continually update and improve. We may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, we may in the future experience slowdowns or interruptions in our marketplace or our warehouse management system when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Our revenues depends on the number of sellers and buyers who trade in our marketplace and the amount of GMV we can handle. Unavailability of our marketplace or our logistics algorithm would reduce the volume of GMV in our business operations.

We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our marketplace or on third-party ecommerce platforms, place additional demands on our technology infrastructure and could cause or exacerbate slowdowns or interruptions. Any substantial increase in the volume of traffic or the number of orders placed in our marketplace or the third-party ecommerce platforms may require us to further expand and upgrade our logistics network, precision logistics algorithm, warehouse management system and technology infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our marketplace, the third-party ecommerce platforms or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. To remain competitive, we continue to enhance and improve the responsiveness, functionality and features of our marketplace, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the ecommerce industry. Accordingly, we redesign and enhance various functions in our marketplace on a regular basis, and we may experience instability and performance issues as a result of these changes.

Any slowdown, interruption or performance failure of our marketplace and the underlying technology and logistics infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations.

Our international operations are subject to a variety of legal, regulatory, political and economic risks.

We operate warehouses in four countries across North America, Europe and Asia, with the U.S. being our largest market. Our international activities are significant to our revenues and profits, and we plan to further expand internationally. In certain international market segments, we have relatively little operating experience and may not benefit from any first-to-market advantages. It is costly to establish, develop, and maintain international operations, and promote our brand internationally. Our international operations may not become profitable on a sustained basis.

In addition, our international sales and operations are subject to a number of risks, including:

•	local economic and political conditions;

•

government regulation (such as regulation of our product and service offerings and of competition); restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs); nationalization; and restrictions on foreign ownership;

•

restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services, and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights;

•	business licensing or certification requirements;

•	limitations on the repatriation and investment of funds and foreign currency exchange restrictions;

•	limited fulfillment and technology infrastructure;

•	potential impact of the COVID-19 pandemic on our business operations and the economy in globally;

•	shorter payable and longer inventory and receivable cycles and the resultant negative impact on cash flow;

•	laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, advertising, and restrictions on pricing or discounts;

•	lower levels of use of the Internet;

•	lower levels of consumer spending and fewer opportunities for growth compared to the U.S., Europe, Japan or the PRC;

•	difficulty in staffing, developing, and managing foreign operations as a result of distance, language, and cultural differences;

•	different employee/employer relationships and the existence of works councils and labor unions;

•	compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;

•	laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans, and taxes; and

•	geopolitical events, including pandemic, war and terrorism.

As international physical, ecommerce, and omni-channel retail and other services grow, competition will intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. The inability to hire, train, retain, and manage sufficient required personnel may limit our international growth.

If we fail to maintain and expand our relationships with third-party platforms and sellers and buyers in our marketplace, our revenues and results of operations will be harmed.

Our business operations have relied on certain third-party ecommerce platforms, such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K., and we still expect to be significantly influenced by these third-party ecommerce platforms in the foreseeable future.

Such third-party ecommerce platforms have significant influence over how transactions take place on their ecommerce platforms, including how purchase orders are fulfilled by indicating to consumers the preferred express delivery companies for orders placed. We may have to accommodate the demands and requirements from various players in the third-party ecommerce platforms such as packing standards and the selection of specified shippers. Such demands and requirements may increase our costs or weaken our connection with our end customers.

Furthermore, approximately 65.7% of our GMV was generated from our GigaCloud Marketplace in 2020. As a result, our ability to maintain the relationship with and attract new third-party merchants, who are sellers and buyers trading on large parcel merchandise, to our marketplace is critical to our business operations and growth prospects. However, we may not be able to maintain our relationship with third-party ecommerce platforms or sellers and buyers due to a number of factors, some of which are beyond our control. For example, if the transaction volume or active users in our marketplace drop significantly, our third-party merchants may experience sales declines or shortage in products. As a result, they may not be able to generate profits or procure products as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our sellers and buyers. As a result, our sellers and buyers may not be effectively motivated to sell or order more products or maintain the relationships with us.

Even if we are able to maintain our relationship with sellers and buyers and attract more sellers and buyers to our marketplace, we are subject to various risks in connection with third-party merchants. If any third-

party sellers does not control the quality of the products that it sells in our marketplaces, delivers products that are defective or materially different from description, the reputation of our online marketplace could be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, despite our efforts to prevent it, some products sold by the sellers in our online marketplace may compete with the products we sell directly, which may cannibalize our sales under our self-operated business. In order for our online marketplace to be successful, we must continue to identify and attract sellers and buyers, and we may not be successful in this regard. The occurrence of any of the above could have a material and adverse effect on our business, financial condition and results of operations.

Risks associated with the manufacturers of the products we sell as our own inventory could materially adversely affect our financial performance as well as our reputation and brand.

We source products from third-party suppliers and manufacturers which we sell as our own inventory through GigaCloud Marketplace and also through off-platform ecommerce. We depend on our ability to provide our customers with a wide range of products from qualified suppliers in a timely and efficient manner. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of suppliers, suppliers’ ability to meet our standards, labor problems experienced by suppliers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to our suppliers are beyond our control. As an example, the COVID-19 pandemic could adversely impact supplier facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect our business, financial condition and results of operations.

Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality merchandise to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, may be materially adversely affected.

Further, we rely on our suppliers’ representations of product quality, safety and compliance with applicable laws and standards. If our suppliers or other vendors violate applicable laws, regulations or our supplier code of conduct, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our suppliers could cause our customers to avoid purchasing those products from us, or avoid purchasing products from us altogether, even if the basis for the concern is outside of our control. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our brand, reputation, operations and financial results.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to new, different, or additional trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

In addition, our business with foreign suppliers, particularly with respect to our international sites, may be affected by changes in the value of the U.S. dollar relative to other foreign currencies. For example, any movement by any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. Declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign suppliers. This, in turn, might cause such foreign suppliers to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments, or discontinue selling to us altogether, any of which could ultimately reduce our revenues or increase our costs.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business model requires us to manage a large volume of inventory effectively. We procure products from third-party manufacturers and sell as our own inventory through our GigaCloud Marketplace and off-platform ecommerce. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, we may not be able to accurately forecast demand. The procurement of certain types of inventory may require significant lead time and prepayment, and they may not be returnable. If we are unable to anticipate or respond to changes in customer preferences or fail to bring products that satisfy new customer preferences to GigaCloud Marketplace and off-platform ecommerce in a timely manner, our results of operations, financial condition and liquidity could be adversely affected.

Our inventories have increased from $21.8 million as of December 31, 2019, to $35.6 million as of December 31, 2020. Our annual inventory turnover days for our own inventory were 69 days in 2019 and 53 days in 2020. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of revenues during the period and then multiplied by the number of days during the period. The decrease in inventory turnover days was primarily attributable to the increase in product sales and less inventory backlog after GigaCloud Marketplace has reached scale in 2020.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. To reduce our inventory level, we usually choose to sell certain of our products at lower prices, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We depend on our relationships with third-parties, including third-party carriers, and changes in our relationships with these parties could adversely impact our revenues and profits.

We rely on third parties to operate certain elements of our business. For example, we rely on local carriers and third-party national, regional, and local transportation companies to deliver our large parcel merchandise. As a result, we may be subject to shipping delays or disruptions caused by inclement weather, natural disasters, system interruptions and technology failures, labor activism, health epidemics or bioterrorism.

We are also subject to risks of breakage or other damage during delivery by any of these third parties. We also use and rely on other services from third parties, such as telecommunications services, customs, consolidation and shipping services, as well as warranty, installation, assembly and design services. We may be unable to maintain these relationships, and these services may also be subject to outages and interruptions that are not within our control. Third parties may in the future determine they no longer wish to do business with us or may decide to take other actions that could harm our business. We may also determine that we no longer want to do business with them. If parcels are not delivered in a timely fashion or are damaged during the delivery process by these third parties, or if we are not able to provide adequate customer support or other services or offerings, our customers could become dissatisfied and cease using our cross border fulfillment services or stop trading products through our marketplace, which would adversely affect our operating results.

We may not be successful in optimizing our warehouses and fulfillment network.

We have 17 large scale warehouses spreading across the U.S., Japan, the U.K. and Germany. Failures to adequately predict customer demand or otherwise optimize and operate our fulfillment network successfully from time to time result in excess or insufficient fulfillment capacity, increased costs and impairment charges, any of which could materially harm our business. As we continue to add warehouses and fulfillment capability, our fulfillment and logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively.

In addition, failure to optimize inventory in our fulfillment network increases our net shipping cost by requiring long-zone or partial shipments. We may be unable to adequately staff our warehousing network and customer service centers. As we maintain the inventory of other companies, the complexity of tracking inventory and operating our fulfillment network has further increased. Our failure to properly handle such inventory or the inability of the other businesses on whose behalf we perform inventory fulfillment services to accurately forecast product demand may result in us being unable to secure sufficient storage space or to optimize our warehouses and fulfillment network or cause other unexpected costs and other harm to our business and reputation.

Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects.

Maintaining and enhancing our brand is critical to expanding our base of customers, including attracting third-party ecommerce platforms to use our third-party logistics services and the sellers and buyers to trade in our marketplace. Our ability to maintain and enhance our brand depends largely on our ability to maintain customer confidence in our service offerings, including by delivering parcels on time and without damage to end customers. If end customers do not have a satisfactory experience with our logistics services, our customers may seek out alternative logistics services from our competitors. Alternatively, if our sellers and buyers are not satisfied with the products selection or service offerings in our marketplace, they may not return to our marketplace in the future, or at all.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection, product quality, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement, and loyalty of our customer base and result in decreased total revenues, which could adversely affect our business, financial condition and results of operations. A significant portion of our customers’ brand experience also depends on third parties outside of our control, including carrier and freight service providers and other third-party delivery agents. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage.

Customer complaints or negative publicity about our marketplace, products, delivery times, company practices, employees, customer data handling and security practices or customer support, especially on social media websites and in our marketplace, could rapidly and severely diminish buyers’ and sellers’ use of our marketplace and third-party ecommerce platforms’ confidence in us and result in harm to our brands.

Our efforts to launch new products or services may not be successful.

Our business success depends to some extent on our ability to expand our service offerings by launching new products and services and by expanding our existing offerings into new geographies. For example, we expanded into German market for our third-party logistics services in 2018, and we launched GigaCloud Marketplace, our B2B marketplace, in 2019. Launching new products and services or expanding internationally requires significant upfront investments, including investments in marketing, information technology, and additional personnel. Expanding our service offerings internationally is particularly challenging because it requires us to gain country-specific knowledge about consumers, regional competitors and local laws, purchase or lease warehouse, build local logistics capabilities and customize portions of our technology for local markets. We may not be able to generate satisfactory revenues from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new services or to expand our existing offerings could have a material adverse effect on our business, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter into new markets in which we have limited or no experience, which may not be successful or appealing to our customers. These activities may present new and difficult technological and logistical challenges, and resulting service disruptions, failures or other quality issues may cause customer dissatisfaction and harm our reputation and brand. Further, our current and potential competitors in new market segments may have greater brand recognition, financial resources, longer operating histories and larger customer bases than we do in these areas. As a result, we may not be successful enough in these newer areas to recoup our investments in them. If this occurs, our business, financial condition and results of operations may be materially adversely affected.

The COVID-19 pandemic could materially and adversely impact our business.

In December 2019, a novel strain of coronavirus, COVID-19, was first reported in Wuhan, PRC and has since become a global pandemic. In an effort to contain the spread of COVID-19, many countries, including the U.S., the PRC and most other jurisdictions around the world, have imposed unprecedented restrictions on travel, business and office closures, quarantines and lock-downs, resulting in a substantial reduction in economic activity. On January 30, 2020, the World Health Organization, or WHO, declared this COVID-19 outbreak a Public Health Emergency of International Concern. On February 28, 2020, the WHO increased the assessment of the risk of spread and the risk of impact of COVID-19 to “very high” at a global level. On March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic.

As COVID-19 has evolved into a worldwide health crisis, it has resulted in adverse effects in the global economy and financial markets, such as significant declines in the global stock markets. The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 have and may continue to negatively impact all or portions of our workforce, operations, suppliers and customers, demand for our products and services and our ongoing and business activities, and have caused, and may further cause, disruptions to our supply chain and may impair our ability to execute our business development strategy. For example, the COVID-19 pandemic has temporarily disrupted the global supply chain, including many of our suppliers, as factory closures and reduced manufacturing output impacted inventory levels, potentially exacerbated by surging demand for products. Since the COVID-19 outbreak, however, we have seen increased GMV and revenues in our business as more people stayed at home and re-furnished their apartments to be better fitted for remote working environment.

As COVID-19 continues to spread, we may experience ongoing disruptions that could severely impact our business, including:

•	a significant reduction in revenues due to curtailment of business from our customers;

•	a reduction in our operating margins due to long-term changes in the mix of our products and services;

•

other effects from governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic (including restrictions on travel and transportation and workforce pressures);

•	reductions in operating effectiveness due to employees working remotely; unavailability of personnel;

•	the delay or cancellation of capital projects and related delays in, or loss of, expected benefits therefrom;

•	limited access to liquidity; increased volatility and pricing in the capital and commercial paper markets;

•	further disruption of our global supply chains; and

•	a requirement that we recognize an impairment in the fair value of our assets; an increase in our pension funding obligations; and the effect of the pandemic on the credit-worthiness of our customers.

Any of these and other disruptions in our operations and the global economy could negatively impact our business, financial condition and results of operations.

In addition, quarantines, shelter-in-place and similar government orders related to COVID-19 or other infectious diseases, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could adversely affect personnel at third parties which we rely on. These third parties include our manufacturing suppliers and logistics providers and other third-party delivery agents, as their workers may be temporarily prohibited or otherwise unable to report to work and transporting products within regions or countries may be limited due to extended holidays, factory closures, port closures and increased border controls and closures, among other things. We may also incur higher shipping costs due to various surcharges by third-party delivery agents on retailers related to the increased shipping demand resulting from the COVID-19 pandemic. To the extent our service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our operations may be negatively impacted.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position.

COVID-19 and actions taken to reduce its spread continue to rapidly evolve. The extent to which COVID-19 may reduce the productivity of our employees, disrupt our service supply chains, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken in the U.S. and other countries to contain and treat the disease. To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Despite the foregoing, in 2020, we saw an increased revenues and order activity since the COVID-19 pandemic. These results, as well as those of other metrics such as revenues, gross margins and other financial and operating data, may not be indicative of results for future periods. Some of the increased demand is likely due to customers being required or encouraged to stay at home, school closures and employers requiring employees to work remotely. Such increased demand may increase beyond manageable levels, may fluctuate significantly, or may not continue, including the possibility that demand may decrease from historical levels. The duration and severity of the COVID-19 pandemic, the amount of time it will take for normal economic activity to resume, and future government actions that may be taken are all unknown, and accordingly the situation remains dynamic and subject to rapid and possibly material change, including but not limited to changes that may materially affect the operations of our suppliers, logistics providers and customers, which ultimately could result in material adverse effects on our business, financial condition and results of operations.

We are subject to risks related to online transactions and payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, credit accounts (including promotional financing) and customer invoicing. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

We occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. We may also suffer losses from other online transaction fraud, including fraudulent returns. If we are unable to detect or control credit card or transaction fraud, our liability for these transactions could harm our business, financial condition and operating results.

Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and substantially harm our business and operating results.

We have access to a large amount of confidential information in our day-to-day operations. We collect, maintain, transmit and store data about our customers, employees, contractors, suppliers, vendors and others, including personally identifiable information of the senders and recipients of the parcels, as well as other confidential and proprietary information. The proper use and protection of confidential information is essential to maintaining customer trust in us and our services.

We are materially dependent upon our networks, information technology infrastructure and related technology systems to provide services to our customers and to manage our internal operations. Many of our customers require access to our services on a continuous basis and may be materially impaired by interruptions in our or our third-party service providers’ infrastructure. Our technology systems also process and store a significant amount of confidential information and data for the proper functioning of our network. Security breaches and hacker attacks on our system might result in a compromise to the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining confidential information in our possession. Such individuals or entities may engage in various other illegal activities using such information. Further, as parcels move through our network from pickup to delivery, a large number of personnel handle the flow of parcels and have access to significant amounts of confidential information. Some of these personnel may misappropriate the confidential information despite the security policies and measures we have implemented. In addition, most of the delivery and pickup personnel are not our employees, which makes it more difficult for us to implement sufficient and effective control over them. Additionally, other disruptions can occur, such as infrastructure gaps, hardware and software vulnerabilities, inadequate or missing security controls, exposed or unprotected customer data and the accidental or intentional disclosure of source code or other confidential information by former or current employees. Any such incidents could (i) interfere with the delivery of services to our customers, (ii) impede our customers’ ability to do business, (iii) compromise the security of infrastructure, systems and data, (iv) lead to the dissemination to third parties of proprietary information or sensitive, personal, or confidential data about us, our employees or our customers, including personally identifiable information of individuals involved with our customers and their end users and (v) impact our ability to do business in the ordinary course. If a breach or other security incident were to occur, it could expose us to increased risk of claims and liability, including litigation, regulatory enforcement, notification obligations and indemnity obligations, as well as loss of existing or potential customers, harm to our reputation, increases in our security costs (including spending material resources to investigate or correct the breach or incident and to prevent future security breaches and incidents), disruption of normal business operations, the impairment or loss of industry certifications and government sanctions (including debarment). Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources. Any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Similar security risks exist with respect to our third-party vendors that we rely on for aspects of our IT support services, pickup and delivery services, and administrative functions, including the systems owned, operated or controlled by other unaffiliated operators to the extent we rely on such other systems to deliver services to our customers. Our ability to monitor our third-party service providers’ data security is limited. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our third-party service providers may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our services. Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations could cause our customers to lose trust in us and our services. Any perception that the confidentiality or privacy of information is unsafe or vulnerable when using our services, could damage our reputation and substantially harm our business, financial condition and results of operations.

Real or perceived errors, failures or bugs in our services, software or technology could adversely affect our business, financial condition and results of operations.

Undetected real or perceived errors, failures, bugs or defects may be present or occur in the future in our solutions, software or technology or the technology or software we license from third parties, including open source software. Despite testing by us, real or perceived errors, failures, bugs or defects may not be found until our customers use our services. Real or perceived errors, failures, bugs or defects in our solutions could result in negative publicity, loss of or delay in market acceptance of our services and harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs or defects in our services could also impair our ability to attract new customers, retain existing customers or expand their use of our services, which could adversely affect our business, financial condition and results of operations.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our ecommerce platform, our third-party logistics services and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the ecommerce and logistics services industries. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

Our business is rapidly evolving and intensely competitive, and we have many competitors in different industries. Our competition includes third-party logistics service providers, furniture stores, big box retailers, and online ecommerce platforms and marketplaces in the U.S., Europe, Japan and China. We compete with third-party logistics service providers based on a number of factors, including warehouse and infrastructure capacity, network stability, business model, operational capabilities, cost control and service quality. We also compete with other retailers and ecommerce platforms that offer large parcel merchandise for the variety and availability of products, number of users in the marketplace, flexibility in delivery options and freight rates.

Many of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, faster and less costly shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenues and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in customers habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate revenues from their customer bases more effectively than we do.

We may be subject to product liability claims and other similar claims if people or property are harmed by the products we sell or sold through our platform.

Some of the products we sell may expose us to product liability and other claims and litigation (including class actions) or regulatory action relating to safety, personal injury, death or environmental or property damage. Some of our agreements with members of our supply chain may not indemnify us from product liability for a particular product, and some members of our supply chain may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our transportation costs and operational results.

Our transportation costs mainly consist of fuel costs and transportation expenses incurred in relation to the use of third-party transportation services. The availability and price of fuel and third-party transportation capacity are subject to political, economic, and market factors that are outside of our control. In 2020, we continued to increase the use of self-owned and operated, cost-efficient high capacity trucks to replace some, but not all, of our third-party outsourced trucks to further enhance transportation efficiency. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control-measures or pass on incremental costs to our customers. As a result, our business, financial condition and results of operations may be adversely affected.

We face risks associated with parcels handled and transported through our network and risks associated with transportation.

We handle a large volume of parcels across our cross border fulfillment network, and face challenges with respect to the protection and inspection of these parcels. Parcels in our fulfillment network may be stolen, damaged or lost for various reasons, and we may face actual or alleged liability for such incidents. In addition, we may fail to detect unsafe or prohibited/restricted items. Further, the big and bulky parcel handled by us are prone to damages, and may injure their recipients, harm our personnel and result in property damage. Failure to prevent prohibited or restricted items from entering our network may result in administrative or criminal penalties as well as civil liability for personal injury and property damage.

The transportation of parcels involves inherent risks. We have multiple warehouses and personnel involved in our logistics operations at all times, who are subject to risks associated with logistics and transportation safety, including transportation related injuries and losses at our warehouses or during the course of transportation. For example, our personnel may be involved in traffic accidents from time to time, resulting in personal injury and loss or damage to parcels carried by them. In addition, frictions or disputes may occasionally arise from the direct interaction of our personnel with parcel senders and recipients, which may result in personal injury or property damage if such incidents escalate. The insurance policies carried by us may not fully cover the damages caused by transportation related injuries or losses.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage or may not be covered by insurance at all. Government authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be unsafe by our end customers, ecommerce platforms and customers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

Significant merchandise refunds and product warranty claims could have a material adverse effect on our business.

We allow our customers to claim refunds or product warranties for our 1P sales subject to our return policy. See “Business—Logistics Network and Value-added Services—Warranties and Refunds.” If merchandise returns and product warranty claims are significant, our business, financial condition and results of operations could be harmed. Further, we modify our policies relating to returns and warranties from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. Many of our products are large and require special handling and delivery. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

Our business may be affected by increase in rental expenses or the termination of leases of our warehouses.

We lease properties to operate all of our warehouses, offices, ports and other pickup and delivery outlets. We may be subjected to increase in rental expenses. We may also not be able to successfully extend or renew such leases upon expiration, on commercially reasonable terms or at all, and may be forced to relocate the affected operations. Such relocation may disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. We may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our operations when required could adversely affect our business and operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. Even if we are able to extend or renew the respective leases, rental payments may significantly increase as a result of the high demand for the leased properties.

Our business requires significant capital investments and a high level of working capital to sustain our operations and business growth.

We require significant capital investments in our business which consist of building and setting up warehouse facilities, technology, sorting and other types of equipment. These investments support both our existing business and anticipated growth. Forecasting projected volume involves many factors which are subject to uncertainty, such as general economic trends, changes in governmental regulation and competition. If we do not accurately forecast our future capital investment needs, we could have excess capacity or insufficient capacity, either of which would negatively affect our revenues and profitability. In addition to forecasting our capital investment requirements, we adjust other elements of our operations and cost structure in response to adverse economic conditions; however, these adjustments may not be sufficient to allow us to maintain our operating margins.

Our strategic investments or acquisitions may be unsuccessful.

We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our marketplace. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on the performance of members of management and highly skilled IT personnel, and if we are unable to attract, develop, motivate and retain well-qualified employees, our business could be harmed.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and other key personnel. We are highly dependent upon our senior management, particularly our chief executive officer, as well as our vice presidents and other members of our senior management team. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our business strategies. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and personnel in the future. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a wide portfolio of intellectual property to operate our businesses and we may not be able to effectively protect these intellectual property and proprietary rights against infringement, misappropriation or other violation, or efforts to safeguard our intellectual property may be costly.

We rely on a combination of trademark, copyright and trade secret protection laws in the U.S., the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our technology and information. However, we cannot guarantee that we have entered into confidentiality agreements with each party that may have or have had access to our trade secrets or proprietary information. Such agreements may be breached by counterparties, who may disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us, and there may not be adequate remedies available to us for any such breach. In addition, we do not enter into intellectual property assignment agreements in the ordinary course and rely on the intellectual property rights we obtain from our employees by operation of law. The intellectual property rights we obtain by operation of law may not extend to all intellectual property rights developed by our employees and contractors and individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property rights. We therefore may not possess ownership rights in all intellectual property rights that we regard as our own or that are necessary for the conduct of our business.

Intellectual property protection may not be sufficient in the regions in which we operate. Our trademarks or other intellectual property rights may be challenged by others through administrative process or litigation, and our pending trademark applications may not be allowed. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation and some courts in the U.S. and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. Accordingly, we may not be able to effectively protect our intellectual property rights or the intellectual properties licensed from third parties, or to enforce our contractual rights in the jurisdictions we operate.

In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third parties, we would have no right to prevent them from using that technology or information to compete with us. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we may in the future enter into agreements with owners of such third-party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered “GIGACLOUD LOGISTICS” and “大健云仓” in the U.S., China and certain foreign jurisdictions. If we apply to register these trademarks in other countries, and/or other trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all; and further, our registered trademarks may not be maintained or enforced. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products and technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. And, over the long-term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially adversely impacted.

We may be accused of infringing, misappropriating or otherwise violating the intellectual property rights of third parties.

The ecommerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may be subject to claims and litigation by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights. Furthermore, under our current marketplace, the products offered in our marketplace are supplied by third-party merchants, who are separately responsible for sourcing the products that are sold in our marketplace. We have been and may continue to be subject to allegations , and may in the future be subject to lawsuits, claiming that products listed or sold through our marketplace by third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe, misappropriate or violate third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that favorable outcomes will be obtained. As our business expands and the number of competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in considerable litigation costs, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially adversely affect our business, financial condition and results of operations.

Legal claims regarding intellectual property rights are subject to inherent uncertainties due to the oftentimes complex issues involved, and we cannot be certain that we will be successful in defending ourselves against such claims. In addition, whereas we currently do not own or in-license any patents, some of our larger competitors have extensive portfolios of issued patents. Many potential litigants, including patent holding companies, have the ability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from conducting our business as we have historically done or may desire to do in the future. We might also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms, or at all. Alternatively, we may be required to develop non-infringing technology or intellectual property, which could require significant effort and expense and may ultimately not be successful.

We have received in the past, and we may receive in the future, communications alleging that certain items posted on or sold through our marketplace infringe, misappropriate or otherwise violate third-party copyrights, designs, marks and trade names or other intellectual property rights or other proprietary rights. Brand and content owners and other proprietary rights owners have actively asserted their purported rights against online companies. In addition to litigation from rights owners, we may be subject to regulatory, civil or criminal proceedings and penalties if governmental authorities believe we have aided and abetted in the sale of counterfeit or infringing products. Such claims, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Furthermore, we use open source software in connection with our GigaCloud Marketplace. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Additionally, the use and distribution of open source software can lead to greater risks than the use of third-party commercial software, and some open source projects have known vulnerabilities and open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. These claims could also result in litigation, which could be costly to defend, and if portions of our software are determined to be subject to an open source license or if the license terms for the open source software that we incorporate change, we could be required to publically release or disclose our source code or pay damages for breach of contract or cease offering the implicated services unless and until we can re-engineer all or a portion of our software, including GigaCloud Marketplace, in a manner that avoids infringement or otherwise change our business, any of which could reduce or eliminate the value of our services and adversely affect our business. The re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. Further, we could be required to seek licenses from third parties to continue using certain software or offering certain of our services or to discontinue the use of such software or the sale of our affected services in the event we could not obtain such licenses, which may not be available to us on commercially reasonable terms or at all. Any of the foregoing could be harmful to our business, financial condition and results of operations.

We are subject to legal and regulatory proceedings from time to time in the ordinary course of our business.

We may be, and in some instances have been, subject to claims, lawsuits including class actions and individual lawsuits, government investigations, and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, commercial disputes, and other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

Moreover, becoming a public company will raise our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.

Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

Our insurance coverage may not be sufficient to cover all the risks which our operations are exposed to and therefore we are susceptible to significant liabilities.

We have limited insurance coverage. We do not maintain business interruption insurance, cybersecurity insurance or general third-party liability insurance, nor do we maintain key-man life insurance. Although we maintain product liability insurance, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

We are focused on facilitating B2B ecommerce transactions for large parcel merchandise. Our cross-border logistics services may be affected by trade restrictions implemented by countries or territories in which our customers are located or in which our customers’ products are manufactured or sold.

For example, we are subject to risks relating to changes in trade policies, tariff regulations, embargoes or other trade restrictions adverse to our customers’ business. Actions by governments that result in restrictions on movement of parcel or otherwise could also impede our ability to carry out our cross-border ecommerce solutions and logistics services. In addition, international trade and political issues, tensions and conflicts may cause delays and interruptions to cross-border transportation and result in limitations on our insurance coverage. If we are unable to connect our global customers in our marketplace or provide solutions to transports parcel to and from countries with trade restrictions in a timely manner or at all, our business, financial condition and results of operations could be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business operations may harm our business.

We may not be able to obtain all the licenses and approvals that may be deemed necessary to operate our business. Because we operate in multiple jurisdictions, the relevant laws and regulations, as well as their interpretations, could be different from the U.S. This can make it difficult to know which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire we will be able to renew them. We cannot be sure that our interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators.

As we expand our businesses, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in. If we fail to obtain, maintain or renew any required licenses or approvals or make any necessary filings or are found to require licenses or approvals that we believed were not necessary or we were exempted from obtaining, we may be subject to various penalties, such as confiscation of the revenues or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of third-party arrangements, criminal prosecution and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted the 2008 Plan in 2008 for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. According to the 2008 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the plan is 1,256,871,748 ordinary shares. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares and other types of awards the administrator of the 2008 Plan decides.

In March 2017, our shareholders and board of directors approved and adopted the 2017 Plan. According to the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the plan is 1,999,854,864 ordinary shares. We are authorized to grant option, share appreciation right, dividend equivalent right, restricted share, restricted share unit or other right or benefit under the 2017 Plan.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. As of December 31, 2020, awards to purchase an aggregate of 2,298,578,095 ordinary shares under the 2008 Plan and the 2017 Plan were granted, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates. As a result of these grants, we incurred share-based compensation of nil and $7.3 million in 2019 and 2020, respectively. For more information on our share incentive plan, see “Management—Share Incentive Plans.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We could be held liable if our GigaCloud Marketplace is used for fraudulent, illegal or improper purposes such as money laundering.

Despite we have taken and continue to take measures, our GigaCloud Marketplace is susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. These may include the use of our marketplace in connection with fraudulent sales of merchandise and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud and incidents of fraud could increase in the future. We could be subject to fraud claims if confidential information obtained from our users is used for unauthorized purposes.

Our risk management policies and procedures may not be fully effective in identifying, monitoring and managing these risks. We are not able to monitor in each case the sources of funds for our digital financial services platform users, or the ways in which they are used. An increase in fraudulent transactions or publicity regarding payment disputes could harm our reputation and reduce customers confidence in our marketplace and solutions.

Natural disasters, pandemics, epidemics, acts of war, terrorist attacks and other events could materially and adversely affect our business.

Severe weather conditions and other natural or man-made disasters, including storms, floods, fires, earthquakes, epidemics, pandemics, conflicts, unrest, or terrorist attacks, may disrupt our business and result in decreased revenues. Customers may reduce their demand for logistics services or shipments, or our costs to operate our business may increase, either of which could have a material adverse effect on us. Any such event affecting one of our major facilities could result in a significant interruption in or disruption of our business, financial condition and results of operations.

Government regulation of the Internet and ecommerce in the U.S. and globally is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce in the U.S. and globally. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. Adverse legal or regulatory developments could substantially harm our business. Further, if we enter into new market segments or geographical areas and expand the products and services we offer, we may be subject to additional laws and regulatory requirements or prohibited from conducting our business, or certain aspects of it, in certain jurisdictions. We will incur additional costs complying with these additional obligations and any failure or perceived failure to comply would adversely affect our business and reputation.

We are subject to U.S., PRC and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. We are also subject to anti-bribery laws in the PRC that generally prohibit companies and their intermediaries from making payments to government officials for the purpose of obtaining or retaining business or securing any other improper advantage. State and national anti-corruption laws are interpreted broadly and prohibit companies and their employees and agents from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third-party carriers outside of the U.S. to deliver our parcels internationally and/or other third-party agents to obtain necessary permits, licenses, patent registrations and other regulatory approvals in new geographic areas which we are expanding into. We can be held liable for the corrupt or other illegal activities of our employees, agents and third-party carriers, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.

We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.

In the U.S., various federal and state regulators have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers about their data collection, use and sharing practices and provide such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. On November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. State laws are changing rapidly and there is discussion in the U.S. of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

In the PRC, the PRC regulatory and enforcement regime with regard to data security and data protection is constantly evolving and can be subject to significant change, making the extent of our obligations in that regard uncertain. In November 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. According to the PRC Cybersecurity Law and relevant regulations, network operators are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security and privacy protection obligations on operators of critical information infrastructure. However, there are uncertainties with respect to how the PRC Cybersecurity Law will be implemented and interpreted in practice. PRC regulators, including the Ministry of Industry and Information Technology, or the MIIT, and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection. The Standing Committee of the National People’s Congress of the PRC published for public comment the first draft and the second draft of Data Security Law in July 2020 and April 2021, respectively, both of which provided that at the national level, varying levels of data protective measures will be applied based on the level of the importance of the data and provided that a centralized mechanism for risk assessment, risk monitoring, early potential data security risk warning and emergency response will be established. The draft Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

For example, in the European Union, the collection and use of personal data is governed by the provisions of the General Data Protection Regulation, or the GDPR, in addition to other applicable laws and regulations. The GDPR came into effect in May 2018, repealing and replacing the European Union Data Protection Directive, and imposing revised data privacy and security requirements on companies in relation to the processing of personal data of European Union and United Kingdom data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the United Kingdom governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. The GDPR imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. The standard contractual clauses issued by the European Commission, or the EC, for the transfer of personal data may be similarly invalidated by the Court of Justice of the European Union. It remains to be seen whether these standard contractual clauses will remain available and whether additional means for lawful data transfers will become available. The GDPR authorizes fines for certain violations of up to 4% of the total global annual turnover of the preceding financial year or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Separately, Brexit could also lead to further legislative and regulatory changes and increase our compliance costs. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and the European Union agreed to a specified period during which the United Kingdom will be treated like a European Union member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an adequacy finding in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an inadequate third country under the GDPR and transfers of data from the European Economic Area to the United Kingdom will require a transfer mechanism, such as the standard contractual clauses.

Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the European Union. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIEs and their shareholders for a portion of our business operations. These arrangements may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue relying on contractual arrangements with our consolidated VIEs and their shareholders to operate our business.

These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. For example, our consolidated VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of our consolidated VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated VIEs and their shareholders of their obligations under the contracts to exercise control over our consolidated VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our consolidated VIEs. As a result, we face increased risk that these shareholders may breach the contractual arrangements or take other actions that are detrimental to our interests.

If our consolidated VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of our consolidated VIEs refuse to transfer their equity interest in our consolidated VIEs to us if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our consolidated VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our consolidated VIEs and third parties were to impair our control over our consolidated VIEs, our ability to consolidate the financial results of our consolidated VIEs would be affected, which would in turn result in a material adverse effect on our business, financial condition, results of operations and prospects.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on our business.

The shareholders of our consolidated VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our consolidated VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated VIEs, which would have a material and adverse effect on our ability to effectively control our consolidated VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our consolidated VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the assets held, or the services provided by our consolidated VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We rely on contractual arrangements with our consolidated VIEs to use, or otherwise benefit from, certain overseas off-platform services that we need or may need in the future as our business continues to expand.

The contractual arrangements contain terms that specifically obligate the shareholders of our consolidated VIEs to ensure the valid existence of our consolidated VIEs. However, in the event the shareholders of our consolidated VIEs breach the terms of these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our consolidated VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of our consolidated VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, users of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Risks Related to Doing Business in China

We could be adversely affected by political tensions between the U.S. and the PRC.

During 2018 and 2019, both the PRC and the U.S. each imposed tariffs that have adversely affected trade between the two countries. Although the U.S. and the PRC reached a Phase One trade deal in January 2020, there was no Phase Two trade deal implemented and most of the tariffs imposed remain in place, while uncertainty persists in the trade relationship between the two countries that impacts the global trade landscape. Although we do not currently export any of our product candidates to the U.S., it is not yet clear what impact these tariff negotiations may have or what further actions the governments may take, and tariffs could potentially impact the price of our clinical supplies.

Political tensions between the U.S. and the PRC have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, U.S. export restrictions regarding China, restrictions on U.S. investments in designated “Communist Chinese Military Companies,” and the executive orders issued by former U.S. President Donald J. Trump that seek to prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd., developers of certain software applications and the respective subsidiaries of such companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting PRC-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of PRC-based issuers listed in the U.S. It is unclear if this proposed legislation would be enacted.

A substantial part of our revenues is derived from the U.S., and we are required to comply with the U.S. laws and regulations. However, we may be affected by future changes in the U.S. export control and other laws and regulations. If we were unable to transfer our parcels to and out of the U.S., our business, results of operations and financial condition would be materially and adversely affected.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our headquarters is in the PRC. Accordingly, our business, financial condition and results of operations are affected to an extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for any of our potential products, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our headquarters is in the PRC and a portion of our business operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in the PRC or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

We believe, based on the advice of our PRC legal counsel, Han Kun Law Offices, based on its understanding of the current PRC laws and regulations, that the CSRC approval is not required in the context of this offering because the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as this offering contemplated by our company are subject to the M&A Rules and our wholly owned PRC subsidiaries were established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules. However, we have also been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or any other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of the ADSs.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in the PRC by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies legitimately established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements of domestic enterprises by foreign investors must also be notified in advance to the anti-monopoly authority under the PRC State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the PRC State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of the PRC with “de facto management bodies” located in the PRC may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in the PRC. Further to Circular 82, on July 27, 2011, SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Version), or Bulletin 45, which became effective on September 1, 2011 and most recently revised and effective on June 15, 2018, to provide more guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures. See “Regulations—Regulatory Overview of the PRC—Laws and Regulations Relating to Taxation—Enterprise Income Tax.” Although Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. If we were to be considered a PRC resident enterprise by the PRC tax authorities for PRC tax purpose, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of the ADSs by our foreign investors may become subject to PRC tax.

If we are deemed a PRC resident enterprise under the Enterprise Income Tax Law, a number of unfavorable PRC tax consequences could follow. Under the Enterprise Income Tax Law and its implementation regulations issued by the PRC State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. However, if we or any of our subsidiaries established outside the PRC are considered a PRC resident enterprise, it is unclear whether holders of the ADSs would be able to claim the benefit of income tax treaties or agreements entered into between the PRC and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the ADSs by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in the PRC owned by non-PRC companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Bulletin 7 were abolished. Pursuant to this SAT Bulletin 7 (as amended), an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immovable properties located in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income mainly derives from the PRC; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the overseas shareholder, the business model and organizational structure; information about the payment of due income tax outside PRC on indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in the PRC or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as “foreign-invested enterprises” under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in the PRC.

SAFE promulgated the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used, whether directly or indirectly, for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans (including third-party advance) or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the SAFE on Reforming and Regulating the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

On October 23, 2019, the SAFE promulgated the Notice of the SAFE on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Circular 28 was issued recently, there are still substantial uncertainties as to its interpretation and implementations in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investments in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject our equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notices of the SAFE on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year and participate in any share incentive plan of an overseas publicly listed company are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Management—Share Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Management—Share Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

On July 4, 2014, SAFE promulgated the Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37. The SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. The SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. The SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment, promulgated by the SAFE on February 13, 2015 and effective on June 1, 2015, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the SAFE Circular 37 from June 1, 2015.

If our shareholders or beneficial owners who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or the non-complaint shareholders or beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute any future profits to you could be materially and adversely affected.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and the remittance of currency out of the PRC. We expect to receive a portion of any future revenues we earn in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in the PRC may be used to pay dividends to our company. However, approval from or registration or filing with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than Renminbi.

In light of the flood of capital outflows of the PRC in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Recent litigation and negative publicity surrounding PRC-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs.

We believe that litigation and negative publicity surrounding companies with operations in the PRC that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on PRC-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

The enforcement of the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and limit our flexibility to use labor. Our failure to comply with PRC labor-related laws may expose us to penalties.

On June 29, 2007, the Standing Committee of the NPC enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. As a result, our ability to terminate employees is significantly restricted. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Companies operating in the PRC are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement to maintain employee benefit plans has not been implemented consistently by local governments in the PRC given the different levels of economic development in different locations. We may not pay social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be subject to fines and penalties for any such failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to penalties, late fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

We have not registered any of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors or executive officers may be limited. Therefore, you may not be afforded the same protection as provided to investors in the U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in the PRC. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as the PRC. Our headquarters is in the PRC and most of our directors and executive officers are located in the PRC. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in the U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC, based on U.S. or other foreign laws, against us, our directors or executive officers. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

We are a company incorporated under the laws of the Cayman Islands, and our headquarters is in the PRC. As a result, it may not be possible to effect service of process within the U.S. or elsewhere outside the PRC upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors or executive officers in a U.S. court or other court outside the PRC, you may not be able to enforce such judgment against us or them in the PRC. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the U.S., the U.K., Japan or most other western countries. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in the PRC based on the U.S. or other foreign laws against us, our directors or executive officers. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in the PRC.

For example, in the PRC, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to foreign entities. Although the local authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within the PRC may further increase difficulties faced by investors in protecting your interests. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our consolidated financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit U.S.-listed companies. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our consolidated financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed consolidated financial statements in compliance with SEC requirements could ultimately lead to our delisting from [NYSE/Nasdaq Global Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or the Public Company Accounting Oversight Board (United States), or the PCAOB,

depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of the ADSs from [NYSE/Nasdaq Stock Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

Risks Related to the ADSs and this Offering

An active, liquid and orderly market for the ADSs may not develop, and you may not be able to resell your ADSs at or above the public offering price.

Prior to this offering, there has been no public market for our ordinary shares or ADSs. Although we expect to list the ADSs on the [NYSE/Nasdaq Global Market], an active trading market for the ADSs may never develop or be sustained following this offering. Our ordinary shares will not be listed on any other exchange, or quoted for trading on any over-the-counter trading system, in the U.S. We and the representatives of the underwriters will determine the initial public offering price of the ADSs through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell the ADSs following this offering. In addition, an active trading market for the ADSs may not develop following the consummation of this offering or, if it does develop, may not be sustained. The lack of an active market may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to acquire other businesses or technologies using the ADSs as consideration, which, in turn, could materially adversely affect our business, financial condition and results of operations.

The trading price of the ADSs could be highly volatile, and purchasers of the ADSs could incur substantial losses.

The trading price of the ADSs is likely to be volatile. The stock market in general and the market for shares of ecommerce solutions companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the initial public offering price. The market price for the ADSs may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•	regulatory developments in the U.S., the PRC and foreign countries;

•	innovations or new products or solution offerings developed by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	supply or distribution delays or shortages;

•	any changes to our relationship with any third-party ecommerce platforms, sellers and buyers or other strategic partners;

•	achievement of expected product sales and profitability;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the large parcel merchandise and ecommerce solutions market and issuance of securities analysts’ reports or recommendations;

•	trading volume of the ADSs;

•	an inability to obtain additional funding;

•	sales of our securities by insiders and shareholders;

•	general economic, industry and market conditions other events or factors, many of which are beyond our control;

•	additions or departures of key personnel;

•	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•	intellectual property, product liability or other litigation against us.

In addition, in the past, shareholders of public companies have initiated class action lawsuits against those companies following periods of volatility in the market prices of these companies’ shares. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Our failure to meet the continued listing requirements of [NYSE/Nasdaq Global Market] could result in a delisting of the ADSs.

If, after listing, we fail to satisfy the continued listing requirements of [NYSE/Nasdaq Global Market], such as the corporate governance requirements or the minimum closing bid price requirement, [NYSE/Nasdaq Global Market] may take steps to delist the ADSs. Such a delisting would likely have a negative effect on the price of the ADSs and would impair your ability to sell or purchase the ADSs when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the [NYSE/Nasdaq Global Market] minimum bid price requirement or prevent future non-compliance with [NYSE/Nasdaq Global Market]’s listing requirements.

We may allocate the net proceeds from this offering in ways that you and other ADS holders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we plan to invest the net proceeds from this offering in future acquisitions, working capital, upgrading our information technology systems and expanding our logistics infrastructure. These investments may not yield a favorable return to our ADS holders. If we do not invest or apply the net proceeds from this offering in ways that enhance ADS holder value, we may fail to achieve expected results, which could cause the price of the ADSs to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the ADSs you purchase.

The initial public offering price of the ADSs is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding ordinary shares on a per ADS basis immediately after the completion of this offering. Purchasers of the ADSs in this offering will experience immediate dilution of approximately $                per ADS, assuming an initial public offering price of $                per share, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus. In the past, we issued options to acquire ordinary shares at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing ADSs in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After this offering, our executive officers, directors and principal shareholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to shareholders for approval. Furthermore, many of our current directors were appointed by our principal shareholders.

Following the completion of this offering, our executive officers, directors and greater than 5% shareholders, in the aggregate, will own approximately                 % of our outstanding ordinary shares (including                ordinary shares represented by ADSs and assuming no exercise of the underwriters’ option to purchase additional ADSs and no exercise of outstanding options). Furthermore, many of our current directors were appointed by our principal shareholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

Moreover, certain of our existing shareholders, including certain affiliates of our directors, have indicated an interest in purchasing ADSs in this offering at the initial public offering price. Based on an assumed initial public offering price of $                per share, the midpoint of the estimated initial public offering price range shown on the front cover page of this prospectus, if our greater than 5% shareholders purchase all of the ADSs they have indicated an interest in purchasing in this offering, the number of ordinary shares beneficially owned by our executive officers, directors and greater than 5% shareholders will, in the aggregate, increase to approximately                 % of our outstanding ordinary shares (including                 ordinary shares represented by ADSs and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of our outstanding options). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these shareholders, or any of these shareholders may determine to purchase more, less or no shares in this offering.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of the ADSs.

We have never declared or paid any cash dividend on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a

Cayman Islands company may pay a dividend out of either profit or its share premium account of our company, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will depend on any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Sales of a substantial number of our ordinary shares by our existing shareholders in the public market could cause the price of the ADSs to fall.

Sales of a substantial number of our ordinary shares in the public market or the perception that these sales might occur could significantly reduce the market price of the ADSs and impair our ability to raise adequate capital through the sale of additional equity securities.

Based on ordinary shares outstanding as of the date of this prospectus, upon the closing of this offering, we will have outstanding a total of                 ordinary shares after this offering, including                 ordinary shares represented by ADSs, assuming no exercise of the underwriters’ option to purchase additional ADSs and no exercise of outstanding options. Of these shares, only the                 ordinary shares represented by ADSs sold in this offering by us, plus any ordinary shares represented by ADSs sold upon exercise of the underwriters’ option to purchase additional ADSs, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of BofA Securities Inc. and Wells Fargo Securities, LLC. The underwriters may permit our officers, directors and other shareholders and the holders of our outstanding options who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to limitations. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of the ADSs to decline. After the lock-up agreements expire, up to an additional                 ordinary shares will be eligible for sale in the public market of which                 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act.

In addition, as of the date of this prospectus, up to 3,256,726,612 ordinary shares that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline.

Immediately after this offering, the holders of                 of our then total outstanding ordinary shares, or approximately                 % of our then total outstanding ordinary shares, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of Share Capital—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of the ADSs.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•

being permitted to provide only two years of selected financial data and two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find the ADSs less attractive if we rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the trading price of the ADSs may be reduced or more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the U.S. and disclosure with respect to our annual general meetings will be governed by the Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq Global Market] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the [NYSE/Nasdaq Global Market] listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the [NYSE/Nasdaq Global Market] listing rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The audit report included in this prospectus was prepared by an accounting firm that is not inspected by the PCAOB. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB inspection requirement in time. This could have a material and adverse impact on the value of your investment.

Our audit report included in this prospectus is prepared by an accounting firm that is not inspected by the PCAOB. Companies that are publicly traded in the United States must have their financial statements audited by an independent public accounting firm registered with the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections, which could cause investors in our ADSs to lose confidence in our audit and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the U.S. and the PRC, respectively. The

PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit PRC companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in the PRC. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies.

On June 4, 2020, President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on PRC companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report, or the PWG Report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The PWG Report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that the SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. After we are listed on [NYSE/Nasdaq Global Market], if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from [NYSE/Nasdaq Global Market], deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of, or effectively terminate, the ADSs trading in the U.S.

This lack of the PCAOB inspections in the PRC prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the U.S. on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Kennedy Bill. On December 2, 2020, the U.S. House of Representatives passed the Kennedy Bill. If the bill is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted or prohibited from being traded “over-the-counter” if we are unable to cure the situation to meet the PCAOB inspection requirement in time. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting PRC-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of PRC-based issuers listed in the U.S.

Certain industry data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain industry data and information from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The agile office space industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the agile office space industry against the projected rates may have materially adversely affect our business and the market price of our ordinary shares.

The requirements of being a U.S. public company may strain our resources, result in more litigation and divert management’s attention.

As a U.S. public company following this offering, we will be subject to various reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of [NYSE/Nasdaq Global Market] and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Further, being a U.S. public company and a Cayman Islands company will have an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in future filings required of a U.S. public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, the price and trading volume of the ADSs could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for the ADSs would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades the ADSs, the trading price of the ADSs would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in the ADSs could decrease, which could cause the price or trading volume of the ADSs to decline.

Fluctuations in currency exchange rates may have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the Renminbi and U.S. dollar remained within a narrow band. In June 2010, the People’s Bank of China, or PBOC, announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the Renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, more recently, on August 11, 12 and 13, 2015, the PBOC significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. On October 1, 2016, the Renminbi joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, or SDR, along with the U.S.

dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly while the U.S. dollar surged and the PRC experienced persistent capital outflows. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. There is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC and U.S. government’s policies and regulations may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be conducted via a show of hands unless voting by poll is required by the applicable listing rules or our articles of association.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares will not be subject to this discretionary proxy.

You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

Although we do not have any present plan to pay any dividends, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses and any applicable taxes and governmental charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but are not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ADSs or ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain gains, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the expected value of our assets (including the value of our goodwill, which is based on the expected price of the ADSs in this offering), we believe we were not a PFIC for our taxable year ended December 31, 2020, and we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). Because we will hold a substantial amount of cash following this offering, we may be or become a PFIC if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements between us, our consolidated VIEs and their shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our consolidated VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a United States Holder (as defined in “Taxation—Material U.S. Federal Income Tax Consequences”) held ADSs or ordinary shares, the United States Holder generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our ADSs or ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ADSs or ordinary shares, such United States Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S.

property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. United States Holders should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. See “Description of American Depositary Shares” for more information.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of our board of directors than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We have identified one material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

Pursuant to Section 404 of Sarbanes-Oxley Act of 2002, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.

We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019 and 2020. The material weakness identified is our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

We are working to remediate the material weakness and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures will significantly improve or remediate the material weakness described above.

We cannot assure you that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its reviews under Section 404 of the Sarbanes-Oxley Act of 2002, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by [NYSE/Nasdaq Global Market], the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

[Our post-offering amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

Our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

[Our post-offering amended and restated memorandum and articles of association provide that the [courts of the Cayman Islands and the U.S. federal courts] will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that, unless otherwise agreed by us, (i) [the federal courts of the U.S.] shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the [“U.S. Actions”] and (ii) save for such [U.S. Actions], the courts of the [Cayman Islands] shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our company;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to our company or our shareholders;

•	any action asserting a claim under any provision of the Companies Act of the Cayman Islands or our articles of association; or

•	any action asserting a claim against our company which if brought in the U.S. would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the U.S.).

These [exclusive-forum provisions] may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our post-offering amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.]

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to                  vote[s] per share, while holders of Class B ordinary shares will be entitled to                  votes per share. We will sell Class A ordinary shares in the form of ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon the completion of this offering,                 , will continue to beneficially own all of our Class B ordinary shares. These Class B ordinary shares will constitute approximately         % of our total issued and outstanding share capital immediately after the completion of this offering and         % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this prospectus relate to, among other things:

•	our goals;

•	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

•	our expectation regarding the prospects of our business model;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	our dividend policy;

•	our expectations regarding the effectiveness of our marketing initiatives and the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers and business partners;

•	the trends in, expected growth in and market size of our industry in the U.S., China and globally;

•	our ability to maintain and enhance our market position;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations, in particular in the markets we are in;

•	relevant governmental policies and regulations relating to our businesses and industry;

•	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

•	our ability to attract, train and retain executives and other employees;

•	our proposed use of proceeds from this offering;

•	the development of the global financial and capital markets;

•	fluctuations in inflation, interest rates and exchange rates;

•	the length and severity of the ongoing COVID-19 pandemic and its impact on our business and industry;

•	general business, political, social and economic conditions in the U.S., China and other markets we have business; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Summary of Risk Factors,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains information derived from various government and private publications. These publications include forward-looking statements, which are subject to risks, uncertainties and assumptions. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of the market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See “Risk Factors—Risks Related to the ADSs and this Offering—Certain industry data and information in this prospectus were obtained from third-party sources and were not independently verified by us.” Therefore, you should not place undue reliance on these statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this prospectus are made based on events and information as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may materially differ from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                million, or approximately $                million if the underwriters exercise their over-allotment option to purchase the additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $                per ADS, the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per ADS would increase (decrease) the net proceeds to us from this offering by $                million, or by $                 if the underwriters exercise their over-allotment option in full, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our Class A ordinary shares in the form of ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering for working capital, operating expenses, capital expenditures and other general corporate purposes including funding potential strategic acquisitions, investments and alliances, although we do not presently have specific plans and are not currently engaged in any discussions or negotiations with respect to any such transaction.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of this offering. However, our management will have significant flexibility and discretion in applying the net proceeds of this offering. Unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits.

As an offshore holding company, certain local laws and regulations may restrict our abilities to fund our local subsidiaries. For example, under PRC laws and regulations, we are permitted to use the net proceeds of this offering to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of necessary registrations with government authorities and required governmental approvals, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries. We cannot assure you that we will be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.”

DIVIDEND POLICY

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends distributed by our operating subsidiaries for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our subsidiaries in certain jurisdictions, such as in China and Japan, are subject to local taxes.

In addition, our subsidiaries may be restricted in their ability to pay dividends or distributions, or make other transfers to us as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under indebtedness that we or they have incurred or may incur. For example, PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us and only allow a PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the PRC accounting standards and regulations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment,” “Risk Factors—Risks Related to Doing Business in China—Dividends paid to our foreign investors and gains on the sale of the ADSs by our foreign investors may become subject to PRC tax,” and “Regulation—Regulatory Overview of the PRC—Regulations Relating to Dividend Distributions” and “Regulation—Regulatory Overview of the PRC—Laws and Regulations Relating to Taxation—Withholding Tax on Dividends.” Our consolidated VIEs in the U.K. are only able to make distributions out of profits available for distribution, which are their accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less their accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Our Japanese subsidiaries is permitted to distribute dividends only to the extent of the “distributable amount” stipulated in the Companies Act of Japan, or Japan Companies Act.

To the extent we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders who will receive payment to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020 presented on:

•	an actual basis;

•

a pro forma basis to reflect the automatic conversion and re-designation of all of our issued and outstanding preferred shares as of December 31, 2020 into                 Class A and                 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis to reflect (i) the automatic conversion and re-designation of all of our issued and outstanding preferred shares as of December 31, 2020 into                 Class A and                 Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (ii) the issuance and sale by us of                Class A ordinary shares represented by the ADSs offered in this offering at an assumed initial public offering price of $                per ADS, the mid-point of the estimated range of the initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise by the underwriters of the over-allotment option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the front cover of this prospectus.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	($ in thousands, except for share data)
Long-term borrowing
Long-term borrowing, current portion	392
Long-term borrowing	711

Total borrowings	1,103

Mezzanine equity
Series E Preferred Shares ($0.0001 par value per share, 1,999,854,865 shares authorized, issued and outstanding; Redemption value of $25,152 thousands as of December 31, 2020; Liquidation preference of $25,000 thousands as of December 31, 2020)	25,152

Total mezzanine equity	25,152

Shareholder’s equity
Ordinary shares ($0.0001 par value per share, 19,286,008,700 shares authorized; 4,747,923,620 and 4,747,923,620 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	475
Series A Preferred Shares ($0.0001 par value per share, 67,096,000 shares authorized, issued and outstanding; Liquidation value of $6,710 thousands and $6,710 thousands as of December 31, 2019 and 2020, respectively)	7
Series B Preferred Shares ($0.0001 par value per share, 4,995,795,740 shares authorized, issued and outstanding; Liquidation value of $5,000 thousands and $5,000 thousands as of December 31, 2019 and 2020, respectively)	500
Series C Preferred Shares ($0.0001 par value per share, 2,179,351,515 shares authorized, issued and outstanding)	218
Series D Preferred Shares ($0.0001 par value per share, 1,471,893,180 shares authorized, issued and outstanding; Liquidation value of $8,053 thousands and $8,053 thousands as of December 31, 2019 and 2020, respectively)	147

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	($ in thousands, except for share data)
Additional paid-in capital(2)	36,569
Accumulated other comprehensive loss	(288)
Retained earnings	23,991

Total shareholder’s equity(2)	61,619

Total capitalization(2)	87,874

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the front cover of this prospectus remains the same, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $                 per ADS, which is the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity, and total capitalization by $                 million.

The discussion and table above exclude the exercise of any share incentive awards granted under the 2008 and 2017 Plan outstanding as of December 31, 2020. See “Management—Share Incentive Plans” for details of these awards.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results because the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares on an as-converted basis.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding deferred initial public offering expenses, less total consolidated liabilities. Our net tangible book value as of December 31, 2020 was approximately $                 million, or $                 per ordinary share on an as-converted basis as of that date and $                per ADS.

Dilution is determined by subtracting net tangible book value per ordinary share on an as-converted basis, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of $                per Class A ordinary share, which is the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after December 31, 2020, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $                per ADS, the mid-point of the estimated range of the initial public offering price set forth on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option to purchase additional ADSs, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $                million, or $                per ordinary share, including the underlying ordinary shares represented by the outstanding ADSs, and $                per ADS.

This represents an immediate increase in net tangible book value of $                per ordinary share and $                per ADS to the existing shareholders and an immediate dilution in net tangible book value of $                per ordinary share and $                per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Assumed initial public offering price	$	$
Net tangible book value as of December 31, 2020	$	$

Pro forma net tangible book value after giving effect to the automatic conversion and re-designation of all of our issued and outstanding preferred shares as of December 31, 2020 into Class A or Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering

	$	$

Pro forma as adjusted net tangible book value after giving effect to (i) the automatic conversion and re-designation of all of our issued and outstanding preferred shares as of December 31, 2020 into Class A or Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) this offering

	$	$
Amount of dilution in net tangible book value to new investors in this offering	$	$

A $1.00 increase (decrease) in the assumed public offering price of $                per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $                , the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $                per ordinary share and $                per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by $                per ordinary share and $                per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus and assuming no exercise by the underwriters of their over-allotment option to purchase additional ADSs, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include the underlying Class A ordinary shares represented by the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration				Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders			$			%	$	$
New investors			$			%	$	$

Total		100.0%		$	100.0%

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any share options granted under the 2008 Plan and 2017 Plan as of December 31, 2020. See “Management—Share Incentive Plans” for details of these awards. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company with limited liability:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less exhaustive body of securities laws than the U.S. and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the U.S.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., between us, our officers, directors and shareholders, be arbitrated.

We conduct majority of our operations outside the U.S., and majority of our assets are located outside the U.S. Majority of our directors and executive officers are nationals or residents of jurisdictions other than the U.S. and a majority of their assets are located outside the U.S. As a result, it may be difficult or impossible for a shareholder to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.

We have appointed                , located at                , as our agent upon whom process may be served in any action brought against us under the securities laws of the U.S.

Cayman Islands

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts in the Cayman Islands and the PRC, respectively, would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or

•

entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the federal securities laws of the U.S. or the securities laws of any state in the U.S.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands laws, has further advised us that although there is no statutory enforcement in the Cayman Islands of judgements obtained in the federal or state courts of the U.S. (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgements), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Han Kun Law Offices, our counsel as to PRC law, has further advised us that the PRC Civil Procedures Law governs the recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

The PRC does not have any treaties or other agreements with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the U.S. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

However, it will be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or our ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Corporate History

On August 29, 2006, we incorporated Oriental Standard Human Resources Holdings Limited, our holding company, or Oriental Standard Holdings, as a limited liability company in the Cayman Islands. We began our ecommerce business in Japan in 2010. We expanded to the U.K. in 2013 and further expanded to the U.S. through our acquisition of COMPTREE INC. in 2014. We entered into German market in 2017. In January 2019, we launched our ecommerce platform, GigaCloud Marketplace. As our marketplace and our ecommerce business continue to grow, we believe it is important to have a name for our holding company that is more representative of our businesses. Effective March 12, 2021, our holding company’s name is changed from Oriental Standard Human Resources Holdings Limited to GigaCloud Technology Inc, or GigaCloud Technology.

Corporate Structure

GigaCloud Technology is a holding company incorporated in Cayman Islands that does not have substantive operations. We conduct our businesses through our subsidiaries and consolidated VIEs. As of the date of this prospectus, we conduct our business operations across 11 subsidiaries and seven consolidated VIEs. Our consolidated VIEs contributed an aggregate of 14.2% in 2019 and 8.4% in 2020 to our total assets, and an aggregate of 13.6% in 2019 and 12.9% in 2020 to our revenues. See “—Contractual Arrangements with Our Consolidated VIEs and their Shareholders.”

Our principal subsidiaries and consolidated VIEs consist of the following entities (in alphabetical order based on the jurisdiction and in chronological order within the jurisdiction based on their dates of incorporation):

Cayman Islands

•	Comptree International, our wholly-owned subsidiary organized under the laws of Cayman Islands in April 2010, principally for holding Tmall, Inc. through COMPTREE INC.;

China

•

Oriental Standard Network Technology (Suzhou) Co., Ltd., our wholly-owned subsidiary organized under the laws of the PRC in July 2013, principally for procurement and providing inter-group services to the group companies;

•

Suzhou Dajianyun Transport Co., Ltd., or Suzhou Giga Cloud, our indirect wholly-owned subsidiary organized under the laws of the PRC in September 2017, principally for operating our logistics services for third-parties;

Hong Kong

•	Giga Cloud Logistics (Hong Kong) Limited, our wholly-owned subsidiary organized under the laws of Hong Kong in March 2019, principally for operating our B2B GigaCloud Marketplace;

Japan

•	Oriental Standard Japan Co., Ltd., our wholly-owned subsidiary organized under the laws of Japan in August 2006, principally for operating our ecommerce solutions;

•	BTM Co., Ltd., our wholly-owned subsidiary organized under the laws of Japan in September 2014, principally for operating our ecommerce solutions;

United Kingdom

•	B.T.M TRAVEL AND TRADING LTD, our consolidated VIE organized under the laws of England and Wales in April 2013, principally for operating our warehouse logistics services and ecommerce service;

•	COMHARBOR LIMITED, our consolidated VIE organized under the laws of England and Wales in October 2017, principally for operating our ecommerce service;

•	BRIHOME LIMITED, or our consolidated VIE organized under the laws of England and Wales in October 2017, principally for operating our ecommerce service;

United States

•

COMPTREE INC., our indirect wholly-owned subsidiary organized under the laws of State of California, the U.S., in March 1994, principally for operating our warehouse logistics services and ecommerce service;

•	Tmall, Inc., our indirect wholly-owned subsidiary organized under the laws of State of California, the U.S., in January 2012, principally for operating our ecommerce service; and

•	GIGA CLOUD LOGISTICS INC, our consolidated VIE organized under the laws of State of Nevada, the U.S., in September 2017, principally for operating our logistics services for third-parties.

The chart below shows our corporate structure and identifies our principal subsidiaries and consolidated VIEs described above as of the date of this prospectus:

Contractual Arrangements with Our Consolidated VIEs and their Shareholders

In 2017 and 2018, Oriental Standard Holdings, our holding company and an exempted company with limited liability incorporated in the Cayman Islands, entered into control agreements with our consolidated VIEs and their respective shareholders to facilitate our operations in certain local regions and to control our VIEs. In July 2018, Oriental Standard Holdings acquired the equity interests in DAIKENUNSOH Co., Ltd., our consolidated VIEs in Japan, from its shareholder, which then became our wholly-owned subsidiary. In February 2021, Oriental Standard Holdings entered into a termination agreement with Suzhou Giga Cloud to terminate the control agreement with respect to Suzhou Giga Cloud. In February 2021, Oriental Standard Network Technology (Suzhou) Co., Ltd. acquired 100% of the equity interest in Suzhou Giga Cloud which then became our indirect wholly-owned subsidiary. As of the date of this prospectus, seven of these control agreements are still effective. Our consolidated VIEs contributed an aggregate of 14.2% in 2019 and 8.4% in 2020 to our total assets, and an aggregate of 13.6% in 2019 and 12.9% in 2020 to our revenues.

We entered into control agreements with each of these consolidated VIEs and their respective shareholders, through which we are able to consolidate the financial results of these entities. The equity interests of the consolidated VIEs are legally held by their shareholders. Through the control agreements, including the relevant provisions on powers of attorney and exclusive option to purchase all or part of the equity interests in our consolidated VIEs, the shareholders of our consolidated VIEs have granted GigaCloud Technology all their legal rights including voting rights and disposition rights of their equity interests in our consolidated VIEs. The shareholders of our consolidated VIEs do not participate significantly in income and loss and do not have the power to direct the activities of our consolidated VIEs that most significantly impact their economic performance.

The functions of the VIEs include operating accounts registered on third-party ecommerce websites to sell merchandise to local individual customers, and to provide warehousing and logistic services to users’ registered in our GigaCloud Marketplace, by utilizing our cross-border trading experience, international logistic network and our own online marketplace. All of the VIEs’ nominal shareholders are our trusted employees. We have funded, through either direct capital contribution or intercompany loans, substantially all of the VIEs’ capital and operation fund. We have information right, management right and control right of daily operation of the VIEs, especially with respect to all the bank accounts and operating accounts registered on third-party ecommerce websites in the name of, or for the benefit of the VIEs. Except for local fulfillment tasks such as warehouse management, all other major operations including purchase, sales, customer service and cash management are dealt with by our shared operation team in China.

Our control agreements with our consolidated VIEs and their shareholders allow us to (i) exercise effective control over our consolidated VIEs, (ii) receive substantially all of the economic benefits of our consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our consolidated VIEs when and to the extent permitted by the applicable laws.

As a result of these control agreements, we are regarded as the primary beneficiary of our consolidated VIEs, and we treat our consolidated VIEs as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, our control over our consolidated VIEs through contractual arrangements may not be as effective as direct ownership. In addition, uncertainties exist as to whether our operation of the business in these jurisdictions through our consolidated VIEs would be found not in compliance with existing or future respective local laws. For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective control agreements by and among GigaCloud Technology, each of our consolidated VIEs, and their respective shareholders.

Pursuant to the control agreements, our consolidated VIEs and each of their shareholders shall not terminate the control agreements unilaterally in any event unless otherwise required by the applicable laws. The control agreements became effective upon execution by the parties, and remain effective until the respective shareholder has transferred all of such shareholder’s equity interests in our consolidated VIEs to us.

Pursuant to each control agreement, we have the following powers:

Power to Exercise Effective Control over Our Consolidated VIEs

GigaCloud Technology has information right, management right and control right of daily operation of our consolidated VIEs, especially with respect to all the bank accounts and operating accounts with relevant ecommerce platforms established or to be established in the name of, or for the benefit of our consolidated VIEs.

Our consolidated VIEs and their shareholders shall act in good faith under instructions of GigaCloud Technology and shall not damage the control and management of GigaCloud Technology or affect its financial results and consolidation of such result.

GigaCloud Technology has sole and exclusive power of attorney to act on behalf of each shareholder of our consolidated VIEs with respect to all rights and matters concerning all equity interest held by such shareholder including without limitation to exercising all of the shareholder’s rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of our consolidated VIEs; representing the shareholder to execute any resolutions and minutes as a shareholder (and director) of our consolidated VIEs; approving the amendments to the articles of association without written consent of such shareholder; approving any change of the share capital of our consolidated VIEs; and appoint directors to our consolidated VIEs at the discretion of GigaCloud Technology. During the term of each control agreement, each shareholder of our consolidated VIEs waives all rights with respect to the equity interests in our consolidated VIEs held by him/her and shall not exercise such rights by himself/herself.

In order to secure the performance of our consolidated VIEs, each shareholder of our consolidated VIEs agrees to pledge all the equity interests to GigaCloud Technology as security for performance of the contract obligations under the control agreement.

Power to Receive Substantially All of the Economic Benefits of Our Consolidated VIEs

GigaCloud Technology is the beneficial owner of all the bank accounts and the operating accounts with relevant ecommerce platforms established or to be established in the name of or for the benefit of our VIEs. Each shareholder of our VIEs shall procure the respective VIEs to pay GigaCloud Technology any proceeds received to the bank account designated by GigaCloud Technology weekly as set forth in the control agreements.

Power to Have an Exclusive Option to Purchase All or Part of the Equity Interests

GigaCloud Technology has irrevocable and exclusive right to purchase the equity interests in our VIEs held by their shareholder at GigaCloud Technology’s sole discretion at the minimum price permitted by the applicable laws. Except for GigaCloud Technology, no other person shall be entitled to such option or other rights with respect to the equity interests in our VIEs.

We rely on the account control agreements to operate and control VIEs. All of the account control agreements are governed by local laws and provide for the resolution of disputes through arbitration under local laws. Accordingly, these agreements would be interpreted in accordance with local laws and any disputes would be resolved in accordance with local legal procedures. Uncertainties in the local legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these account control agreements, it would be difficult to exert effective control over VIEs, and our ability to conduct its business and the results of operations and financial condition may be materially and adversely affected. See “Risk Factors—Risks Related to Our Corporate Structure.”

There are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, if the local government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the local government otherwise finds that we and the VIEs are in violation of local laws or regulations or lack the necessary permits or licenses to operate our business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	discontinuing or restricting our operations;

•	imposing fines or confiscating any of the VIEs’ income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which the VIEs may not be able to comply;

•	requiring us to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

•	restricting or prohibiting our use of the proceeds of overseas offering to finance the business and operations in these jurisdictions; or

•	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure our corporate structure causes it to lose the rights to direct the activities of the VIEs or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of the VIEs in the consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive income data and consolidated statement of cash flows data for the years ended December 31, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results for any future periods. You should read this section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

	For the Year Ended December 31,
	2019	2020
Selected Consolidated Statements of Comprehensive Income Data:	($ in thousands, except for share data and per share data)
Revenues	122,296	275,478
Cost of revenues	(100,102)	(200,362)

Gross profit	22,194	75,116

Operating expenses
Selling and marketing expenses	(12,680)	(22,580)
General and administrative expenses	(4,712)	(15,638)

Total operating expenses	(17,392)	(38,218)

Operating income	4,802	36,898

Interest expense	—	(46)
Interest income	2	58
Foreign currency exchange gains, net	166	1,023
Others, net	(168)	56

Income before income taxes	4,802	37,989
Income tax expense	(1,945)	(7,820)

Net income	2,857	30,169

Accretion of redeemable convertible preferred shares	—	(152)
Net income attributable to ordinary shareholders of our company	2,857	30,017

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes	(54)	(364)

Comprehensive income	2,803	29,805

Net income per ordinary share
—Basic and diluted	0.00021	0.00220
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic and diluted	4,747,923,620	4,747,923,620

	As of December 31,
	2019	2020
Selected Consolidated Balance Sheet Data:	($ in thousands)
Accounts receivable, net	13,912	24,020
Inventories	21,764	35,578
Total current assets	46,560	132,369
Total non-current assets	2,939	5,974
Total assets	49,499	138,343
Accounts payable	14,690	18,831
Total current liabilities	22,384	48,907
Total non-current liabilities	—	2,665
Total liabilities	22,384	51,572
Total mezzanine equity	—	25,152
Total shareholders’ equity	27,115	61,619
Total liabilities, mezzanine equity and shareholders’ equity	49,499	138,343

	For the Year Ended December 31,
	2019	2020
Selected Consolidated Statement of Cash Flow Data:	($ in thousands)
Net cash provided by operating activities	1,157	33,284
Net cash used in investing activities	(944)	(647)
Net cash provided by financing activities	89	23,272
Effect of foreign currency exchange rate changes on cash and restricted cash	139	735
Net increase in cash and restricted cash	441	56,644
Cash and restricted cash at the beginning of the year	5,112	5,553
Cash and restricted cash at the end of the year	5,553	62,197

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expenses, a non-GAAP financial measure, to understand and evaluate our core operating performance. Non-GAAP financial measure, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. The table below sets forth a reconciliation of Adjusted EBITDA from net income for the periods indicated:

	For the Year Ended December 31,
	2019	2020
	(in $ thousands)
Net income	2,857	30,169
Add: Income tax expense	1,945	7,820
Add: Interest expense	—	46
Less: Interest income	(2)	(58)
Add: Depreciation	128	227
Add: Share-based compensation expense	—	7,286

Adjusted EBITDA	4,928	45,490

Key Financial and Operating Metrics

The following table sets forth certain key financial and operating metrics for the periods presented:

	As of/For the Year Ended December 31,
GigaCloud Marketplace	2019	2020
GigaCloud Marketplace GMV (in $ thousands)	$35,468	$190,480
Active 3P sellers	71	210
Active buyers	441	1,689
Spend per active buyer (in $)	$80,427	$112,777

The following tables set forth our key financial and operating metrics for each of the quarters in 2019 and 2020 calculated on a last 12-month basis:

	As of/For the Quarters Ended
GigaCloud Marketplace:	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
GigaCloud Marketplace GMV (in $ thousands)	$2,355	$9,280	$19,616	$35,468	$54,050	$93,802	$138,132	$190,480
Active 3P sellers	13	31	51	71	89	121	163	210
Active buyers	39	156	279	441	689	993	1,351	1,689
Spend per active buyer (in $)	$60,397	$59,490	$70,310	$80,427	$78,447	$94,463	$102,244	$112,777

For additional information about our key financial and operating metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

GigaCloud Technology is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. We generate revenues through three revenue streams:

•	GigaCloud 3P: generates revenues by facilitating transactions between sellers and buyers in our GigaCloud Marketplace.

•	GigaCloud 1P: generates revenues through the sale of our inventory in our GigaCloud Marketplace.

•	Off-platform ecommerce: generates revenues through the sale of our inventory to and through third-party ecommerce websites.

GigaCloud 3P and GigaCloud 1P together make up our GigaCloud Marketplace revenues. GigaCloud 1P and off-platform ecommerce make up our total 1P revenues. These three revenue streams complement each other to improve our value proposition to sellers and buyers in our GigaCloud Marketplace.

The following graphic shows the revenues and GMV contribution from these three revenue streams in 2020:

We are focused on facilitating B2B ecommerce transactions in our GigaCloud Marketplace. We built the GigaCloud Marketplace to democratize access and distribution globally so that manufacturers, who are typically sellers in our marketplace, and online resellers, who are typically buyers in our marketplace, could transact without borders. Manufacturers view our marketplace as an essential sales channel to thousands of online resellers in the U.S. and Europe. Our GigaCloud marketplace enables manufacturers to deliver their products around the world. Additionally, online resellers may lack the resources and infrastructure to manage a global supply chain and support international distribution. Our integrated ecommerce solutions allow online resellers to offer products and services comparable to those offered by large ecommerce platforms by giving them access to a large and growing catalog of products at wholesale prices, supported by industry-leading global fulfillment capabilities.

To enhance our marketplace experience, we also sell our own inventory, or 1P, through the GigaCloud Marketplace and to and through third-party ecommerce websites such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K.. These 1P revenues expand our market presence, reduce inventory and logistics risk for sellers, create more products for buyers, drive volume-based cost efficiencies for sourcing products, provide us with data and increase the velocity of sales on our marketplace. 1P revenues through the GigaCloud Marketplace and to and through third-party ecommerce websites, represented 78.2% of total revenues for the year ended December 31, 2020. As we focus on expanding our GigaCloud Marketplace into a leading global large parcel B2B marketplace, we expect 3P to grow faster than 1P in the future, but we expect 1P to remain an important distribution channel for our own inventory.

Our 3P revenues totaled $60.1 million and 1P revenues totaled $215.4 million in 2020, representing a 296.9% and 101.0% increase over the year ended December 31, 2019, respectively. For the year ended December 31, 2020, our total GMV was $289.9 million, of which GigaCloud Marketplace GMV was $190.5 million and off-platform ecommerce GMV was $99.4 million.

Our Business Model

The GigaCloud Marketplace, our global B2B ecommerce platform, integrates everything from product discovery, payments and logistics tools into one easy-to-use platform. Sellers and buyers from our targeted markets around the world leverage our cross-border fulfillment network which is optimized for large parcel products in order to trade with each other while saving costs. Underpinned by a network of strategically-placed warehouses and supply chain capabilities, our marketplace is designed to simplify and mitigate logistics and inventory requirements for both our sellers and buyers.

Once we attract new sellers and buyers to our marketplace, we leverage our technology and supply chain solutions to drive retention. We provide value-added services like product sales forecasts to our sellers to allow them to more efficiently manage inventory and reduce costs. Our integrated supply chain also offers manufacturers and online resellers in our marketplace enhanced visibility into product inventory, reducing inventory turnover and associated transaction costs. The value of our model is demonstrated by the growth in GMV from our new and existing sellers and buyers.

In 2020, GigaCloud Marketplace had 210 active 3P sellers and 1,689 active buyers. Sellers in our marketplace are typically manufacturers based in Asia, who are able to leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics or rely on intermediaries. The buyers in our marketplace are typically resellers based in the U.S. and Europe that procure products at wholesale prices and subsequently sell on third-party B2C platforms.

GigaCloud 3P

Through GigaCloud 3P, we generate revenues through the various activities of sellers and buyers in our GigaCloud Marketplace, which result in commission fees, warehousing fees, last mile delivery fees, fulfillment fees and other fees. When a seller and buyer enter into a transaction in GigaCloud Marketplace, we earn a percentage commission depending on the transaction value. The standard commission ranges between 1% and 5% depending on the size of the transaction. We also charge warehousing fees in connection with the storage of products in our warehouses, last-mile delivery fees if the buyer requires last-mile delivery services and fulfillment fees for other freight services such as delivery of products via ocean transportation.

From time to time in 2019 and 2020, when we had excess fulfillment capacity, we also provided third-party logistics services to customers to help fulfill their large parcel transportation in the U.S. leveraging our extensive logistics network. As we continue to grow our GigaCloud Marketplace, we expect to dedicate our logistics capacity to products sold on our own marketplace, and will only opportunistically provide third-party logistics services when there is excess capacity within our network.

The chart below displays the quarterly GigaCloud Marketplace GMV of our 3P sellers in our GigaCloud Marketplace for 2019 and 2020. 2019 3P Sellers represent the group of sellers who first sold products in our GigaCloud Marketplace in 2019, while 2020 3P Sellers represents the group of sellers who first sold products in our GigaCloud Marketplace in 2020. The Active 3P Sellers shows the total number of sellers who have sold at least one item in our GigaCloud Marketplace in the last twelve months. 2019 3P Sellers and 2020 3P Sellers have demonstrated attractive quarter-over-quarter growth in both number of sellers and GigaCloud Marketplace GMV, as shown below:

The chart below displays the quarterly GigaCloud Marketplace GMV of our buyers in our GigaCloud Marketplace for 2019 and 2020. 2019 Buyers represent the group of buyers who first purchased products in our GigaCloud Marketplace in 2019, while 2020 Buyers represents the group of buyers who first purchased products on our GigaCloud Marketplace in 2020. The Active Buyers shows the total number of buyers who have made at least one purchase in our GigaCloud Marketplace in the last twelve months. Our number of buyers and buyer GMV have grown in each quarter since inception, as shown below:

GigaCloud 1P

Through GigaCloud 1P, we further enhance our marketplace experience by selling our own inventory. Our 1P selling creates more products for buyers, gives us insights into seller needs, provides us with proprietary data and increases the velocity of sales in our marketplace. Through GigaCloud 1P we generate revenues from product sales.

Off-platform Ecommerce

In addition to facilitating transactions in our GigaCloud Marketplace, we also procure highly-rated products directly from manufacturers and sell them directly on and through third-party ecommerce websites such as Rakuten, Amazon, Walmart and Wayfair. Off-platform ecommerce sales deepen our relationships with sellers and provide us with proprietary data. Through off-platform ecommerce we generate revenues from product sales.

COVID-19 Pandemic

We are continuing to monitor the impact of the COVID-19 pandemic on our business, results of operations and financial results. The COVID-19 pandemic has temporarily disrupted the global supply chain, forcing factory closures and reducing manufacturing output. Simultaneously, demand and purchasing patterns have changed due to COVID-19 restrictions. The situation surrounding the COVID-19 outbreak remains fluid. The full extent of the positive or negative impact of the COVID-19 pandemic on our business will be determined by many factors, including the length of time that the outbreak continues, the impact on customers behaviors and the specific effects on our customers, employees, suppliers, third-party carriers and other stakeholders, all of which are uncertain and cannot be predicted.

During this time, our focus remains on serving our customers and on promoting the health, safety and financial security of our employees. We have taken a number of precautionary measures, including enhancing cleaning measures, instituting COVID-19 testing in our facilities, suspending all non-essential travel, transitioning a large portion of our employees to working-from-home and developing no-contact delivery methods.

During the COVID-19 pandemic, we have continued to see increased revenues and order activity in our GigaCloud Marketplace and third-party ecommerce websites. To serve the increased orders, we have hired and are continuing to hire additional warehouse staff and sales and marketing staff. However, the situation remains dynamic and subject to rapid and possibly material change. We will continue to actively monitor the impact of the pandemic on our business and may take further actions that alter our business operations as may be required by the authorities where we have operations, or that we determine are in the best interest of our customers, employees, suppliers, third-party carriers and others. While the COVID-19 pandemic has not had a material adverse impact on our operations to date and we believe the long-term opportunity for online shopping for large parcel merchandise remains unchanged, it is difficult to predict all of the positive or negative impacts that the COVID-19 pandemic will have on our business over the short and long term. See “Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic could materially and adversely impact our business.”

Key Financial and Operating Metrics

We monitor the following key financial and operating metrics to evaluate the growth of our GigaCloud Marketplace, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

The following tables set forth our key financial and operating metrics for the periods indicated:

	As of/For the Year Ended December 31,
GigaCloud Marketplace	2019	2020
GigaCloud Marketplace GMV (in $ thousands)	$35,468	$190,480
Active 3P sellers	71	210
Active buyers	441	1,689
Spend per active buyer (in $)	$80,427	$112,777

The following tables set forth our key financial and operating metrics for each of the quarters in 2019 and 2020 calculated on a last 12-month basis:

	As of/For the Quarters Ended
GigaCloud Marketplace	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
GigaCloud Marketplace GMV (in $ thousands)	$2,355	$9,280	$19,616	$35,468	$54,050	$93,802	$138,132	$190,480
Active 3P sellers	13	31	51	71	89	121	163	210
Active buyers	39	156	279	441	689	993	1,351	1,689
Spend per active buyer (in $)	$60,397	$59,490	$70,310	$80,427	$78,447	$94,463	$102,244	$112,777

GigaCloud Marketplace GMV

The growth in GigaCloud Marketplace GMV, including GMV from both GigaCloud 3P and GigaCloud 1P, reflects our ability to attract and retain sellers and buyers in the GigaCloud Marketplace. The revenues we generate in our marketplace is highly correlated to the amount of GMV transacted in the GigaCloud Marketplace.

GigaCloud Marketplace GMV increased from $35.5 million in 2019 to $190.5 million in 2020, representing a growth of 437.0%, primarily due to the growth in the numbers of sellers and buyers transacting in our marketplace and increase in spend per active buyer. Growth in GigaCloud Marketplace GMV increased significantly in the quarters ended June 30, September 30 and December 31 in 2020 due to accelerated migration of large parcel purchases online because of COVID-19. We expect this trend to continue post COVID-19 as consumers increasingly embrace online purchases for large parcel products.

Active 3P Sellers

The number of active 3P sellers in the GigaCloud Marketplace increased every quarter since the first quarter of 2019. We had 71 active 3P sellers in 2019, and 210 active 3P sellers in 2020. We view active 3P sellers as a key driver of the product catalog in our marketplace, which helps attract and retain buyers. At the end of 2020, we had 4,937 SKUs across furniture, home appliance, fitness equipment and other large parcel categories from our active 3P sellers, up from 570 SKUs at the end of 2019. We expect continued growth in the number of active 3P sellers through internal sales force initiatives, referrals by existing users and word-of-mouth. We leverage our 1P inventory to help establish and validate markets for new sellers, helping them onboard to our marketplace.

Active Buyers

The number of active buyers in the GigaCloud Marketplace has been increasing every quarter since the first quarter in 2019. We had 441 active buyers in 2019 and 1,689 active buyers in 2020. We view number of active buyers as a key driver of our GigaCloud Marketplace GMV and revenues growth, and a key indicator of our ability to attract and engage buyers in our marketplace. We expect continued growth in the number of active buyers through internal sales force initiatives, referrals by existing users, word-of-mouth and direct visits to our website.

Spend Per Active Buyer

The spend per active buyer in our GigaCloud Marketplace has grown from $80,427 in 2019 to $112,777 in 2020, an increase of 40.2%. We view spend per active buyer as a key driver of our GigaCloud Marketplace GMV and revenues growth. Spend per active buyer is driven by expanding the product categories, increasing the frequency of buyer purchases and growing the average price per purchase. We expect spend per active buyer to increase as we continue to expand our product catalog, increase the mix of higher priced products, introduce new value-added services to improve the shopping experience and enhance our supply chain capabilities for better fulfillment.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our Ability to Attract and Retain Sellers

Sellers in our marketplace are typically manufacturers based in Asia who are able to use our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics or warehouses overseas. We are focused on growing and retaining the number of sellers who choose to list their large parcel merchandise in our marketplace and utilize our logistics network for the shipping and handling of their products.

In 2020, we had 210 active 3P sellers in our marketplace, compared to 71 active 3P sellers in 2019. This represented a 195.8% year-over-year increase. We believe this increasing trend will continue because of the growing recognition of our marketplace and our seller-friendly comprehensive logistics network enabling hassle-free delivery of large parcel merchandise.

Using our marketplace, sellers are able to quickly gain access to key global markets in which we operate, including the U.S., the U.K., Germany and Japan. We provide a flat rate program for shipping and handling, and sellers are able to utilize our warehouse space. We also create sales analytics which provide valuable information as sellers determine which products to bring to market.

We attract new sellers predominantly through organic channels such as referrals by existing users, word-of-mouth, or direct visits to our website. We plan to augment this organic customer acquisition by adding additional sales and marketing employees to enhance seller and buyer growth.

Our Ability to Attract and Retain Buyers

Buyers in our marketplace are typically resellers based in the U.S. and Europe who procure large parcel merchandise to resell to end customers. Our marketplace is attractive to buyers because we minimize inventory risk from our buyers’ business operations. Our buyers can browse a product in our marketplace and list the product on their preferred ecommerce websites such as Amazon, Wayfair or their own store prior to procuring and storing the product in a warehouse or shop. Once a sale to the end customer takes place, buyers can order the product in our marketplace and we will handle the fulfillment directly to the end customer.

In 2020, we had 1,689 active buyers in our marketplace with an average $112,777 spend per active buyer, compared to 441 active buyers and an average $80,427 spend per active buyer in 2019. This represented a 283.0% increase in active buyers and 40.2% increase in spend per active buyer in 2020 compared to 2019.

In 2021, we launched a remorse protection program that covers up to 60% of the buyers’ logistics costs of returns from end customer within 30 days of shipment to the end customer, which is an attractive service offering to our buyers and a program unavailable on most other platforms.

Overall Economic Trends

The overall economic environment and related changes in customer behavior have a significant impact on our business. Customer spending on our products and services is primarily discretionary, and therefore positive economic conditions generally drive stronger business performance.

Despite the overall economic downturn due to the COVID-19 pandemic, our business operations have benefited from the increased demand in large parcel merchandise as more people stay at home. Furthermore, even though ecommerce penetration in large parcel merchandise has lagged behind smaller packaged goods such as electronics and apparel, large parcel merchandise such as home furniture have experienced accelerated migration online in 2020 according to Frost and Sullivan. This trend is expected to continue, increasing the demand for our marketplace and logistics solutions.

The implementation of U.S. tariffs on Chinese imports has had an impact on our cost of revenues, product demand and sourcing strategies. Other macroeconomic factors that can affect customer spending patterns include employment rates, availability of customer credit, interest rates, tax rates and energy costs.

Our Ability to Broaden Service Offerings

Our results of operations are also affected by our ability to introduce new service offerings. We have a history of expanding our service offering to enhance our customer experience and to increase revenues. We started our business by primarily selling our own self-procured large parcel merchandise directly to end customers. We expanded our service offerings and launched our GigaCloud Marketplace in 2019, which quickly grew to represent 46.8% and 66.2% of our total revenues in 2019 and 2020, respectively. We continue to evaluate opportunities to launch additional services. In 2021, we launched a remorse protection program that covers up to 60% of the buyers’ logistics costs of returns from end customer within 30 days of shipment to the end customer, which is an attractive service offering to our buyers. As SKUs in our marketplace grows, we are also looking to roll out paid advertising tools that promote products based on search results. Additionally, we are leveraging our data analytics capabilities to develop new tools for users to improve their marketplace experience.

Our Ability to Effectively Invest in our Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. As of December 31, 2020, our global logistics network included 17 warehouses with an aggregate gross floor area of over two million square feet in four countries. Additionally, we maintain partnerships with several major shipping, trucking and freight service providers.

Our ability to improve our operational efficiency depends on our ability to invest in our technology infrastructure and platform, including our virtual warehousing solution and AI technology. We successfully improved our warehouse management solutions over the past year, improving our inventory turnover rate for our own inventory from 69 days in 2019 to 53 days in 2020.

Seasonality

We believe that sales of home furniture and other large parcel items are subject to modest seasonality. We expect the last quarter of the year to be the most active.

In 2020, GMV was the largest in the fourth quarter and we experienced increased year-over-year sales volume in the first, second and third quarters. We believe the year-over-year performance was partially due to the impact of COVID-19 and may not be reflective of any seasonal trends in our industry. It is uncertain whether this is an indicator of industry trends going forward.

Key Components of Results of Operations

Revenues

We generate revenues from GigaCloud 3P, GigaCloud 1P and off-platform ecommerce. GigaCloud 3P includes the revenue generated by facilitating transactions between sellers and buyers in our GigaCloud Marketplace. GigaCloud 1P includes the revenue generated through the product sales of our inventory through our GigaCloud Marketplace, and off-platform ecommerce includes the revenue generated from product sales of our inventory to and through third-party ecommerce websites. The following table sets forth the breakdown of our revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020
	$	%	$	%
	(in thousands, except for percentages)
Revenues
3P revenues
GigaCloud 3P	15,151	12.4	60,130	21.8

Subtotal	15,151	12.4	60,130	21.8

1P revenues
GigaCloud 1P	42,141	34.5	122,102	44.3
Off-platform ecommerce	65,004	53.1	93,246	33.9

Subtotal	107,145	87.6	215,348	78.2

Total	122,296	100.0	275,478	100.0

GigaCloud 3P

We derive GigaCloud 3P revenues primarily through the various 3P activities of sellers and buyers in the GigaCloud Marketplace. When a seller and buyer enter into a transaction in GigaCloud Marketplace, we earn a percentage commission depending on the transaction value. The standard commission ranges between 1% and 5%. Additionally, we charge the sellers a flat, per day warehouse fee for storage of inventory in our warehouses, which varies by the size of the products. We charge buyers a flat fee for last-mile delivery services for delivery of products to end customers directly from our warehouses, which varies by the weight and destination of the product. We charge a fulfillment fee for other freight services such as delivery of products via ocean transportation.

From time to time in 2019 and 2020, when we had excess fulfillment capacity, we also provided third-party logistics services to customers to help fulfill their large parcel transportation in the U.S. leveraging our extensive logistics network. As we continue to grow our GigaCloud Marketplace, we expect to dedicate our logistics capacity to customers using our marketplace and to products sold on our own marketplace, and will opportunistically provide third-party logistics services when there is excess capacity within our network.

GigaCloud 1P

We derive GigaCloud 1P revenues from the sales of products through selling our own inventory on our marketplace. This 1P selling creates more products for buyers, gives us insights into seller needs, provides us with proprietary data and increases the velocity of sales in our marketplace.

Off-platform Ecommerce

We derive off-platform ecommerce revenues primarily from the sales our own inventory through one of the two sales models (i) through selecting and selling products to third-party ecommerce websites such as Wayfair and Walmart; and (ii) through opening online stores on other third-party ecommerce websites such as Rakuten and Amazon, where end customers can visit our online stores and purchase directly from us.

Cost of Revenues

Our cost of revenues primarily consists of (i) product costs which represents the cost to procure furniture, home machines and other merchandise to be sold as our own inventory, (ii) delivery costs which represents the costs in relation to the delivery fee, ocean freight fee and last miles delivery costs for the delivery of products from our warehouses to the end customers, (iii) rental costs represents the costs in relation to our warehouses, (iv) staff costs in relation to the salary, bonuses, social welfare and other compensation for warehouse staff and (v) other costs including repair costs and utilities.

The following table sets forth the breakdown of our cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020
	$	%	$	%
	(in thousands, except for percentages)
Cost of revenues
Product costs	64,454	52.7	113,693	41.3
Delivery costs	21,229	17.4	58,371	21.2
Rental costs	6,496	5.3	12,335	4.5
Staff costs	5,230	4.3	12,273	4.5
Others	2,693	2.2	3,690	1.2

Total	100,102	81.9	200,362	72.7

Gross Profit and Margin

The table below sets forth a breakdown of our gross profit and gross profit margin for each of the periods presented:

	For the Year Ended December 31,
	2019	2020
	($ in thousands, except for percentages)
Gross profit	22,194	75,116
Gross margin (%)	18.1%	27.3%

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth the breakdown of our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020
	$	%	$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	12,680	10.4	22,580	8.2
General and administrative expenses	4,712	3.8	15,638	5.7

Total operating expenses	17,392	14.2	38,218	13.9

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of payroll, employees benefits and related expenses for personnel engaged in selling and marketing activities, platform service fee, advertising and promotion expenses, traveling and others. The following table sets forth the breakdown of our selling and marketing expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020
	$	%	$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff cost	4,030	3.3	11,051	4.0
Platform service fee	6,090	5.0	7,789	2.8
Advertising and promotion expenses	1,198	1.0	1,075	0.4
Traveling	470	0.4	510	0.2
Others	892	0.7	2,155	0.8

Total	12,680	10.4	22,580	8.2

General and Administrative Expenses

Our general and administrative expenses primarily consist of payroll, employees benefits, share-based compensation and related costs for employees involved in general corporate functions, professional services fees, expenses associated with the use of facilities and equipment by these employees, such as property insurance, rental and depreciation expenses and other general corporate expenses. The following table sets forth the breakdown of our general and administrative expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020
	$	%	$	%
	(in thousands, except for percentages)
General and administrative expenses
Staff cost	2,003	1.6	10,449	3.8
Professional service	366	0.3	1,708	0.6
Office supplies and utility	839	0.7	1,345	0.5
Rental	279	0.2	322	0.1
Others	1,225	1.0	1,814	0.7

Total	4,712	3.8	15,638	5.7

Interest Expense

Our interest expense primarily consists of our financial lease interest expense for warehouses in the U.S.

Foreign Currency Exchange Gains, Net

Our foreign exchange gains represent the gains due to depreciation of U.S. dollars against Euro and British Pounds.

Others, Net

Others, net primarily consists of impairment, subsidies and others. Impairment loss represents the provisions on an equity investment.

Income Tax Expense

Our income tax expense primarily consists of current tax expense, deferred income tax expense and uncertain tax position, primarily related to uncertainty of the our subsidiaries and VIEs in PRC with regards to the tax impact of transfer pricing adjustment.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, our subsidiary in Hong Kong S.A.R. is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. The first HK$2 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by our Hong Kong S.A.R. subsidiary to us is not subject to withholding tax in Hong Kong S.A.R.

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, domestic companies are subject to EIT at a uniform rate of 25%. Our PRC subsidiaries and VIEs are subject to the statutory income tax rate at 25%, unless a preferential EIT rate is otherwise stipulated.

On December 24, 2019, our wholly-owned subsidiary, Oriental Standard Network Technology (Suzhou) Co., Ltd. obtained a certificate from related authorities of local government for “Advanced Technology Service Enterprise”, or ATSE, qualification. This certificate entitled Oriental Standard Network Technology (Suzhou) Co., Ltd. to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all the criteria for ATSE status could be satisfied in the relevant years.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that our Company and our subsidiaries registered outside the PRC are deemed resident enterprises, our Company and our subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As at December 31, 2019 and 2020, there was no retained earnings from legal entity level of all the PRC subsidiaries and VIE. And thus, we have not provided for deferred tax liabilities on undistributed earnings for our PRC subsidiaries.

United States Federal Income Taxation

Our U.S. subsidiaries are subject to U.S. federal income taxes and state income taxes. In connection with U.S. tax legislation enacted in December 2017, the federal income tax rate for corporations changed to 21% beginning in 2018, while state income tax rates generally remained the same as in previous years. The U.S. tax rules also provide for enhanced accelerated depreciation deductions by allowing the election of full expensing of qualified property, primarily equipment, through 2022.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of our total revenues, for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019		2020
	$	%	$	%
	($ in thousands, except for percentages)
Revenues	122,296	100.0	275,478	100.0
Cost of revenues	(100,102)	(81.9)	(200,362)	(72.7)

Gross profit	22,194	18.1	75,116	27.3

Operating expenses
Selling and marketing expenses	(12,680)	(10.4)	(22,580)	(8.2)
General and administrative expenses	(4,712)	(3.8)	(15,638)	(5.7)

Total operating expenses	(17,392)	(14.2)	(38,218)	(13.9)

Operating income	4,802	3.9	36,898	13.4

Interest expense	—	—	(46)	(0.0)
Interest income	2	0.0	58	0.0
Foreign currency exchange gains, net	166	0.1	1,023	0.4
Others, net	(168)	(0.1)	56	0.0

Income before income taxes	4,802	3.9	37,989	13.8
Income tax expense	(1,945)	(1.6)	(7,820)	(2.8)

Net income	2,857	2.3	30,169	11.0

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues, which consisted of GigaCloud 3P, GigaCloud 1P and off-platform ecommerce revenues, increased by 125.3% from $122.3 million in 2019 to $275.5 million in 2020. This increase was primarily due to increases in the number of sellers who listed merchandise in our GigaCould Marketplace, number of buyers who procure large parcel merchandise and number of off-marketplace users who used our third-party logistics services for product shipping and handling. We do not anticipate significant revenue from third-party logistics services to off-marketplace users in the future. The revenue increases was also due to an overall increase demand for large parcel merchandise.

•

GigaCloud 3P Revenues. Our GigaCloud 3P revenues increased by 296.9% from $15.2 million in 2019 to $60.1 million in 2020. This increase was attributable to (i) an increase in revenues from commission fees due to an increase in transactions in our marketplace driven by increase in the number of active 3P sellers by 195.8% from 71 in 2019 to 210 in 2020 and increase in the number of active buyers by 283.0% from 441 in 2019 to 1,689 in 2020; (ii) an increase in revenues from warehousing fees due to an increase in market demand for warehouse services as online home furniture sales increased and (iii) an increase in revenues from delivery fees in line with the increase in market demand for online home furniture. We also provided more third-party logistics services to customer in 2020 to help fulfill their large parcel transportation needs in the U.S. as the demand increased.

•

GigaCloud 1P Revenues. Our GigaCloud 1P revenues increased by 189.7% from $42.1 million in 2019 to $122.1 million in 2020. This increase was attributable to an increase in the overall market demand for online home furniture, driving the increase in sales per active buyers.

•

Off-platform Ecommerce Revenues. Our off-platform ecommerce revenues increased by 43.4% from $65.0 million in 2019 to $93.3 million in 2020. The increase was attributable to an increase in the demand for home furniture and the unit price on third-party ecommerce websites.

Cost of Revenues

Our cost of revenues increased by 100.2% from $100.1 million in 2019 to $200.4 million in 2020. Product costs increased by 76.4% from $64.5 million in 2019 to $113.7 million in 2020 primarily due to the increased products we procured to sell on GigaCloud Marketplace and off-platform ecommerce websites. Delivery costs increased by 175.0% from $21.2 million in 2019 to $58.4 million in 2020 primarily due to growth in our business and increase in third-party shipping costs in 2020. Rental costs increased by 89.9% from $6.5 million in 2019 to $12.3 million in 2020 primarily due to increase in the number of warehouses and staff as we expanded our warehousing and logistic network.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 238.5% from $22.2 million in 2019 to $75.1 million in 2020, primarily due to the growth in GigaCloud Marketplace GMV and sales volume in our marketplace. Our gross margins increased from 18.1% in 2019 to 27.3% in 2020 primarily due to the increase in our revenues as our GigaCloud Marketplace grew and increased economies of scale achieved through our current marketplace model.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 78.1% from $12.7 million in 2019 to $22.6 million in 2020, which was mainly due to increases in (i) staff cost from $4.0 million in 2019 to $11.1 million in 2020, primarily attributable to an increase in headcount and average monthly salary in sales and marketing staff, as well as the bonus in accordance with the increased sales; and (ii) platform service fees from $6.1 million in 2019 to $7.8 million in 2020, primarily attributable to increases in product sales to individuals on third-party ecommerce websites.

General and Administrative Expenses

Our general and administrative expenses increased by 231.9% from $4.7 million in 2019 to $15.6 million in 2020, which was mainly due to (i) an increase in staff cost from $2.0 million in 2019 to $10.4 million in 2020, primarily attributable to the share-based compensation of $6.9 million for our general and administrative staff, as well as an increase in general and administrative functions; and (ii) an increase in professional services fees from $0.4 million to $1.7 million, primarily attributable to the tax consulting service, accounting system development service and attorney fee incurred in 2020.

Interest Expense

We had interest expense of nil and $46 thousands in 2019 and 2020, respectively. The increase was primarily attributable to increases in charges due to the increase in our financial lease interest expense for warehouses in the U.S..

Interest Income

We had interest income of $2 thousands and $58 thousands in 2019 and 2020, respectively. The increase was primarily attributable to the increase of our cash deposits at financial institutions.

Foreign Currency Exchange Gains, Net

Our foreign exchange gains, net increased from $0.2 million in 2019 to $1.0 million in 2020, primarily attributable to the depreciation of the U.S. dollars against the Euro and British Pounds and the increase of transactions denominated in Euro and British Pounds in 2020.

Others, Net

We had other expenses, net of $168 thousands in 2019 and other income, net of $56 thousands in 2020, primarily attributable to the impairment of an $140 thousands investment made in 2019 in relation to a PRC company with ecommerce business in the U.S. and Europe.

Income Tax Expense

We had income tax expense of $1.9 million and $7.8 million in 2019 and 2020, respectively. The increase was primarily attributable to increase in taxable profit due to our business growth.

Net Income

As a result of the foregoing, our net income was $30.2 million in 2020, as compared to $2.9 million in 2019.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expenses, a non-GAAP financial measure, to understand and evaluate our core operating performance. Non-GAAP financial measure, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. The table below sets forth a reconciliation of Adjusted EBITDA from net income for the periods indicated:

	For the Year Ended December 31,
	2019	2020
	(in $ thousands)
Net income	2,857	30,169
Add: Income tax expense	1,945	7,820
Add: Interest expense	—	46
Less: Interest income	(2)	(58)
Add: Depreciation	128	227
Add: Share-based compensation expense	—	7,286

Adjusted EBITDA	4,928	45,490

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operating and investing activities mainly through cash generated from our business. As of December 31, 2020, we had $61.5 million in cash and $0.7 million in restricted cash.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated VIEs, we only have access to the assets or earnings of our consolidated VIEs through our contractual arrangements with our consolidated VIEs and their shareholders (as applicable). See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to relevant approval, filing and/or reporting with respect to government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries, if any. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.”

The following table sets forth a summary of our cash flows for the periods presented:

	As of December 31,
	2019	2020
	(in $ thousands)
Net cash provided by operating activities	1,157	33,284
Net cash used in investing activities	(944)	(647)
Net cash provided by financing activities	89	23,272
Effect of foreign currency exchange rate changes on cash and restricted cash	139	735
Net increase in cash and restricted cash	441	56,644
Cash and restricted cash at the beginning of the year	5,112	5,553
Cash and restricted cash at the end of the year	5,553	62,197

Operating Activities

Net cash provided by operating activities in 2020 was $33.3 million. This was attributable to net income of $30.2 million, adjusted primarily by (i) $7.3 million of share-based compensation, and (ii) $1.0 million of unrealized foreign currency exchange gain; and the changes in working capital, which primarily consisted of an increase of $12.0 million in accrued expenses and other current liabilities, partially offset by (i) an increase of $13.9 million in inventory, (ii) an increase of $10.1 million in accounts receivables, and (iii) an increase of $5.2 million in prepayments and other current assets.

Net cash provided by operating activities in 2019 was $1.2 million. This was attributable to net income of $2.9 million, adjusted primarily by (i) $0.3 million of inventory write-down, (ii) $0.2 million of deferred tax and (iii) $0.1 million of depreciation; and the changes in working capital, which primarily consisted of an increase of $9.3 million in accounts payable and an increase of $2.7 million in accrued expenses and other current liabilities, partially offset by (i) an increase of $6.6 million in accounts receivable, (ii) an increase of $6.9 million in inventory, and (iii) an increase of $2.3 million in prepayments and other current asset.

Investing Activities

Net cash used in investing activities in 2020 was $0.6 million, primarily consisted cash paid for purchase of property and equipment of $0.7 million.

Net cash used in investing activities in 2019 was $0.9 million, primarily consisted cash paid for purchase of property and equipment of $0.9 million.

Financing Activities

Net cash provided by financing activities in 2020 was $23.3 million, primarily attributable to (i) proceeds from issuance of preferred shares of $25.0 million and (ii) proceeds from borrowings of $1.2 million, partially offset by the repurchase of vested share-based awards of $2.4 million.

Net cash provided by financing activities in 2019 was $89 thousands, attributable to proceeds of borrowings from a related party.

Capital Expenditures

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were $0.9 million and $0.7 million in 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Total	Less than 1 Year	1 - 3 Years	More than 5 Years
	(in $ thousands)
Lease commitment(1)	82,044	19,023	31,737	31,284
Long-term borrowings	1,103	392	677	34

Total	83,147	19,415	32,414	31,318

(1)	Lease commitment consists of the commitments under the lease agreements for our warehouses and storage shelves.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. We and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019 and 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements. This has resulted in a number of accounting errors and omissions, including but not limited to: (1) accounting for the complex transactions such as share-based compensation, redeemable convertible preferred shares and uncertain tax provision; and (2) preparation of financial statements disclosure in accordance with U.S. GAAP.

We are in the process of implementing a number of measures to address the material weakness identified, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (3) establishing clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed, and (4) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Our Business and Industry—We have identified one material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of the ADSs may decline.”

As a company with less than $1.07 billion in revenues for the fiscal year ended December 31, 2020, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. See “Risk Factors—Risks Related to the ADSs and this Offering—We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.”

Holding Company Structure

Our company, GigaCloud Technology Inc, is a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated controlled affiliates. If our subsidiaries or consolidated VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries and consolidated VIEs in certain of our markets may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met or regulatory approvals are obtained. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “Risk Factors—Risks Related to Doing Business in China—Dividends paid to our foreign investors and gains on the sale of the ADSs by our foreign investors may become subject to PRC tax.” In addition, our subsidiaries and consolidated VIEs may be restricted in their ability to pay dividends or distributions, or make other transfers to us as a result of the laws of their respective jurisdictions of organization and agreements of our subsidiaries and consolidated VIEs. See “Dividend Policy.” Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019 and 2020 were increases of 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and the local currency in the markets we operate because the value of our business is effectively denominated in the local currency, while our ADSs will be traded in U.S. dollars. For example, in July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. Since June 2010, the RMB has fluctuated against the US dollar, at times significantly and unpredictably. It is difficult to predict how market forces or the government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. See “Risk Factors—Risks Related to the ADSs and this Offering—Fluctuations in currency exchange rates may have a material adverse effect on our results of operations and the value of your investment.”

To the extent that we need to convert U.S. dollars into the local currency for our operations, appreciation of the local currency against the U.S. dollar would reduce the local currency amount we receive from the conversion. Conversely, if we decide to convert the local currency into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the local currency would reduce the U.S. dollar amounts available to us.

Interest Rate Risk

Our borrowings bear interests at fixed rates. If we were to renew these borrowings, we may be subject to interest rate risks.

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenues when we satisfy a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

We evaluate whether it is appropriate to record the gross amount of merchandise sales and related costs or the net amount earned as commissions. When we are a principal that obtains control of the specified goods or services before they are transferred to the customers, our revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When we are an agent and our obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which we earn in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

We focus on selling large parcel merchandise to various distributors and individual customers, as well as the provision of ecommerce solutions on our own platform, GigaCloud Marketplace, with which we utilize to democratize access and distribution globally to manufacturers, or sellers, and online resellers, or buyers, without borders. We generate revenue through three streams: (1) product sales in GigaCloud Marketplace, or GigaCloud 1P, (2) product sales to and through third-party ecommerce websites, or off-platform ecommerce, and (3) services provided to registered users including sellers and buyers in GigaCloud Marketplace, or GigaCloud 3P.

GigaCloud 1P

We sell our merchandise to our customers, who are the buyers of the GigaCloud Marketplace. We recognize revenues net of discounts and return allowances. Such revenue is recognized at the point in time when the control of the merchandise is transferred to the buyers, which generally occurs upon the shipment out of our warehouses to the destination designated by the buyers.

Off-platform Ecommerce

There are two sales model under to Off-platform ecommerce, which includes (a) product sales made to third-party ecommerce websites, or Product sales to B; and (b) product sales to individual customers through third-party ecommerce websites, or Product sales to C.

Product sales to B

We sell our merchandise to third-party ecommerce websites, who normally designate carriers to pick up merchandise from our warehouses. We recognize revenue net of discounts and return allowances. Such revenue is recognized at the point in time when the third-party ecommerce websites obtain control of the merchandise, which occurs when the shipment is out of our warehouse and picked up by the carriers designated by the third-party ecommerce websites.

Product sales to C

We sell our merchandise to individual customers through third-party ecommerce websites. We recognize revenue when the control is transferred to the individual customers at an amount that reflects the consideration to which we expect to be entitled in exchange of that merchandise. Revenue is recognized at the point in time when the individual customers take possession of merchandise, which is when a merchandise is delivered to the customers.

Regarding GigaCloud 1P and Off-platform ecommerce, we recognize revenue on a gross basis as we are acting as a principal in these transactions and are responsible for fulfilling the promise to provide the specified merchandise. Significant judgement is required to estimate return allowances. We reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of revenues recognized. Liabilities for return allowances were included in “Accrued expenses and other current liabilities”.

GigaCloud 3P

We enter into contracts with customers, which often include promises to transfer multiple services. For these contracts, we account for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

We charge commission fees for sales transaction consummated in GigaCloud Marketplace. We do not take control of the merchandise provided by the sellers at any time during the transactions and we do not have latitude over pricing of the merchandise. Commission fee is determined as a percentage based on the value of merchandise being sold by the sellers. Revenue of commission fee is recognized upon successful sales of the merchandise by the sellers when the buyers take ownership and control of the merchandise at their wish.

We also offer comprehensive supply chain solutions for sellers. We provide services to help the sellers to ship the merchandise from the sellers’ manufacturing facility to our oversea warehouses, utilizing our extensive shipping network consisting of ocean transportation providers, custom declaration agents, and domestic shipping companies. Further, we also provide warehousing service to the sellers and buyers, whoever have the ownership of the merchandise, in connection with the storage of merchandise in our warehouses, as well as the last-mile delivery services from our warehouses to domestic destinations designated by the buyers. Revenues resulting from these services are recognized over time, as we perform the services in the contracts with continuous transfer of control to the sellers or buyers, and they could simultaneously receive and consume the benefits of our performance as it occurs. We are acting as a principal in providing warehousing service, ocean transportation service and last-mile delivery services and recognizes revenue on a gross basis, as we determine the price and selects carriers on its own discretion.

The sellers and buyers could choose one or several of the above-mentioned services in our Gigacloud Marketplace. Therefore, there may be multiple performance obligations included in one transaction. Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including but not limited to management approved price list or cost-plus margin analysis.

Share-based Compensation

We periodically grant share-based awards such as share options to eligible employees and directors. Share-based awards granted to employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expenses using the straight-line basis over the requisite service period for each separately vesting portion. We elect to recognize the effect of forfeitures as compensation cost when they occur. To the extent the required vesting conditions are not met, which leads to the forfeiture of the share-based awards, previously recognized compensation expenses relating to such awards will be reversed.

Share-based compensation in relation to the share options is estimated using the binomial option pricing model. The determination of the fair value of share options is affected by the price of the ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

Grant dates:	For the year ended December 31, 2020
Risk-free rate of return	0.67%
Volatility	45.23%
Expected dividend yield	0.00%
Exercise multiple	2.20/2.80
Fair value of underlying ordinary share	$0.0047
Expected terms	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of our options in effect at the option valuation date. Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

Income Taxes

We account for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, our experience with operating loss and tax credit carryforwards, if any, not expiring.

We apply a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in our consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in interest expense and general and administrative expenses, respectively.

As disclosed in the note of our consolidated financial statements, as of December 31, 2019 and 2020, we had recognized tax provision on transfer pricing adjustments. Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request our subsidiaries and VIEs to adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect us by increasing the subsidiaries’ and VIEs’ tax expenses without a corresponding reduction in the tax expenses, which, in turn, could subject to late payment fees and other penalties for underpayment of taxes.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Business Overview

GigaCloud Technology is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. Our B2B ecommerce platform, which we refer to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. Our global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S. and Europe, to execute cross-border transactions with confidence, speed and efficiency. We offer a true comprehensive solution that transports products from the manufacturer’s warehouse to end customers, all at one fixed price. We first launched our marketplace in January 2019 by focusing on the global furniture market and have since expanded into additional categories such as home appliances and fitness equipment. GigaCloud Marketplace is one of the fastest growing large parcel B2B marketplaces with over $190.5 million of gross merchandise value, or GMV, transacted in our marketplace for the year ended December 31, 2020.

We built the GigaCloud Marketplace to democratize access and distribution globally so that manufacturers, who are typically sellers in our marketplace, and online resellers, who are typically buyers in our marketplace, could transact without borders. Manufacturers view our marketplace as an essential sales channel to thousands of online resellers in the U.S. and Europe. Our GigaCloud Marketplace enables manufacturers to deliver their products around the world. Additionally, online resellers may lack the resources and infrastructure to manage a global supply chain and support international distribution. Our integrated ecommerce solutions allow online resellers to offer products and services comparable to those offered by large ecommerce platforms by giving them access to a large and growing catalog of products at wholesale prices, supported by industry-leading global fulfillment capabilities.

To enhance our marketplace experience, we sell our own inventory through the GigaCloud Marketplace and to and through third-party ecommerce websites, such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K.. These 1P revenues expand our market presence, reduce inventory and logistics risk for sellers, create more products for buyers, drive volume-based cost efficiencies for sourcing products, provide us with proprietary data and increase the velocity of sales on our marketplace. 1P revenues through the GigaCloud Marketplace and to and through third-party ecommerce websites represented 78.2% of total revenues for the year ended December 31, 2020. As our GigaCloud Marketplace continues to grow, we expect 1P revenues as a percentage of total revenues to decline over time.

We have built a cross-border fulfillment network optimized for large parcel products. We operate warehouses in four countries across North America, Europe and Asia. The U.S. is our largest market. We operate 17 large-scale warehouses around the world totaling over two million square feet of storage space, cover nine ports of destination with over ten thousand annual containers, and have an extensive shipping and trucking network via partnerships with major shipping, trucking and freight service providers. By servicing the entire supply chain, we offer sellers and buyers in our marketplace enhanced visibility into product inventory, reducing turnover time and lower transaction costs. On average, we are able to deliver products to end customers within one week of their order and at a fixed rate that is cheaper than standard rates from FedEx and UPS.

We have AI software that generates seller ratings and credit profiles through volume data. Additionally, our AI optimizes routing by organizing incoming orders and rebalancing inventory levels within our warehousing network. Our software platform includes flexible trading tools with which sellers can set prices based on quantities, delivery dates and fulfillment methods, and buyers have the option to purchase merchandise individually or in bulk.

We leverage our proprietary data and AI to accelerate the network effects in our marketplace. As our marketplace grows, we accumulate user and product data to develop analytical and predicative tools such as product sales forecasts. This information is valuable to our sellers as it allows them to efficiently manage inventory and pricing. As sellers succeed in our marketplace, more sellers join, which expands our merchandise offerings. Our broad merchandise selection, competitive pricing and virtual warehousing capabilities encourage buyers to join and transact in our marketplace. More buyer activity leads to more sellers, creating a virtuous cycle.

In 2020, we had 210 active 3P sellers and 1,689 active buyers in our GigaCloud Marketplace, representing a year-over-year increase of 195.8% and 283.0%, respectively. In 2020, our users transacted $190.5 million of GigaCloud Marketplace GMV with an average spend per buyer of $112,777. This is a 437.0% year-over-year increase in GigaCloud Marketplace GMV and a 40.2% year-over-year increase in average spend per buyer from 2019, respectively. Combined with off-platform ecommerce GMV of $99.4 million, the total transactions that we facilitated aggregated a GMV of $289.9 million for the year ended December 31, 2020.

We have experienced significant growth over the last two years. In 2019 and 2020:

•	We generated total revenues of $122.3 million and $275.5 million, respectively, representing 125.3% year-over-year growth;

•	We generated gross profit of $22.2 million and $75.1 million, respectively, representing 18.1% and 27.3% of total revenues, respectively;

•	Our net income was $2.9 million and $30.2 million, respectively; and

•	Our Adjusted EBITDA was $4.9 million and $45.5 million, respectively.

See “Selected Consolidated Financial and Operating Data—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

Below is a summary of our key financial and operating metrics for the periods indicated:

	As of/For the Year Ended December 31,
GigaCloud Marketplace	2019	2020
GigaCloud Marketplace GMV (in $ thousands)	$35,468	$190,480
Active 3P sellers	71	210
Active buyers	441	1,689
Spend per active buyer (in $)	$80,427	$112,777

Revenue Model

We are focused on facilitating B2B ecommerce transactions in our GigaCloud Marketplace. We generate 3P and 1P revenues through three revenue streams:

•	GigaCloud 3P: generates revenues by facilitating transactions between sellers and buyers in our marketplace.

•	GigaCloud 1P: generates revenues through the sale of our inventory in our marketplace.

•	Off-platform Ecommerce: generates revenues through the sale of our inventory to and through third-party ecommerce websites.

GigaCloud 3P and GigaCloud 1P together make up our GigaCloud Marketplace revenues. GigaCloud 1P and off-platform ecommerce make up our total 1P revenues. These three revenue streams complement each other to improve our value proposition to sellers and buyers in our GigaCloud Marketplace.

The GigaCloud Marketplace, our global B2B ecommerce platform, integrates everything from product discovery, payments and logistics tools into one easy-to-use platform. Sellers and buyers from our targeted markets around the world leverage our cross-border fulfillment network which is optimized for large parcel products in order to trade with each other while saving costs. Underpinned by a network of strategically-placed warehouses and supply chain capabilities, our marketplace is designed to simplify and mitigate logistics and inventory requirements for both our sellers and buyers.

GigaCloud 3P

Through GigaCloud 3P, we derive revenues through the various activities of sellers and buyers in our GigaCloud Marketplace, which result in commission fees, warehousing fees, last mile delivery fees, fulfillment fees and other fees. When a seller and buyer enter into a transaction in GigaCloud Marketplace, we earn a percentage commission depending on the transaction value. The standard commission ranges between 1% and 5% depending on the size of the transaction. We also charge warehousing fees in connection with the storage of products in our warehouses, last-mile delivery fees if the buyer requires last-mile delivery services, and fulfillment fees for other freight services such as delivery of products via ocean transportation. In 2019 and 2020, from time to time when we had excess fulfillment capacity, we also provided third-party logistics services to customers to help fulfill their large parcel transportation in the U.S. leveraging our extensive logistics network. Given the growth of our marketplace, moving forward, we expect to use our fulfillment capacity predominantly for GigaCloud Marketplace customers, only offering separate third-party logistics services to optimize utilization. As we continue to grow our GigaCloud Marketplace, we expect to dedicate our logistics capacity to products sold on our own marketplace, and will opportunistically provide third-party logistics services when there is excess capacity within our network.

GigaCloud 1P

Through GigaCloud 1P, we further enhance our marketplace experience by selling our own inventory. Our 1P selling creates more products for buyers, gives us insights into seller needs, provides us with proprietary data and increases the velocity of sales in our marketplace. Our GigaCloud 1P business generates revenues from product sales.

Off-platform Ecommerce

In addition to facilitating transactions in our GigaCloud Marketplace, we also procure highly-rated products directly from manufacturers and sell them directly to and through third-party websites such as Rakuten, Amazon, Walmart and Wayfair as part of our off-platform ecommerce business. Off-platform ecommerce sales deepen our relationships with sellers and provide us with proprietary data. Our off-platform ecommerce business generates revenues from product sales to both end customers and to third-party ecommerce websites.

Sellers and Buyers

In 2020, GigaCloud Marketplace had 210 active 3P sellers and 1,689 active buyers. Sellers in our marketplace are typically manufacturers based in Asia, who are able to leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics, as well as decouple from intermediaries. The buyers in our marketplace are typically resellers based in the U.S. and Europe that procure products at wholesale price and subsequently sell on third-party B2C platforms.

We believe that as more manufacturers join our marketplace as sellers, more resellers will join our marketplace as buyers. Our GigaCloud 1P and off-platform ecommerce business accelerate this virtuous cycle by adding sellers into our ecosystem.

Our Value Proposition to Sellers

We lower the barriers to entry for sellers in our marketplace, who are able to quickly gain access to the key global markets in which we operate, including the U.S., the U.K., Germany and Japan. Sellers can directly connect with resellers in our marketplace and leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics.We manage the entire logistics process from the moment the product leaves the factory floor, and simplify the process by offering a flat rate program for shipping and handling. Leveraging our algorithm, we determine when and where to ship a product, reduce the amount of time a product is handled and select the most effective delivery mechanism for the product. Sellers are able to leverage our warehouse space, which we charge on a per cubic foot per day basis, in order to increase warehouse utilization rates and reduce cost. Our platform provides multiple channels through which sellers can sell their product, enhancing inventory turnover rate and increasing profitability. Many of the sellers operating in our GigaCloud Marketplace were originally suppliers of our 1P inventory that later joined the GigaCloud Marketplace as 3P sellers.

Our Value Proposition to Buyers

Our marketplace offers one-stop-shop logistics solutions for a broad catalog of large parcel products sourced globally. We offer virtual warehousing and drop shipping solutions so buyers do not need to manage physical order fulfillment. With 17 large-scale warehouses strategically positioned in key markets around the world, we have the capability to reach over 90% of customers in the lower 48 states in the U.S. within an average of three days of delivery time. Our solution effectively minimizes inventory risk for buyers and allows them to reach customers across geographies at an affordable price.

We also provide buyers the optionality to pre-sell products through their own channels before placing an order in GigaCloud Marketplace. This significantly reduces buyers’ working capital needs and allow them to scale more efficiently.

Our Market Opportunity

The U.S. B2B large parcel market is massive and underpenetrated by ecommerce, largely due to the supply chain complexities of moving bulky items. We expect increasing adoption of end-to-end B2B ecommerce marketplaces by manufacturers and resellers globally as they compete against large ecommerce platforms in today’s digital retail economy.

The U.S. B2B ecommerce market is massive and fast growing

The U.S. B2B market is estimated at $14.8 trillion, nearly three times size of the U.S. retail sales market and is currently underpenetrated by ecommerce. According to Frost and Sullivan, ecommerce penetration for U.S. B2B sales is estimated at 9.0%, lagging U.S. retail sales penetration of 14.3%, indicating substantial room for long-term growth. Frost and Sullivan estimates that U.S. B2B ecommerce sales has reached $1.3 trillion in 2020 and it is expected to grow at a CAGR of 10.7% from 2020 to 2025, reaching $2.2 trillion.

The U.S. large parcel market is rapidly shifting online

Benefiting from the proliferation of the internet and smart phones, consumers are increasingly making purchase decisions online. Today’s ecommerce platforms offer consumers a wide selection of products, shopping schedule flexibility, multiple payment options and speedy delivery services unmatched by brick-and-mortar stores. In the core large parcel categories including furniture and home appliance, COVID-19 has accelerated the trend of consumers purchasing products online, as consumers are furnishing their apartments and homes to better serve their work-at-home and play-at-home needs. We expect this trend to continue in the coming years as remote working arrangements have become increasingly common. Frost and Sullivan estimates online sales for furniture and home appliance have reached $16.2 billion and $10.0 billion in 2020, respectively, and they are expected to grow at a CAGR of 10.1% and 6.6% to $26.1 billion and $13.8 billion from 2020 to 2025, respectively.

B2B marketplaces will play an increasingly critical role in today’s digital retail economy

In today’s digital retail economy, B2B ecommerce marketplaces play a critical role in leveling the playing field between small to medium-sized retailers and large ecommerce platforms. To win customers, resellers not only compete on product quality and price, but also on selection, delivery speed and customer service. Delivering on all of these criteria is especially challenging in the large parcel market given the difficulties of moving bulky items. Small to medium-sized resellers often lack the resources to invest in their own supply chains and therefore tend to struggle to compete against well-capitalized large ecommerce platforms.

B2B ecommerce marketplaces offer low-cost end-to-end supply chain solutions so that resellers can focus on growing sales without needing to create their own supply chains. We believe B2B marketplaces will become an increasingly important part of the digital retail economy.

Competitive Strengths

Pioneering Cross-Border B2B Ecommerce Marketplace for the Large Parcel Market

We are a pioneer within the B2B marketplace where sellers and buyers trade large parcel products without borders. We are a trusted marketplace with 210 active 3P sellers and 1,689 active buyers in our marketplace as of December 31, 2020, an increase of 195.8% and 283.0% over the previous year, respectively. Sellers are able to leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics. Buyers are offered a broad variety of products at wholesale prices, along with a virtual warehousing solution and drop shipping solution to trade products with minimal inventory risk. Our compelling value proposition to both sellers and buyers in our marketplace will position us as partner of choice as online sales of large parcel products accelerate.

Compelling Value Proposition to both Sellers and Buyers Enhanced by Network Effects

We are an essential solution provider to both our sellers and buyers. Our sellers consider us as an essential partner to help advertise and distribute products in overseas markets at low costs. Our buyers view our marketplace as a trading environment with minimized risks where they procure large catalogs of products at wholesale price and fulfill consumer orders using our industry-leading supply chain. In 2020, the annual retention rate for our 3P sellers and buyers averaged 92% and 62%, respectively. As sellers and buyers are added to the marketplace, the value of the marketplace grows. Most of the sellers in our marketplace neither have the ability nor desire to engage in direct selling to end markets, which requires the employment of a local sales network and knowledge of customer preferences. Instead of taking on the risk of choosing the type and quantity of product to produce and market, sellers in our marketplace need only fulfill orders from the network of buyers in our marketplace.

Industry-Leading Supply Chain Capabilities

We have built a network of strategically positioned warehouses across four countries to minimize distance to ports and key customers. We currently have over two million square feet of total warehousing space, spanning 11 distribution centers in the U.S., three in Europe and three in Japan. We also entered into long term agreements with freight providers to ensure last mile logistics. We have recently expanded our service offerings to include assembly and return services. Due to our highly integrated supply chain solutions, we are able to offer a flat rated pricing to customers that is competitive in the market. Our rapidly expanding global presence and robust logistics network have positioned us as partners for some of the largest third-party ecommerce platforms. For example, in 2020, we entered into an non-exclusive agreement with JD.com, where JD.com may utilize GigaCloud Technology for sourcing and shipping of large parcel items throughout the U.S.

Our Technology System

With a team of over 100 software engineers, we have developed our system from the ground up. Our suite of solutions include sourcing management, inbound management, trade and settlement management, hybrid and complex trading management, search and recommendation management and financial reporting requirement. We control all source code of our operating system and we are not dependent on third-party providers to scale our platforms.

Data Intelligence Powered by AI

We leverage self-learning AI to improve our operating efficiency. Our system is capable of automating and optimizing inventory globally based on historical data, rebalancing our merchandise across warehouses to maximize last mile delivery efficiency. We have also developed trading pattern analytics tools that constantly analyze transaction patterns, generating insightful information to suppliers to make well-informed decision regarding markets. We also leverage our data analytics in order to provide supply chain finance solutions to select quality suppliers based on our extensive data on their performance and quality.

Experienced and Innovative Team

Our management team has a combined 90 years of industry experience. As of December 31, 2020, we have 526 employees, 30 of whom have master and doctor degrees. We also have a deep bench of 102 IT personnel dedicated to building next generation tools and systems.

Growth Strategies

Grow and Diversify Seller Base and SKUs

We are dedicated to growing and diversifying our existing seller base. For the year ended December 31, 2020, we had 210 active 3P sellers in our marketplace with 90% of them based in China. We are looking to expand our seller base into South East Asia including Vietnam, Thailand, Indonesia, and Philippines.

We are also looking to expand our existing offerings as well as extending our catalog opportunistically into adjacent categories such as auto parts, in order to further solidify our position as the leading large parcel solution provider.

Grow Buyer Base and Engagement

We are focused on attracting new buyers to our marketplace. For the year ended December 31, 2020, we had 1,689 buyers generating $190.5 million of GigaCloud Marketplace GMV. We will continue to make investments in marketing to increase our brand awareness, and improve our product offerings to drive buyer stickiness to the platform.

Expand Product Offerings

We will continue to leverage our data analytics capabilities to develop new tools and services to drive incremental revenue opportunities. In September 2020, we launched our supply chain financing services to select qualified sellers. We collected and analyzed massive amount of data related to each supplier’s product and performance which informed us of more accurate credit rating. As SKUs in our marketplace grows, we are also looking to roll out paid advertising tools that promote products based on search results.

Expand Geographic Coverage

Our success is based on our expansive geographic footprint in key markets. We will build out additional infrastructure in key markets in the U.S., including Braselton, Georgia, Ontario, California and Dallas, Texas. In Europe, we are looking to enter into new geographies including North Rhine-Westphalia, Germany.

Logistics Network and Value-added Services

Warehousing Network

We have set up our local infrastructure in the U.S. strategically such that we are close to ports and customers, shortening delivery time to the end customers. We have three key operating centers in California, Georgia and New Jersey, covering 11 warehouses and four ports of destination in the U.S., totaling over two million square feet. Outside the U.S., we have two warehouses and two ports of destination in the U.K., one warehouse and one port of destination in Germany, one port of destination in the Netherlands, and three warehouses and one port of destination in Japan, totaling over 440,000 square feet.

We use AI and data analytics to determine optimal distribution of inventory among our warehouses under a unified warehouse management system and provide a virtual warehousing solution for sellers and buyers in our marketplace. Our AI-powered warehousing management system solves the many practical problems faced by sellers and buyers in connection with complex, cross-border transactions involving large parcel goods.

Transportation Network

Upon delivery of goods from suppliers, we engage our extensive shipping network consisting of ocean transportation utilizing major providers covering nine ports of destination with over 10,000 annual containers, and a trucking network in partnership with major trucking and freight service providers.

We provide last mile delivery of bulk merchandise (over 150 pounds) and installation services to end customers, which we self-operate. These services are available in nine metro markets in the U.S., and we plan to expand coverage to other key metro markets. We also utilize a network of delivery providers for last mile delivery throughout the U.S. and other markets.

Sourcing Network

We have 63 employees in China and Vietnam who source product from manufacturers throughout Asia. This helps accelerate the supply on our GigaCloud marketplace and attract buyers to our marketplace that lack the network and sourcing capabilities that we have. In addition, we buy inventory from these suppliers for our off-platform ecommerce. As of December 31, 2020, we have sourced merchandise from more than 700 merchants for our GigaCloud 1P and off-platform ecommerce.

The chart below summarizes our sourcing network described above as of December 31, 2020:

Order Fulfillment and Logistics Flow

Our GigaCloud Marketplace enables suppliers and buyers to transact with each other, including setting their own optional and customizable margin and rebate offerings. We charge a fee for each transaction in our GigaCloud Marketplace based on the transaction value and shipping fees. We also sell 1P products directly on GigaCloud Marketplace.

1P Pricing

For our 1P sales, our pricing team approaches pricing scientifically and algorithmically, by applying data and analytics to set our pricing. We use data on competitive behavior, historical sales, seasonality and inventory levels to appropriately price our products. We also engage in market research and branding analysis, as well as take into account our estimated costs in order to control our margins. We believe our technological skills and capabilities enable us to offer competitive prices for our products.

Payment

We provide our customers with a number of payment options including bank transfers, online payments with credit cards and debit cards issued by major banks, and payment through major third-party online payment platforms, such as Alipay and Paypal. Our customers can also use account balances in our GigaCloud Marketplace accumulated from deposits or prior refunds to make future purchases.

1P Inventory Management

We believe we have an industry-leading average large parcel inventory turnover rate for our own inventory of 53 days for 2020 and 69 days for 2019. We use AI and data science to help with inventory management, including deciding when to place orders and in what quantities. Our 1P inventory in 2020 includes furniture, accounting for more than 70% of GMV, fitness equipment, accounting for approximately 15% to 25% of GMV, and various other products including luggage, pet products and others accounting for 5% to 25% of GMV.

Warranties and Refunds

For our own products procured and sold in the GigaCloud Marketplace, we provide 90-day warranties.

For defective products sold in our GigaCloud Marketplace, our product managers determine refunds based on evidence provided by the buyer, such as pictures, screenshots and emails. We initially provide eligible refunds to the buyer, then recover the amount refunded from the suppliers under our purchase agreements. We do not offer exchange or return policies due to the nature of the large parcel merchandise sold in our marketplace.

Precision Software Platform and Technology Infrastructure

We have an in-house team of over 100 IT personnel and have built our own AI algorithms from scratch, which gives us full control over our source code. We have developed our platform to be scalable as our business expands and interoperable with external systems through an open API.

AI Algorithm

Our in-house reinforcement learning algorithms are built to optimize our inventory management across our multiple warehouses around the world, analyzing historical data to determine how to manage our inventory and even where to establish our next warehouse. Our algorithm also accounts for the fragility of certain types of inventory and reduces the number of times a product is moved. Each time a product is handled, there is an increased chance of damage, which is an issue embedded in the home furnishing industry.

We also create sales analytics and provide them to our sellers for a fee. The services provide meaningful value to our sellers bringing products to new markets and support a high retention rate. Additionally, we provide sellers with an analysis of sales history in order to estimate inventory value and adjust interest rates of our cash advance program.

Trading Platform

We have built a cross-border ecommerce trading platform upon three layers—(i) our foundation later, which consists of basic services such as single login system access, micro-service management system and data synchronization/back services, as well as a financial management module including financial statement, accounting and settlement systems, (ii) a service layer, which includes our stock management system, warehouse management system and bulk merchandise transportation system, and (iii) our application layer which consists of a variety of customer-facing value-added features.

Our foundation layer provides the basic security features for our logistics business by segregating basic functions as individual services in order to maximize our flexibility and scalability. Our service layer drives our day-to-day operations, including key support systems such as:

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our ERP Stock Management System, a system capable of gathering and processing order, procurement and delivery management data to allow for real-time, dynamic stock management as well as technical support for the business development of ecommerce companies;

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our OWM Warehouse Management System, a warehouse management system with server-side management software and mobile scanning application, used in day-to-day inventory management operations including storage, receiving and shipping of bulky goods;

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our WOS Warehouse Delivery System, an order delivery system consolidating orders from various channels both domestically and abroad, and integrating with foreign logistics providers to provide a unified system in order to support our multiple logistics models such as drop shipping, door-to-door pickup, cloud delivery and Walmart-S2S, fulfilling the highest standards of overseas ecommerce logistics such as SFP and FBA Onsite; and

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our Giga Bulk Merchandise Transportation System, a system for real-time, dynamic management of inventory through order management, returns management, transfer management and fleet distribution management.

Key features of our application layer include our B2B Inbound Supply Chain Management Module, B2B trading platform (GigaCloud Marketplace), multi-channel global order management module and a GigaCloud’s B2B Peripheral System. The goal of these customer-facing applications is to mimic the real life transactions that sellers and buyers are used to seeing. Our suite of applications cover a full range of capabilities, from sourcing management, inbound management, trade and settlement management, hybrid/complex trading management, search and recommendation management and financial reporting requirements. We offer a user-friendly platform for users to have a holistic view of their business from beginning to end. To support external service providers, we also adopt an open API to allow integration with all major software protocols.

Network Infrastructure

We designed our data and network infrastructure for scalability and reliability to support the rapid growth in our user base in our marketplace. As of December 31, 2020, we have more than 100 servers hosted in five internet data centers in the U.S., China, Hong Kong, Japan and Europe, which contribute significantly the scale and reliability of our services. Due to the use of cloud computing technology, the amount of bandwidth we lease is flexibly expandable to handle a surge in the number of concurrent users on GigaCloud Marketplace at peak times.

Sales and Marketing

We are committed to building a leading global trade service provider, powering our B2B GigaCloud platform providing online and offline integrated cross-border transaction and delivery services for furniture and large merchandise. We employ a variety of methods to promote our services and attract potential customers, merchants and other platform participants. We also have a sales team consisting of 71 sales representatives in locations around the world who source product for our 1P sales as well as bring in resellers and manufacturers to our GigaCloud Marketplace.

Customer Service and Support

Our customer service team consists of 39 customer service representatives based in China and the U.S. Our representatives are available seven days a week by phone, email and live chat. By helping customers navigate our sites, answering their questions and completing their orders, this team helps us build trust with customers, build our brand awareness, enhance our reputation and drive sales.

Risk Management and Compliance

Platform Monitoring

Preserving the integrity of GigaCloud Marketplace is a primary focus of our operations. We employ a dedicated team that monitors transactions in our marketplace to check for abnormal or fraudulent activity, such as large deviations in pricing, abuse of our flat rate shipping policy and counterfeit products, as well as monitor complaints submitted in our marketplace generally. We limit the activities of sellers and buyers who have been involved in fraudulent transactions in our marketplace in the past, and for particularly egregious violations, we reserve the right to refuse service and demand the removal of a seller’s inventory where applicable. We also have dynamic password protection and real-time login activity monitoring to further authenticate sellers and buyers in our marketplace.

We strictly enforce our anti-fraud and prevention of misuse measures. For example, we require our customers to provide identification documents such as identification card and business licenses to authenticate their identity and require them to enter passcode of the electronics to prevent fraud. We also do not show the prices of products sold in our marketplace without users registering and logging onto the system to ensure that only registered sellers and buyers transact in a fair and secure marketplace.

Product Quality and Safety

In addition to product liability insurance we purchase for our 1P products, we have established a unified product inspection system for products sold in our 1P business, to ensure product quality and safety. Our inspection standards include packaging drop tests, box marking printing accuracy checks, product color checks, packaging and product dimensions, assembly, packaging details and packaging images. We also actively monitor the products listed on GigaCloud Marketplace to proactively identify and remove suspicious listings or potentially counterfeit products. We take a broad range of measures to prevent counterfeit products in our marketplace to protect the sellers and buyers in our marketplace, including actively identifying and taking down counterfeit products and providing complaint channels for sellers and buyers to report infringement. If allegations of counterfeit goods or fraudulent transactions are verified, we may take various actions including immediate delisting of the relevant products, arranging for the seller to reimburse the buyer and imposing restrictions on the seller’s ability to list new products or participate in promotional activities in our marketplace. We also cooperate with brands and judicial authorities in connection with investigations into violations of intellectual property.

While we maintain a “zero-tolerance” policy for counterfeit goods and fraudulent transactions in our marketplace, we also protect sellers in our marketplace from false allegations and fictitious complaints, with procedures in place to verify allegations and complaints, and we allow sellers who have been accused of selling counterfeit products or engaging in fraudulent transactions up to two days to refute allegations and provide evidence of the authenticity of their products and transactions.

Data Privacy and Security

We collect a vast amount of data that are related to our business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We have adopted data protection policies to ensure the security of proprietary and sensitive data and employed a data security team of engineers and technicians dedicated to protecting the security of such data. To ensure data security and avoid data leakage, we require each department to assign a dedicated individual to handle data protection and confidentiality, place restrictions on connecting internal local computers to external storage media and network sharing, control confidential information to prevent copying, transferring and third-party access without prior authorization and implement strict standards for off-site data backup and retrieval. We have a data management department to supervise our data privacy and protection policies and procedures and investigate and resolve possible threats or weaknesses. We do not share or transfer personal information to any corporation, organization or individual outside our platform without explicit consent. For more information, see “Risk Factors—Risks Related to Our Business and Industry—Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and substantially harm our business and operating results” and “Risk Factors—Risks Related to Our Business and Industry—We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.”

Competition

In connection with our GigaCloud Marketplace, we compete with other ecommerce platforms on which sellers and buyers trade merchandise, particularly large parcel items. For 1P, the market for the online goods that we sell is highly competitive, fragmented and rapidly changing. We compete with other similar manufacturers.

While ecommerce has been embraced by sellers and buyers around the world, the ecommerce market for large parcel items such as furniture and fitness equipment remains underpenetrated due to the logistics challenges presented by large parcel items. ecommerce poses high capital requirements for overhead expenditures to support the business operations throughout the value chain, including the costs for establishing IT facilities, procuring products from upper-tier suppliers, renting and running warehouses, acquiring new users, as well as related logistics costs for delivery of products. Carrying out ecommerce business involves multiple technology capabilities including but not limited to cloud computing, big data analytics, and artificial intelligence to create competitive advantages in business operation.

Intellectual Property

Our intellectual property, including any trademarks, copyrights, trade dress, trade secrets and technologies, is an important part of our business. Our success depends in part on our ability to obtain and maintain intellectual property and proprietary protection for our technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property and proprietary rights of others. To protect our intellectual property and proprietary information, we rely on a combination of trademark, copyright and trade secret laws and regulations, as well as contractual restrictions. We seek to protect our technology, in part, by requiring our employees, consultants, contractors and other third parties to execute confidentiality agreements and by implementing technological measures and other methods.

We pursue the registration of our trademarks, including “GIGACLOUD LOGISTICS” and “大健云仓” and certain variations thereon, copyrights and domain names in the U.S., China and certain foreign jurisdictions. As of December 31, 2020, we own 17 registered U.S. trademarks, 24 registered foreign trademarks and 2 U.S. and foreign copyright registrations, primarily covering the software we have designed. We also rely on the protection of laws regarding unregistered copyrights for our software and certain other content we create. We will continue to evaluate the merits applying for copyright registrations in the future. We also own 3 registered domain names, including gigacloudlogistics.com, gigacloudlogistics.cn and oristand.com. For more information, see “Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Facilities

Our corporate headquarters is in Suzhou, China, where we currently occupy approximately 43,440 square feet of office space pursuant to a lease with one year lease term, which can be renewed prior to the termination. We also lease 17 warehouses in the U.S., Japan, the U.K. and Germany, totaling over two million square feet.

We believe that our facilities are sufficient to meet our current needs. We intend to add new facilities or to expand our existing facilities as we add employees and expand our operations. We believe that additional space that is suitable for our needs will be available as needed to accommodate any such expansion of our operations.

Employees

As of December 31, 2020, we had 526 full-time equivalent employees, respectively, 30 of whom had masters or doctors degrees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good. The following table shows a breakdown of our employees by department/function and by geographic location as of December 31, 2020:

Department/Function	Employees
General and Administrative	77
Information Technology	102
Sales and Marketing	210
Operations	98
Customer Service	39

Total	526

Geographic Location	Employees
China	381
U.S.	70
Japan	29
U.K.	18
Germany	6
Vietnam	22

Total	526

Government Regulations

Our business is subject to foreign and domestic laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and ecommerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we collect, store, use, process, disclose or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and ecommerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for ecommerce is likely to result in more laws and regulations that impose additional compliance burdens on ecommerce companies. For more information, see “Risk Factors—Risks Related to Our Business and Industry—Government regulation of the Internet and ecommerce in the U.S. and globally is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.” and “Risk Factors—Risks Related to Our Business and Industry—We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.”

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events, including property damage and business interruption, as well as insurance coverage over goods in transit, employers’ insurance, product liability and commercial insurance. We believe that we maintain a range of insurance coverage in relation to our business that is customary for our industry.

Legal Proceedings

From time to time we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time consuming, as it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations. In addition, we may also find ourselves at greater risk to outside party claims as we increase our operations in jurisdictions where the laws with respect to the potential liability of online retailers are uncertain, unfavorable, or unclear.

REGULATION

Our business is subject to foreign and domestic laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and ecommerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we collect, store, use, process, disclose or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and ecommerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for ecommerce is likely to result in more laws and regulations that impose additional compliance burdens on ecommerce companies.

The following sets forth a description of certain laws, regulations and government policies relating to our industry and our operations in the PRC and Japan, and the other government regulations, which we consider material.

Regulatory Overview of the PRC

This section sets forth a summary of the most significant rules and regulations that affect our business in the PRC.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment, or the Industry Guidelines, and the Special Administrative Measures for Entrance of Foreign Investment (Negative List), or the Negative List, which were promulgated and are amended from time to time by MOFCOM and National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law (as defined below) and its implementation rules and ancillary regulations. The Industry Guidelines and the Negative List lay out the basic framework for foreign investments in the PRC, classifying industries into three categories with regard to foreign investments: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. The NDRC and MOFCOM promulgated the Catalog of Industries for Encouraged Foreign Investment (2020 Version) on December 27, 2020, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the 2020 Negative List, on June 23, 2020, to replace the previous encouraged catalog and negative list thereunder.

The Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law (as defined below) provide that a system of pre-entry national treatment shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, and foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities.

In order to coincide with the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by SAMR on December 28, 2019 further refine the related rules.

Foreign Investment Law

On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law. The organization form, organization institution and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the PRC State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020 and replaced the implementation rules of each of the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting the foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, division of enterprises.

Regulations Relating to Other Business Areas

International Freight Forwarding Services

Pursuant to the Measures (Provisional) on Filings by International Freight Forwarding Agencies, promulgated by the MOFCOM on August 18, 2016, international freight forwarding agencies duly registered with the SAMR or its local branches shall file records with the MOFCOM or a designated agency of the MOFCOM.

Internet Information Services

On September 25, 2000, the PRC State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, the internet information services are categorized into commercial internet information services and non-commercial internet information services. The operators of non-commercial internet information services must file with relevant governmental authorities. Internet information service providers are required to monitor their websites. They may not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, which was promulgated on July 5, 1994 and most recently amended on August 26, 2019 by the Standing Committee of the NPC, when leasing property, the lessor and lessee are required to enter into a written lease agreement, containing such provisions as the leasing term, use of the property, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the Civil Code of the PRC, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the property, the lease agreement between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the property without the consent of the lessor. In addition, in the event of change of ownership of the leased premises, the lease agreement between the lessee and the lessor will still remain valid. The Civil Code of the PRC further provides that where the leased property has been leased and transferred for possession before the creation of the mortgage, the established leasehold relationship will not be affected by the mortgage.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislations governing intellectual property rights, including copyrights, trademarks and domain names.

Copyright

Copyright in the PRC, including software copyright, is principally protected under the Copyright Law of the PRC, which was promulgated by the Standing Committee of the NPC on September 7, 1990 and of which the most recent amendment will come into effect as of June 1, 2021, and related rules and regulations. Under the Copyright Law of the PRC, the term for software copyright is 50 years. In addition, the Regulations on the Protection of Rights to Information Network Communication, which was promulgated by the PRC State Council on May 18, 2006 and amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for the use of copyrights and copyright management technology, and specifies the liabilities of various entities, including copyright holders and internet service providers, for violations. The Computer Software Copyright Registration Procedures, which was promulgated by the State Copyright Bureau on February 20, 2002, applies to software copyright registration, license agreement registration and transfer agreement registration.

Trademark

Registered Trademarks are protected by the PRC Trademark Law which was adopted by the Standing Committee of the NPC on August 23, 1982 and most recently amended on April 23, 2019, as well as the Implementation Regulation of the PRC Trademark Law which was adopted by the PRC State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been filed is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under the supervision of which is the China Internet Network Information Center, or CNNIC. CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. On November 27, 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations of the PRC, or the Foreign Exchange Administration Regulations, which were promulgated by the PRC State Council on January 29, 1996 and were most recently amended on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations and other PRC rules and regulations on currency conversion, Renminbi is freely convertible into other currencies for current account items such as trade and service related receipts and payments, interest payments and dividends; as for capital account items such as direct investment, loans and portfolio investment, the prior approval of the SAFE is required to convert Renminbi into other currencies and transfer the converted currencies out of the PRC.

Pursuant to the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment, promulgated by the SAFE on February 13, 2015 and effective on June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. The SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and effective on June 1, 2015, and was partially amended on December 30, 2019, and the Notice of the SAFE on Reforming and Regulating the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, promulgated on and effective June 9, 2016, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

On January 26, 2017, the SAFE promulgated the Notice of the SAFE on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This notice sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distribution above $50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, the SAFE promulgated the Notice of the SAFE on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (negative list) and the projects invested are true and in compliance with relevant laws and regulations.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of wholly foreign-owned enterprise, or the WFOE, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated after tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, WFOEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Offshore Investment

SAFE promulgated Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles, commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005.

SAFE further enacted the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries.

Regulations Relating to Stock Incentive Plans

According to the Notice of the SAFE on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly- listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly-listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options, sales of shares underlying the options and remittance of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions.

Laws and Regulations Relating to Taxation

Enterprise Income Tax

Pursuant to the PRC Enterprise Income Tax Law promulgated on March 16, 2007, most recently amended and effective on December 29, 2018, and the Regulation on Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, issued on December 6, 2007 and most recently amended and effective on April 23, 2019, enterprise income tax shall be applicable at a uniform rate of 25% to all resident or non-resident enterprises, save for a few exceptions. Enterprise income tax shall be payable by a resident enterprise for income sourced within or outside the PRC. Enterprise income tax shall be payable by a non-resident enterprise, for income sourced within the PRC by its institutions or premises established in the PRC, and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established, enterprise income tax shall be payable by the non-resident enterprise only for income sourced within the PRC and the enterprise income tax rate shall be 10%.

The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, promulgated on April 22, 2009 and amended on January 29, 2014 and December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Version), or Bulletin 45, which was promulgated on July 27, 2011, and became effective on September 1, 2011, and most recently amended and effective on June 15, 2018, further provides guidance on the implementation of Circular 82 and clarifies certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC EIT on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. According to Bulletin 45, when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore-incorporated enterprise, the payer should not withhold income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the PRC controlled offshore-incorporated enterprise.

Value-Added Tax

Pursuant to the Provisional Regulation on Value-Added Tax of the PRC promulgated by the PRC State Council, as amended on November 5, 2008, February 6, 2016 and November 19, 2017 and effective on November 19, 2017, and the Implementation Rules for the Provisional Regulation on Value-Added Tax of the PRC promulgated by the Ministry of Finance on December 25, 1993, most recently amended on October 28, 2011 and effective on November 1, 2011, all entities and individuals in the PRC engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay value-added tax at a rate ranging from 6% to 17%.

According to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates issued on April 4, 2018 and came into effect on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform jointly issued by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019 and came into effect on April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

According to the Announcement of SAT on Promulgation of the Administrative Measures on Tax Exemption for Cross-border Taxable Activities for Levying Value-Added Tax in Lieu of Business Tax (Trial Implementation), which was promulgated by the SAT on May 6, 2016 and became effective on May 1, 2016, as amended on June 16, 2018 by the Announcement of the SAT on the Revision to Certain Taxation Regulatory Documents, which was promulgated by the SAT on June 15, 2018, certain cross-border taxable activities, such as offshore service outsourcing business provided to overseas entities and are entirely consumed overseas, shall be exempted from value-added tax.

Withholding Tax on Dividends

Pursuant to the PRC Enterprise Income Tax Law and the EIT Implementation Rules, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in the PRC, or which have established or operated premises but where their income has no de facto relationship with such establishment or operation of premises shall be subject to a withholding tax of 10%.

Indirect Transfer of Properties

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Tax Resident Enterprises, or SAT Bulletin 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Bulletin 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents effective on December 29, 2017 and the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Circular 37, effective on December 1, 2017, which was amended on June 15, 2018. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to the SAT Bulletin 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purpose, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. The SAT Bulletin 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an Indirect Transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Issues concerning the withholding of enterprise income tax of the China-sourced income, which refers to income obtained from sources within China by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to the SAT Circular 37. China-sourced income includes income from equity investment such as dividend and bonus, income from interest, rent and royalties, income from the property transfer, and other income. Pursuant to the SAT Circular 37, non-PRC resident enterprises shall pay enterprise income tax in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to withhold and remit the taxable enterprise income tax for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the enterprise income tax to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.

Laws and Regulations Relating to Labor

The PRC Labor Law, which became effective on January 1, 1995, and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, provide requirements concerning employment contracts between an employer and its employees. Pursuant to the PRC Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The PRC Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

On October 28, 2010, the Standing Committee of the NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999, and was most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulatory Overview of Japan

Regulations regarding Privacy and Protection of Personal Information and Customer Data

The application and interpretation of these and other similar international laws and regulations concerning data protection and personal information is often uncertain, particularly in the new and rapidly evolving industry in which we operate.

In Japan, the Act on the Protection of Personal Information, or the APPI, and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, entities are required to lawfully use personal information obtained within the purpose of specified use and take appropriate measures to maintain security of such information. Entities are also restricted from providing personal information to third parties without the consent of the customers. The APPI also includes regulations relating to the handling of sensitive personal data and anonymous personal data and the transfer of personal information to foreign countries.

Regulations of Telecommunications and Portal Businesses

The Telecommunications Business Act of Japan, or the Telecommunications Business Act, generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. However, as long as the scale of the telecommunications circuit facilities to be installed for the telecommunication services and the scope of service area to be covered do not exceed certain thresholds set forth in an ordinance of the Ministry of Internal Affairs and Communications of Japan, or fall within a certain category of radio facilities, submission of a notice to the Minister of Internal Affairs and Communications of Japan, rather than registration, is required.

A telecommunications business operator is prohibited from acquiring, using without permission, or leaking private communications (including, but not limited to, the contents of communications, the dates and places of the communications, the names and addresses, telephone numbers and IP addresses). The Telecommunications Business Act also requires a telecommunications business operator to, among other things, provide its service in a fair manner and, in certain emergency situations such as a natural disaster, prioritize important public communications. If, among other things, the acquisition, use without permission or leakage of private communications occurs or is not appropriately prevented in connection with the operation of the telecommunications business, a telecommunications business operator does not satisfy the foregoing requirements, or its business operation is otherwise inappropriate or unreasonable, such telecommunications business operator may be subjected to administrative or criminal sanctions.

The Provider Liability Limitation Act of Japan regulates a provider of communications services (the “specified communications services provider”) that circulates electronic information publicly through the internet, and our portal services are subject to such regulations. While this act limits the scope of liability of a specified telecommunications services provider that will be incurred when anyone’s rights are infringed upon as a result of the circulation of electronic information in connection with its communications services, it requires a specified communications services provider to disclose certain information related to those who engage in such infringement.

Regulations on Consumer Protection

In order to protect the interests of consumers, the Consumer Contract Act of Japan provides, among other things, that consumers are permitted to rescind their offer or acceptance of execution of a contract with certain business operators including us, when such offer or acceptance was made due to their misunderstanding or certain unfair acts by such business operators, and that any clauses in a contract with business operators that exempt business operators from liability for damages or otherwise unfairly harm the interests of consumers are nullified, in whole or in part. In addition, the Act on Specified Commercial Transactions, which also regulates ecommerce, provides, among other things, prohibitions of exaggerated advertisements or advertisements using unsolicited emails, as well as provide for statutory cooling-off periods during which consumers may cancel certain products or services they contracted to purchase.

Further, the Act against Unjustifiable Premiums and Misleading Representations of Japan regulates acts by certain business operators including us which are likely to interfere with consumers’ voluntary and rational decision-making on transactions of goods and services. Under the act, such business operators are generally prohibited from provision of money or other economic gains as a means of inducing customers. Also, misleading representations by such business operators in connection with the transaction of goods and services with consumers are also prohibited. Violation of any of the prohibitions provided in the act could result in imposition of surcharges on the relevant business.

Regulation on Intellectual Property

Japan has adopted comprehensive legislations governing intellectual property rights, including copyrights and trademarks.

Copyright

Copyright in Japan, including computer program, is principally protected under the Copyright Act, the Act on Special Provisions for the Registration of Works of Computer Programming and related rules and regulations. Under the Copyright Act, the term for computer program is 70 years. Copyright Act provides specific rules for the use of copyrights though it does not provide rules on fair use.

Trademark

Registered Trademarks are protected by the Japanese Trademark Act. The Japan Patent Office handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The Trademark Act has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been filed is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected.

Japanese Employment and Labor Law

There are several laws and regulations in Japan which are intended to regulate labor markets and employee/employer relations. These include the Labor Standards Act of Japan, which sets forth minimum labor conditions, the Minimum Wage Act of Japan which sets forth minimum wage requirements, and the Industrial Safety and Health Act of Japan, which sets forth safety and sanitary requirements for the protection of employees. Under Japanese laws and regulations, employers are prohibited from terminating employees unless there are “objectively reasonable grounds” for termination and the termination is “appropriate in the general societal terms.”

Regulation on Distribution of Surplus

Under the Japan Companies Act, the distribution of dividends by stock company established under the Japan Companies Act takes the form of distribution of surplus. Under the Japan Companies Act, the aggregate book value of surplus distributed by stock company established under the Japan Companies Act may not exceed a distributable amount, as calculated on the effective date of such distribution. The “distributable amount” at any given time is equal to: (a) the amount of its surplus, which is determined based on the aggregate of “other capital surplus” and “other retained earnings” at the end of the previous fiscal year with various adjustments; minus (b) the aggregate of: (i) the book value of the treasury stock; (ii) the amount of consideration for any treasury stock disposed of by the company after the end of the previous fiscal year; and (iii) other amounts set forth in certain ordinances, subject to certain adjustments if extraordinary financial statements are approved as of or for a period from the beginning of the fiscal year to a specified date.

Other Government Regulation

In addition to the regulations stated above, our business is subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and ecommerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we collect, store, use, process, disclose or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and ecommerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for ecommerce is likely to result in more laws and regulations that impose additional compliance burdens on ecommerce companies.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Larry Lei Wu	49	Founder, chairman, director and chief executive officer
Xin Wan	42	Director and chief technology officer
Xinyan Hao	39	Director and chief operating officer
Joseph Ichih Huang	52	Director and chief financial officer
Frank Lin	56	Director
Xing Huang	47	Director
Binghe Guo	47	Director
Yan Wang	33	Vice president of sales

Larry Lei Wu is our founder and has served as our director, chairman and chief executive officer since our inception in 2006. Prior to founding our company, among others, Mr. Wu served as the general manager of a vocational education and online education company, New Oriental Education & Technology Group Inc. (NYSE: EDU and SEHK: 9901), from 2002 to 2006. Mr. Wu received his MBA degree from Yale University in 2002 and his bachelor’s degree in mechanical manufacturing from Beijing Union University in 1994.

Xin Wan has served as our director since November 2020 and as our chief technology officer since 2014. Prior to joining us, Mr. Wan served as the vice president of the education business unit of Aspire Company of China Mobile from 2010 to 2014 and as channel operation center manager and director in Oriental Standard (Beijing) Talent Service Co., Ltd. from 2007 to 2010. Mr. Wan received his master’s degree in software engineering in 2007 and his bachelor’s degree in software engineering in 2004 from Tsinghua University, and his bachelor’s degree in chemical engineering and English from Dalian University of Technology in 2002.

Xinyan Hao has served as our director since July 2014 and as our chief operating officer since October 2010. Prior to joining us, Mr. Hao served as a lecturer at Oriental Standard (Beijing) Talent Service Co., Ltd. from 2008 to 2010. Mr. Hao received his bachelor’s degree in information management and information systems from Tsinghua University in 2004.

Joseph Ichih Huang has served as our director since October 2017 and our chief financial officer since 2016. Mr. Huang has 20 years of experience in financial industry. Prior to joining us, Mr. Huang served as the managing director of East West Bank from 2013 to 2016, principal of DCM from 2011 to 2013 and vice president of UMC Capital from 2004 to 2011. Mr. Huang received his MBA degree from University of Southern California in 1999 and his bachelor’s degree in economics from California State University, Long Beach in 1994.

Frank Lin has served as our director since November 2006. Mr. Lin is a general partner of DCM, a technology venture capital firm and one of our principal shareholders. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation (Nasdaq: SINA). He co-founded SINA’s predecessor, SinaNet, in 1995 and later helped guiding SINA through its listing on Nasdaq. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. Mr. Lin currently serves on the board of directors of numerous DCM portfolio companies, including Tuniu Corporation (Nasdaq: TOUR) and Vipshop Holdings Limited (NYSE: VIPS), as well as China Online Education Group (NYSE: COE) and Kuaishou Technology (HKSE: 1024). Mr. Lin received his MBA degree from Stanford University in 1993 and his bachelor’s degree in engineering from Dartmouth College in 1988.

Xing Huang has served as our director since November 2020. Mr. Huang has over 17 years of experience in logistics and warehouse management. From 1996 to 2013, Mr. Huang served as warehouse manager, general manager in logistics and logistics directors in various companies. Mr. Huang received his MBA degree from Fudan University in 2008 and his bachelor’s degree in environmental chemistry from Nankai University in Tianjin in 1996.

Binghe Guo has served as our director since April 2017. Mr. Guo is currently the vice chairman, a member of strategy and investment committee and the authorized representative of Red Star Macalline Group Corporation Ltd. (HKSE: 1528 and SSE: 601828), parent of one of our principal shareholders, and serves on its board of directors. In Red Star Macalline Group Corporation Ltd., Mr. Guo is primarily responsible for its capital market, legal compliance, corporate governance, internal control, investor relations and information disclosure, in addition to the fund management and intellectual properties investment. Prior to joining Red Star Macalline Group Corporation Ltd. in 2007, Mr. Guo worked in Skyone Securities Co., Ltd. from March 2004 to October 2005 and Shenyin & Wanguo Securities Co., Ltd. from July 2001 to March 2004. Mr. Guo received his master’s degree in economics from Fudan University in 2001 and his executive MBA degree from Cheung Kong Graduate School of Business in 2013.

Yan Wang has served as our vice president of sales since December 2019. Mr. Wang has joined us since 2011 and served us in various positions, including director of Japan and director of U.S. operations, prior to becoming our vice president of sales. Mr. Wang received his bachelor’s degree in Japanese from Dalian Minzu University in 2011.

Board of Directors

Our board of directors will consist of                directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested in provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. If he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us or any of our subsidiaries that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of                 ,                 and                .                 will be the chairman of our audit committee. We have determined that                 ,                 and                 satisfy the “independence” requirements of the [Section 303A of the NYSE Listed Company Manual/Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the [NYSE/Nasdaq Stock Market] and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that                qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the [NYSE Listed Company Manual/Nasdaq Stock Market Listing Rules].

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	reporting regularly to the full board of directors; and

•	performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of                 ,                 and                .                 will be the chairman of our compensation committee. We have determined that                 ,                 and                 satisfy the “independence” requirements of [Section 303A of the NYSE Listed Company Manual/Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.]

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                 ,                 and                .                 will be the chairperson of our nominating and corporate governance committee. We have determined that                 ,                 and                 satisfy the “independence” requirements of [Section 303A of the NYSE Listed Company Manual/Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.]

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our register of members.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, our memorandum and articles of association, as amended and restated from time to time, or the [NYSE Listed Company Manual/Nasdaq Stock Market Listing Rules], or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Terms of Directors and Officers

Each of our directors is not subject to a term of office and hold office until such time as he or she resigns or is removed from office by ordinary resolution of our shareholders, subject further to the provisions in our seventh amended and restated memorandum and articles of association. Our directors may be elected by our board of directors, or by an ordinary resolution of our shareholders, subject further to the provisions in our seventh amended and restated memorandum and articles of association.

A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found by our company to be of unsound mind; or (iii) resigns his or her office by notice in writing to the company, (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated, or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association, as amended and restated from time to time.

Pursuant to our seventh amended and restated memorandum and articles of association, which will become effective and replace the current sixth amended and restated memorandum and articles of association in their entirety immediately prior to the completion of this offering, our officers will be appointed or removed by and at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without advance notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to us. We may also terminate an executive officer’s employment without cause upon a 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time with a 30-day to 60-day prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company or affiliates or of our customers, suppliers and business partners. The executive officers have also agreed to disclose in confidence to us all inventions, designs, copyrights, trade secrets and any other intellectual property which they conceive, develop or reduce to practice during the executive officer’s employment with us, to assign all right, title and interest in such intellectual property to us, and to assist us in obtaining and enforcing patent, copyright and other legal rights for such inventions, designs, trade secrets and intellectual property. In addition, each of our executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their confidentiality and non-competition agreements with us.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors intends to adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of $1.2 million in cash to our executive officers and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

For share incentive awards granted to our executive officers, see “—Share Incentive Plans.”

Share Incentive Plans

In 2008 and 2017, our shareholders and board of directors approved and adopted the 2008 share incentive plan, or the 2008 Plan, and the 2017 share incentive plan, or the 2017 Plan, to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards. The aggregated maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2008 Plan and the 2017 Plan is 3,256,726,612, of which an aggregate of 2,298,578,095 ordinary shares were granted and outstanding, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates.

2008 Plan

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2008 Plan is 1,256,871,748 ordinary shares. As of the date of this prospectus, awards to purchase 1,076,415,081 ordinary shares under the 2008 Plan have been granted and outstanding, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates. The 2008 Plan was terminated upon the tenth anniversary and no grants of awards under the 2008 Plan were made after the termination.

The following paragraphs summarize the principal terms of the 2008 Plan.

Type of Awards. The 2008 Plan permits the grant of option. The plan administrator is authorized to award any type of arrangement.

Eligibility. The 2008 Plan provides for the grant of awards to, among others, employees, officers, directors of our company or affiliates, or consultants, adviser or independent contractor currently providing services to our company or an affiliates.

Administration. Subject to the terms of the 2008 Plan, the 2008 Plan will be administered by our board of directors, any committee or any delegate of our board of directors, our executive officer delegated by the board of directors.

Award Agreements. Awards granted under the 2008 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

Vesting Schedule and Price. In general, the plan administrator is authorized to determine the vesting schedule and the price, which are specified in the relevant award agreement. The plan administrator will have sole discretion in approving and amending the terms and conditions of awards.

Compliance with Law. An award may not be exercised nor may any shares be issued thereunder unless the exercise and issuance complies with all applicable laws.

Transferability. An award may not be transferred, except as provided in the 2008 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Changes to Capitalization. In the event of share splits, share dividend or other distribution payable in capital shares, combinations of shares, exchange of shares, re-classification of shares, recapitalization, reverse split, similar transaction affecting the shares or specified changes in our capital structure not involving the receipt of consideration by us, the 2008 Plan provides for the proportional adjustment of the number and class of shares reserved under the 2008 Plan and the number, class and price of shares, if applicable, of all outstanding awards.

Corporate Transaction or Change in Control Transactions. Except as provided otherwise in the award agreement, in the event of a change in control, as defined in the 2008 Plan, the awards may be assumed or substituted. For the portion not assumed or substituted in the corporate transaction, or in the event of change in control, such portion of the award shall automatically fully vested and immediately exercisable immediately prior to the effective date of such corporate transaction or the change of control, as the case may be. Effective upon the consummation of a corporate transaction, all outstanding awards under the 2008 Plan shall terminate, provided however that, all such awards shall not terminate to the extent they are assumed or substituted in connection with the corporate transaction. Except as provided otherwise in an award agreement and subject to the applicable laws, in the event of a corporate transaction or a change in control, the plan administrator may provide for other mechanisms, such as (i) termination and payment of any awards in cash or securities, or (ii) allowing any participant the right to exercise any outstanding awards during a specified period of time determined by the plan administrator.

Amendment, Suspension and Termination. The 2008 Plan has a term of ten years and will automatically terminate in upon the 10th anniversary, unless terminated earlier in accordance with the 2008 Plan. Our board of directors may amend, suspend or terminate the 2008 Plan. An amendment to the 2008 Plan shall be contingent on the approval of our shareholders only to the extent required by applicable law, regulations or rules. No amendment, suspension, or termination of the 2008 Plan shall, without the consent of the participants, alter or impair rights or obligations under any grant theretofore awarded under the Plan.

2017 Plan

Our shareholders and board of directors approved and adopted the 2017 Plan in March 2017. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,999,854,864 ordinary shares. As of the date of this prospectus, awards to purchase 1,222,163,014 ordinary shares under the 2017 Plan have been granted and outstanding, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2017 Plan.

Type of Awards. The 2017 Plan permits the grant of option, share appreciation right, dividend equivalent right, restricted share, restricted share unit or other right or benefit under the 2017 Plan. The plan administrator is authorized to award any type of arrangement.

Eligibility. The 2017 Plan provides for the grant of awards to, among others, employees, directors or consultants of our company, or of our related entities, such as our subsidiaries or consolidated VIEs.

Administration. Subject to the terms of the 2017 Plan, the 2017 Plan will be administered by our board of directors, the committee appointed by our board of directors, including the compensation committee, or any delegate of our board of directors or the compensation committee.

Award Agreements. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include, among other things, the term of the award, vesting schedule, repurchase provisions, form of payment, the provisions applicable in the event that the participant’s employment or service terminates, the provisions applicable in the event of corporate transactions and changes in control and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Vesting Schedule and Price. In general, the plan administrator is authorized to determine the vesting schedule, which is specified in the relevant award agreement. The plan administrator will have sole discretion in approving and amending the terms and conditions of awards including, among others, exercise or purchase prices, the number of shares granted, vesting and exercise schedules and acceleration provisions, as applicable, which are stated in the award agreement.

Compliance with Law. An award may not be exercised nor may any shares be issued thereunder unless the exercise and issuance complies with all applicable laws.

Transferability. An award may not be transferred, except as provided in the 2017 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Changes to Capitalization. In the event of share splits, share dividend, combinations, re-classification of shares, similar transaction affecting the shares or specified changes in our capital structure not involving the receipt of consideration by us, the 2017 Plan provides for the proportional adjustment of the number and class of shares reserved under the 2017 Plan and the number, class and price of shares, if applicable, of all outstanding awards.

Corporate Transaction or Change in Control Transactions. Except as provided otherwise in the award agreement, in the event of a corporate transaction (other than a corporate transaction which is also a change in control), as defined in the 2017 Plan, the awards may be assumed or substituted. For the portion not assumed or substituted in the corporate transaction, or in the event of change in control, as defined in the 2017 Plan, such portion of the award shall automatically fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all the shares represented by such portion of the award immediately prior to the effective date of such corporate transaction or the change of control, as the case may be. Effective upon the consummation of a corporate transaction, all outstanding awards under the 2017 Plan shall terminate, provided however that, all such awards shall not terminate to the extent they are assumed or substituted in connection with the corporate transaction. Except as provided otherwise in an award agreement and subject to the applicable laws, in the event of a corporate transaction or a change in control, the plan administrator may provide for other mechanisms, such as (i) termination and payment of any awards in cash based on the value of the shares on the date of the corporate transaction or the change in control, as the case may be, or (ii) allowing any participant the right to exercise any outstanding awards during a specified period of time determined by the plan administrator.

Amendment, Suspension and Termination. The 2017 Plan has a term of ten years and will automatically terminate in March 2027, unless terminated earlier in accordance with its terms. Our shareholders may amend, suspend or terminate the 2017 Plan. However, unless otherwise determined by the plan administrator, no suspension or termination of the 2017 Plan shall materially adversely affect any rights under awards already granted to a participant without the affected participant’s consent.

The following table summarizes, as of the date of the prospectus, the awards granted under the 2008 Plan and the 2017 Plan to certain of our directors and executive officers, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Larry Lei Wu	215,984,325	Nominal	June 1, 2020	May 31, 2030
Xin Wan	498,663,538	Nominal	June 1, 2014 and June 1, 2020	May 31, 2024 and May 31, 2030
Xinyan Hao	575,495,192	Nominal	June 1, 2014 and June 1, 2020	May 31, 2024 and May 31, 2030
Joseph Ichih Huang	*	Nominal	June 1, 2020	May 31, 2030
Frank Lin	—	—	—	—
Xing Huang	—	—	—	—
Binghe Guo	—	—	—	—
Yan Wang	177,890,834	Nominal	June 1, 2014, June 1, 2017 and June 1, 2020	May 31, 2024, May 31, 2027 and May 31, 2030
All directors and executive officers as a group	1,484,032,728

*

Aggregate of the awards held by each of these directors and executive officers represent less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

As of the date of this prospectus, other grantees as a group held options to purchase an aggregate of 814,545,367 ordinary shares under the 2008 Plan and the 2017 Plan with an exercise prices of $0.0001 per share, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis, as of the date of this prospectus, for:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our total outstanding ordinary shares.

We will adopt a [dual class] ordinary share structure, which will become effective immediately prior to the completion of this offering. The calculations in the table below are based on:

•	15,461,914,920 ordinary shares outstanding on an as-converted basis as of the date of this prospectus; and

•

                ordinary shares outstanding on an as-converted basis immediately after the completion of this offering, comprised of                Class A ordinary shares on an as-converted basis, including                 Class A ordinary shares to be sold by us in this offering in the form of ADSs, and                 Class B ordinary shares on an as-converted basis, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering***		Ordinary Shares Beneficially Owned After This Offering***
	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-converted basis	Percentage of Beneficial Ownership	Percentage of Total Voting Power****
Directors and Executive Officers**
Larry Lei Wu(1)	4,101,807,000	26.2
Xin Wan(2)	443,467,544	2.8
Xinyan Hao(3)	575,495,192	3.6
Joseph Ichih Huang	*	*
Frank Lin(4)	3,495,294,868	22.6
Xing Huang	—	—
Binghe Guo	—	—
Yan Wang(5)	160,228,116	1.0
All directors and executive officers as a group	8,889,663,525	52.7
Principal Shareholders:
Larry Lei Wu(1)	4,101,807,000	26.2
DCM entities(6)	3,495,294,868	22.6
JD entity(7)	2,105,667,292	13.6
HUA YUAN INTERNATIONAL LIMITED(8)	1,783,136,158	11.5
Hong Kong Red Star Macalline Universal Home Furnishings Limited(9)	1,471,893,180	9.5
FireDragon Holdings Inc.(10)	1,023,492,173	6.6
RS Tuyu Enterprise Management Consulting Limited(11)	799,941,945	5.2

*	Aggregate of the shares represents less than 1% of our total outstanding shares on an as-converted basis.

**

Except as indicated otherwise below, the business address of our directors and executive officers is 8F, House 9, Creative Industry Park, No. 328 Xinghu Street, Industry Park, Suzhou, Jiangsu Province, China. The business address of Frank Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, 1# Changan Ave, Dong Cheng District, Beijing. The business address of Binghe Guo is 7th Floor, North Building, Block B, Lane 1466, Shenchang Road, Minhang District, Shanghai, China. The business address of Xing Huang is Building 4, Jingdong Headquarters at the intersection of Kechuang 11th Street and Jinghai 4th Road, Yizhuang Economic Development Zone, Daxing District, Beijing.

***

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

****

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to the voting power of all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to              vote[s] per share and each holder of our Class B ordinary shares is entitled to              votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary share[s] on a -for- basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents (i) 77,440,000 ordinary shares held by Talent Boom Group Limited, a company incorporated in the British Virgin Islands and controlled by Mr. Wu, (ii) 3,022,860,935 ordinary shares and 785,521,740 ordinary shares issuable upon conversion of the same amount of series B preferred shares held by Ji Xiang Hu Tong Holdings Limited, a company incorporated in the British Virgin Islands and wholly-owned by Mr. Wu and (iii) 215,984,325 ordinary shares issuable upon exercise of options held by Mr. Wu within 60 days from the date of this prospectus. Mr. Wu may be deemed to be the beneficial owner of the shares held by Talent Boom Group Limited and Ji Xiang Hu Tong Holdings Limited. The registered address of Talent Boom Group Limited and Ji Xiang Hu Tong Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents 443,467,544 ordinary shares issuable upon exercise of options held by Mr. Wan within 60 day from the date of this prospectus.

(3)	Represents 575,495,192 ordinary shares issuable upon exercise of options held by Mr. Hao within 60 day from the date of this prospectus.

(4)	Represents an aggregate of 3,495,294,868 ordinary shares held by held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. See note (6) below.

(5)	Represents 160,228,116 ordinary shares issuable upon exercise of options held by Mr. Wang within 60 day from the date of this prospectus.

(6)

Represents (i) 482,490,798 ordinary shares and an aggregate of 2,926,120,756 ordinary shares issuable upon conversion of 45,899,933 series A preferred shares and 2,880,220,823 series B preferred shares held by DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), and (ii) 12,270,070 ordinary shares, and an aggregate of 74,413,244 ordinary shares issuable upon conversion of 1,167,267 series A preferred shares and 73,245,977 series B preferred shares held by DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“DCM Affiliates IV”). DCM Investment Management IV, L.P. (“DCM IV DGP”), the general partner of each of DCM IV and DCM Affiliates IV, and DCM International IV, Ltd., the general partner of DCM IV DGP (“DCM IV UGP”), may each be deemed to have sole voting and dispositive power over the shares held by DCM IV and DCM Affiliates IV. Katsujin D. Chao and Matthew C. Bonner are the directors of DCM IV UGP and may be deemed to share voting and dispositive power over the shares held by DCM IV and DCM Affiliates IV. Each of the foregoing persons disclaims beneficial ownership of shares held by DCM IV and DCM Affiliates IV, except to the extent of any pecuniary interest therein. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

(7)

Represents an aggregate of 2,105,667,292 ordinary shares issuable upon conversion of 6,008,640 series A preferred shares and 146,853,065 series B preferred shares, 592,904,279 series C preferred shares and 1,359,901,308 series E preferred shares held by Honeysuckle Creek Limited, a company incorporated in the British Virgin Islands. Honeysuckle Creek Limited is wholly owned by JD.com Investment Limited, which is a wholly-owned subsidiary of JD.com, Inc., a company incorporated in Cayman Islands and listed on the Nasdaq Global Select Market (Nasdaq: JD) and the Main Board of the Hong Kong Stock Exchange (HKEX: 9618). The registered address of Honeysuckle Creek Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(8)

Represents an aggregate of 1,783,136,158 ordinary shares issuable upon conversion of 1,143,182,601 series C preferred shares and 639,953,557 series E preferred shares held by HUA YUAN INTERNATIONAL LIMITED, a company incorporated in Hong Kong. HUA YUAN INTERNATIONAL LIMITED is wholly owned by China-Singapore Suzhou Industrial Park Ventures Co., Ltd, which is wholly owned by Suzhou

Oriza Holdings Corporation Limited. Suzhou Oriza Holdings Corporation Limited is controlled by Suzhou Industrial Park Economic Development Co., Ltd., which is PRC state-owned enterprise. The registered address of HUA YUAN INTERNATIONAL LIMITED is Room 8201, 82/F, International Commerce Centre, 1 Austin Road, West KL, Hong Kong

(9)

Represents an aggregate of 1,471,893,180 ordinary shares issuable upon conversion of 1,471,893,180 series D preferred shares held by Hong Kong Red Star Macalline Universal Home Furnishings Limited, or Hong Kong Red Star Macalline, a company incorporated in Hong Kong. Hong Kong Red Star Macalline is wholly owned by Red Star Macalline Group Corporation Limited, a company established in China and listed in Hong Kong (HKSE: 1528) and Shanghai (SSE: 601828). The registered address of Hong Kong Red Star Macalline Universal Home Furnishings Limited is 31/F Tower Two Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(10)

Represents an aggregate of 1,023,492,173 ordinary shares held by FireDragon Holdings Inc., a company incorporated in the British Virgin Islands, wholly owned by Lianya Pan, one of our founders. Mr. Pan may be deemed to be the beneficial owner of the shares held by FireDragon Holdings Inc. The registered address of FireDragon Holdings Inc. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(11)

Represents an aggregate of 799,941,945 ordinary shares issuable upon conversion of 14,020,160 series A preferred shares, 342,657,150 series B preferred shares and 443,264,635 series C preferred shares held by RS Tuyu Enterprise Management Consulting Limited, or RS Tuyu, a company incorporated in Hong Kong. RS Tuyu is wholly controlled by Shanghai ShiChuang Management Consulting Partnership (Limited Partnership) , a limited partnership which is 99% owned by Shanghai Tuyu Enterprise Management Center (Limited Partnership). The general partner of the Shanghai Tuyu Enterprise Management Center (Limited Partnership) is Long Chen who exercises the voting and investment power over Shanghai Tuyu Enterprise Management Center (Limited Partnership) and RS Tuyu. Long Chen disclaims beneficial ownership of the shares held by RS Tuyu Enterprise Management Consulting Limited, except to the extent of his pecuniary interest therein. The registered address of RS Tuyu Enterprise Management Consulting Limited is Room A1, 6/F, Yun Kei Commercial Building, No. 682, Shanghai Street, Kowloon.

As of the date of this prospectus, we have 97,371,966 ordinary shares held by record holders in the U.S. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Consolidated VIEs and their Shareholders

See “Corporate History and Structure.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”

Transactions with Certain Directors and Officers

In December 2019, we borrowed a loan from Mr. Larry Lei Wu, our founder, chairman, director and chief executive officer, for approximately $89,000 in relation to working capital and business benefits, which was fully repaid in January 2020.

On October 15, 2020, Mr. Larry Lei Wu entered into an arrangement with us, whereby 194,742,844 vested share options were repurchased by us with the price at $0.0125 per share with total consideration of $2.4 million. The repurchases did not trigger the consideration of classification of the share options from equity to liability, as the repurchase was within the sole control of us.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act of the Cayman Islands, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is $3,000,000 divided into (i) 19,286,008,700 ordinary shares of $0.0001 par value per share, (ii) 67,096,000 Series A preferred shares of $0.0001 par value per share, (iii) 4,995,795,740 Series B preferred shares of $0.0001 par value per share, (iv) 2,179,351,515 Series C preferred shares of $0.0001 par value per share, (v) 1,471,893,180 Series D preferred shares of $0.0001 par value per share, and (vi) 1,999,854,865 Series E preferred shares of $0.0001 par value per share.

As of the date of this prospectus, there are 4,747,923,620 ordinary shares, 67,096,000 Series A preferred shares, 4,995,795,740 Series B preferred shares, 2,179,351,515 Series C preferred shares, 1,471,893,180 Series D preferred shares, and 1,999,854,865 Series E preferred shares issued and outstanding.

We plan to adopt, subject to the approval of the existing shareholders, the seventh amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of the offering.

Subject to the approval of the existing shareholders, immediately prior to the completion of this offering, our authorized share capital will be $             divided into              ordinary shares of par value $ 0.0001 each[, comprising of (i)              Class A ordinary shares of par value $0.0001 each, (ii)              Class B ordinary shares with a par value of $0.0001 each [and (iii)              shares of par value $0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with our seventh amended and restated memorandum and articles of association.]

Immediately prior to the completion of this offering, all of our issued and outstanding ordinary shares will be re-designated as              Class A ordinary shares and              Class B ordinary shares, all of our issued and outstanding preferred shares will converted into ordinary shares and be re-designated as              Class A ordinary shares [and              Class B ordinary shares] on a one-for-one basis. We will issue              Class A ordinary shares represented by ADSs in this offering, assuming the underwriters do not exercise the over-allotment option to purchase additional ADSs. As a result, we will have              Class A ordinary shares and              Class B ordinary shares issued and outstanding immediately following the completion of this offering, assuming the underwriters do not exercise the over-allotment option to purchase additional ADSs.

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, which will be effective immediately prior to the completion of this offering, and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering. Copies of these documents have been filed with the SEC as an exhibit to our registration statement, of which this prospectus forms a part. The descriptions of the ordinary shares reflect changes to our capital structure that will occur when our seventh amended and restated memorandum and articles of association becomes effective.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the Class A ordinary shares are held in order to exercise shareholders’ rights with respect to the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of Class A ordinary shares represented by ADSs in accordance with the written instructions of the holders of such ADSs. See “Description of American Depositary Shares.”

[Objects of Our Company

Under our seventh amended and restated memorandum and articles of association which will be effective immediately prior to the completion of this offering, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares

General

All of our issued and outstanding ordinary shares, which consist of Class A ordinary shares and Class B ordinary shares, are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold, transfer and vote their ordinary shares. The ordinary shares shall participate in our profits and assets.

Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. The Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Dividends

Subject to the Companies Act, our directors may declare dividends in any currency to be paid to our shareholders. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act. However, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Holders of our ordinary shares will be entitled to such dividends as may be declared by our board of directors and participate pro rata in dividends, if declared.

Conversion

Each Class B ordinary share is convertible into              Class A ordinary share[s] at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate (as defined in our seventh amended and restated articles of association) of such holder or entity’s affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the registered holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights

Each shareholder is entitled to              vote[s] for each Class A ordinary share and              votes for each Class B ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting shall be by a poll of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless by show of hands is demanded.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder on the record date for such meeting and all calls or instalments due by such shareholder to us have been paid.

An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of no less than two-thirds of votes attached to all issued and outstanding ordinary shares cast at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our seventh amended and restated memorandum and articles of association. A special resolution will be required for certain important matters.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our seventh amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Shareholders’ meetings may be convened by a majority of our board of. Advance notice of at least [ten] calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, or, if a corporation or other non-natural person, by its duly authorized representative, representing not less than [one-third] of all votes attaching to the total issued voting shares in our company entitled to vote at the meeting[, except that for variation of rights of shares, the necessary quorum shall be two persons holding or representing by proxy at least half of the issued shares of the class].

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our seventh amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than 10 per cent of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our seventh amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to any applicable restrictions set forth in our seventh amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form that our directors may approve.

Our directors may, in its absolute discretion, decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed [four];

•	the shares are free from any lien in favor of the company; and

•	a fee of such maximum sum as the [NYSE/Nasdaq Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any future shares which are issued with specific rights, (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

The consideration received by each holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our seventh amended and restated memorandum and articles of association and to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied [with the consent in writing of the holders of 80 per cent of the issued shares of that class, or] with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without [two-thirds] of the votes cast at a separate meeting of the holders of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking senior, pari passu or subordinate with such existing class of shares.

Redemption of Shares, Repurchase and Surrender of Ordinary Shares

We are empowered by the Companies Act and our seventh amended and restated articles of association to purchase our own shares, subject to certain restrictions. We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors.

Under the Companies Act, the redemption or repurchase of any share may be paid out of the company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Issuance of Additional Shares

Our seventh amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our seventh amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our seventh amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that (i) authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders and (ii) limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our seventh amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Act alter the conditions of our amended and restated memorandum of association to:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Act;

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our seventh amended and restated memorandum of association or into shares without nominal or par value, subject nevertheless to the Companies Act; and

•

divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our seventh amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our seventh amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•

the names and addresses of our members, a statement of the shares held by each member (including the amount paid or agreed to be considered as paid on the shares of each member, and confirmation of whether each relevant category of shares held by each member carries voting rights under the memorandum and articles of association of the company and if so, whether such voting rights are conditional);

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Act, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. A member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

Upon the completion of this offering, the depositary will be included in our register of members as the only holder of the shares represented by the ADSs in this offering.

If the name of any person is incorrectly entered in or omitted from our register of members or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified. The Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent U.K. statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four-months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control our company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our seventh amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our seventh amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•	a duty to act in good faith in the best interests of the company,

•	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

•	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

•	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our seventh amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders, in each case subject to certain exceptions. A director will also cease to be a director if, among others, he or she (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated, or (v) is removed from office pursuant to any other provision of our amended and restated articles of association.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Cayman Islands law and our seventh amended and restated articles of association provide that shareholders may approve corporate matters and adopt both the ordinary resolutions and the special resolutions by way of unanimous written resolutions signed by all of the shareholders of our company who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Act does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding not less than [two-thirds] of the votes attaching to the total issued and paid up share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition. However, our seventh amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before any meetings of shareholders not called by such shareholders. Other than this right to requisition a shareholders’ meeting, our seventh amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our seventh amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our seventh amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with sanction of a resolution passed by [two-thirds] of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Cayman Islands law, our seventh amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our seventh amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our seventh amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we intend to provide our shareholders with annual reports containing audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances during the past three years since January 1, 2018:

Preferred Shares

In November 2020, we issued an aggregate of 1,999,854,865 series E preferred shares at par value of $0.0001 each, to two investors for an aggregate consideration of $25.0 million, or $0.01250090716 per share.

Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will automatically convert into our ordinary shares and be re-designated as              Class A ordinary shares [and             Class B ordinary shares] on a one-for-one basis.

Options

See “Management—Share Incentive Plans.”

Shareholders Agreement

We entered into our fifth amended and restated shareholders agreement on February 28, 2021, or the shareholders agreement, with our shareholders, which consist of holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including, among others, information rights, preemptive rights, right of first refusal, co-sale rights and drag-along rights, and contains provisions governing our board of directors and other corporate governance matters. The rights and obligations of each shareholder under the shareholders agreement will automatically terminate upon the completion of this offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) the three years from February 28, 2021 or six months following the completion of this offering, holders of at least 15% of the registrable securities then outstanding may, by written notice, request that we effect a registration of all or any portion of the registrable securities that the holders request to be registered and included in such registration.

However, we are not obligated to effect a demand registration (i) during the period beginning 30 days prior to the filing and ending on a date 90 days following the effective date of the registration statement in connection with this offering, subject to certain conditions, (ii) if the filing of such a registration statement would require the disclosure of material non-public information about us, in which event no such registration statement need be filed until the earlier of the lapse of sixty (60) days from the issuance of the opinion of counsel or such time as the information is no longer required to be disclosed, is not material or non-public, or its disclosure would not have a material adverse effect on our business or financial condition, provided that, we may not exercise this right more than once in any 12-month period, or (iii) unless the aggregate offering price of the securities requested to be sold pursuant to such registration is, in the good faith judgment of our board of directors, expected to be equal to or greater than $5,000,000.

In addition, no request of demand registration may be made within 180 days after the effective date of a registration statement filed by us covering a firm commitment underwritten public offering in which the holders of registrable securities shall have been entitled to join and in which there shall have been effectively registered all registrable securities as to which registration shall have been so requested.

We are not obligated to effect more than three demand registrations, subject to certain conditions.

Further, if the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the number of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

Registration on Form F-3. Holders of registrable securities then outstanding have the right to request that we effect registration statements on Form F-3. We, however, are not obligated to effect such registration if, among other things, Unless either (i) a majority of the outstanding registrable securities are requested to be sold pursuant to such registration or (ii) the aggregate offering price of the securities requested to be sold pursuant to such registration is, in the good faith judgment of our board of directors, expected to be equal to or greater than $2,000,000.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the number of such registrable securities may be reduced, subject to certain conditions, as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration.

Limitation on Subsequent Registration Rights. Except as provided in the shareholders agreement, we will not grant to any person the right to request us to register any ordinary shares, or any securities convertible or exchangeable into or exercisable for ordinary shares, (i) which are superior to or pari passu with the rights granted to the holders of our preferred shares, (ii) unless under the terms of such agreement such holder or prospective holder may include such ordinary shares in any registration only to the extent that the inclusions of such ordinary shares will not reduce the amount of the registrable securities of the holders of our preferred shares that are included; or (iii) that would cause us the right to include such ordinary shares, or any securities convertible or exchangeable into or exercisable for ordinary shares, in any registration on a basis more favorable to such holder or prospective holder than is provided to the holders of our preferred shares thereunder, in each case without the prior written consent of holders of at least seventy-five percent (75%) of the total issued and outstanding preferred shares.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or Form F-3 registration, except each holder that exercised its demand, Form F-3 or piggyback registration rights will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers.

Termination of Obligations. We have no obligation to effect any demand, Form F-3 or piggyback registration on the fifth anniversary of the date of completion of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

[American Depositary Shares

                , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                 Class A ordinary share[s] (or a right to receive                Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at                .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to. The depositary will also need to receive satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives reasonably satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association, as amended and restated from time to time, or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders or as described in the following sentence. If we timely asked the depositary to solicit your instructions but the depositary does not receive voting instructions from you by the specified date, then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to the proxy item(s). The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon as far in advance of the meeting date as practicable.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by or on behalf of us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in response to any voluntary tender or exchange offer unless instructed in writing to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may ask you to surrender your outstanding ADRs in exchange for new ADRs representing the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Reclassify, split up or consolidate any of the deposited securities
• Distribute securities on the shares that are not distributed to you	• The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, cable (including SWIFT) or facsimile transmission costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the U.S. on which they were listed and do not list the ADSs on another exchange in the U.S. or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business, the deposit agreement or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, assuming no exercise by the underwriters of their over-allotment option to purchase additional ADSs, we will have outstanding                ADSs representing approximately                % of our Class A and Class B ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could materially adversely affect prevailing market prices of the ADSs.

Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [NYSE/Nasdaq Global Market]. However, we cannot assure you that a regular trading market will develop in the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option or contract to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, our directors, executive officers and existing shareholders have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. See “Underwriting.”

We cannot predict what effect, if any, future sales of the ADSs or our ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, including shares represented by ADSs, which will equal approximately                Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs, (or                Class A ordinary shares if the underwriters exercise their over-allotment option to purchase additional ADSs in full); and

•

the average weekly trading volume of our ordinary shares of the same class, including shares represented by ADSs, on the [NYSE/Nasdaq Global Market] during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the U.S. in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon the completion of this offering, holders of our registrable securities will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all Class A ordinary shares which are either subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to the 2017 Plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

TAXATION

The following summary of the material Cayman Islands, PRC, Japanese, U.K. and U.S. federal income tax consequences of an investment in the ADSs or our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws and the other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Han Kun Law Offices, our counsel as to PRC law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of, the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the NPC enacted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 (as last amended in December 2018). The PRC Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementing Rules further defines the term “de facto management body” as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in

China and will be subject to enterprise income tax on its global income only if all of the following conditions are satisfied:

•	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•	decisions relating to the enterprise’s financial and human resources matters are made or are subject to the approval of organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholders’ resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that GigaCloud Technology and our overseas subsidiaries are not PRC resident enterprises for PRC tax purposes. GigaCloud Technology and our overseas subsidiaries are incorporated outside China. As for GigaCloud Technology, which is a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. As for our overseas subsidiaries, their key assets, records and primary locations are outside China. As thus, we do not believe that they meet all of the conditions above. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position and there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team and the management team of some of our overseas subsidiaries are located in China, in which case we would be subject to enterprise income tax at the rate of 25% on worldwide income.

If the PRC tax authorities determine that GigaCloud Technology is a “resident enterprise” for enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Tax Resident Enterprises, or SAT Bulletin 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

Under the terms of SAT Bulletin 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

•	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

•

at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

•	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

•	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which took effect on December 1, 2017. SAT Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of SAT Bulletin 7 and SAT Circular 37. SAT Bulletin 7 and SAT Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Bulletin 7 and SAT Circular 37, and we may be required to comply with SAT Bulletin 7 and SAT Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax.

According to the Circular 36, our PRC subsidiaries are subject to value-added tax, at a rate of 6% on proceeds received from customers and are entitled to a refund for value-added tax already paid or borne on the goods purchased by it and utilized in the provisions of services that have generated the gross proceeds.

According to the Announcement of SAT on Promulgation of the Administrative Measures on Tax Exemption for Cross-border Taxable Activities for Levying Value-Added Tax in Lieu of Business Tax (Trial Implementation), which was promulgated by the SAT on May 6, 2016 and became effective on May 1, 2016, as amended on June 16, 2018 by the Announcement of the SAT on the Revision to Certain Taxation Regulatory Documents, which was promulgated by the SAT on June 15, 2018, certain cross-border taxable activities, such as offshore service outsourcing business provided to overseas entities and are entirely consumed overseas, shall be exempted from value-added tax.

Material U.S. Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and our ordinary shares as of the date hereof. The effects of any applicable state or local laws and other U.S. federal tax laws, such as estate and gift tax laws, and the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, are not discussed. This summary is only applicable to ADSs and ordinary shares held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, by a United States Holder (as defined below).

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the ADSs or our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•

a person subject to special tax accounting rules as a result of any item of gross income with respect to ADSs or ordinary shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	a United States expatriate;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value; or

•	a person whose “functional currency” is not the United States dollar.

As used herein, the term “United States Holder” means a beneficial owner of the ADSs or our ordinary shares that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds the ADSs or our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the ADSs or our ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances. If you are considering the purchase, ownership or disposition of the ADSs or our ordinary shares, you should consult your tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, for United States federal income tax purposes, you generally should be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on the ADSs or our ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or our ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or our ordinary shares), and, second, the balance in excess of adjusted basis generally would be taxed as capital gain recognized on a sale or exchange, as described under “—Taxation of

Capital Gains” below. However, we do not expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

With respect to non-corporate United States Holders (including individuals), dividends received from a qualified foreign corporation may be subject to reduced rates of taxation, unless we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We plan to list the ADSs on the [NYSE/Nasdaq Global Market]. Provided that the listing is approved, United States Treasury Department guidance indicates that the ADSs will be readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs would meet the conditions required for these reduced tax rates. There can be no assurance that the ADSs will continue to be readily tradable on an established securities market in later years.

A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, provided that we meet the other requirements for Treaty eligibility. In that case, dividends we pay on our ordinary shares may be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States, and whether or not the shares are represented by ADSs. Each non-corporate United States Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or our ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or our ordinary shares. See “—PRC Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or our ordinary shares will be treated as foreign source income and will generally constitute passive category income. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for United States federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the expected value of our assets (including the value of our goodwill, which is based on the expected price of the ADSs in this offering), we believe we were not a PFIC for our taxable year ended December 31, 2020, and we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). Because we will hold a substantial amount of cash following this offering, we may be or become a PFIC if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements between us, our consolidated VIEs and their shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our consolidated VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which you hold the ADSs or our ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or our ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or our ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest income tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold the ADSs or our ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or our ordinary shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares provided such ADSs or ordinary shares are treated as “marketable stock.” The ADSs or our ordinary shares generally will be treated as marketable stock if the ADSs or our ordinary shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs if the ADSs are listed on the [NYSE/Nasdaq Global Market], which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the [NYSE/Nasdaq Global Market]. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election. If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions, in each case, to the extent provided for under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to United States federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under United States federal income tax principles, nor do we intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If we are a PFIC for any taxable year during which you hold the ADSs or our ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, if you make a mark-to-market election with respect to the ADSs or our ordinary shares, you may continue to be subject to the general PFIC rules with respect to your indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries. You will generally be required to file IRS Form 8621 if you hold the ADSs or our ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year and the availability, manner and advisability of making any elections.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or our ordinary shares and your adjusted basis in the ADSs or our ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or our ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as foreign source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as foreign source, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or our ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ordinary shares or ADSs, including the availability of the foreign tax credit and the election to treat any gain as foreign source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or our ordinary shares and the proceeds from the sale, exchange or other disposition of the ADSs or our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Certain United States Holders that hold certain foreign financial assets (which may include the ADSs or our ordinary shares) may be required to report information relating to such assets, subject to exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). You are urged to consult your tax advisors regarding the effect, if any, of this reporting requirement on your ownership and disposition of the ADSs or our ordinary shares.

UNDERWRITING

BofA Securities, Inc. and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ADSs set forth opposite its name below.

Underwriters	Number of ADSs
BofA Securities, Inc.
Wells Fargo Securities, LLC

Total	$

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

Total
	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The expenses of the offering, not including the underwriting discount, are estimated at $                 million and are payable by us. We have agreed to reimburse the underwriters for expenses up to $                .

Option to Purchase Additional ADSs

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any ordinary shares, ADSs or securities convertible into, exchangeable for, or exercisable for ordinary shares or ADSs, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Wells Fargo Securities, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any ordinary shares or ADSs,

•	sell any option or contract to purchase any ordinary shares or ADSs,

•	purchase any option or contract to sell any ordinary shares or ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares or ADSs,

•	otherwise dispose of or transfer any ordinary shares or ADSs,

•	request or demand that we file or make a confidential submission of a registration statement related to the ordinary shares or ADSs, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares or ADSs whether any such swap or transaction is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares, to ADSs and to securities convertible into or exchangeable or exercisable for ordinary shares or ADSs. It also applies to ordinary shares or ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

[NYSE/Nasdaq Global Market] Listing

We intend to apply to list the ADSs on the [NYSE/Nasdaq Global Market] under the symbol “                .”

Before this offering, there has been no public market for our ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the [NYSE/Nasdaq Global Market], in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area, each a Relevant State, no ADSs have been offered or will be offered pursuant to the initial public offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, or UK, no ADSs have been offered or will be offered pursuant to the initial public offering to the public in the UK prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of ADSs may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of ADSs shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the company and the Managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.

The company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or, as amended, the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d), or high net worth companies, unincorporated associations etc., of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated, all such persons together being referred to as “relevant persons”. This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed or admitted to trading on the SIX Swiss Exchange or on any other trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with this offering. Except for the SEC registration fee, the [NYSE/Nasdaq Global Market] listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	$
Financial Industry Regulatory Authority Inc. filing fee
[NYSE/Nasdaq Global Market] listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	$

LEGAL MATTERS

We are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of our Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and Guantao Law Firm. Latham & Watkins LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of GigaCloud Technology Inc as of and for the years ended December 31, 2019 and 2020 have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The office of KPMG Huazhen LLP is located at 25th Floor, Tower II, Plaza 66, 1266 Nanjing West Road, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and Form F-6 and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

However, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

GigaCloud Technology Inc

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

GigaCloud Technology Inc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GigaCloud Technology Inc, subsidiaries and consolidated VIEs (the Company) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Shanghai, People’s Republic of China

May 21, 2021

GigaCloud Technology Inc

CONSOLIDATED BALANCE SHEETS

(In thousands)

			December 31,
	Note		2019	2020
			US$	US$
ASSETS
Current assets
Cash	2	(f)	5,298	61,542
Restricted cash	2	(g)	255	655
Accounts receivable, net	3		13,912	24,020
Inventories	4		21,764	35,578
Prepayments and other current assets	5		5,331	10,574

Total current assets			46,560	132,369

Non-current assets
Property and equipment, net	6		2,404	5,941
Deferred tax assets	14		535	33

Total non-current assets			2,939	5,974

Total assets			49,499	138,343

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc

CONSOLIDATED BALANCE SHEETS

(In thousands)

		December 31,
	Note	2019	2020
		US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings (including current portion of long-term borrowings of VIEs without recourse to the Company of nil and US$7 as of December 31, 2019 and 2020, respectively)	7	—	392
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$339 and US$783 as of December 31, 2019 and 2020, respectively)	8	14,690	18,831
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$41 and US$419 as of December 31, 2019 and 2020, respectively)	16	362	3,424
Amounts due to related parties	18	89	—
Taxes payable (including taxes payable of VIEs without recourse to the Company of US$32 and US$74 as of December 31, 2019 and 2020, respectively)		2,077	7,998
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$226 and US$607 as of December 31, 2019 and 2020, respectively)	9	5,166	18,262

Total current liabilities		22,384	48,907

Non-current liabilities
Long-term borrowings (including long-term borrowings of VIEs without recourse to the Company of nil and US$61 as of December 31, 2019 and 2020, respectively)	7	—	711
Deferred tax liabilities	14	—	116
Capital lease obligations	10	—	1,838

Total non-current liabilities		—	2,665

Total liabilities		22,384	51,572

Commitments and contingencies	17	—	—

GigaCloud Technology Inc

CONSOLIDATED BALANCE SHEETS

(In thousands except for share data and per share data)

		December 31,
	Note	2019	2020
		US$	US$
Mezzanine equity
Series E Preferred Shares (US$0.0001 par value per share,1,999,854,865 shares authorised, issued and outstanding; Redemption value of US$25,152 as of December 31, 2020; Liquidation value of US$25,000 as of December 31, 2020)	11	—	25,152

Total mezzanine equity		—	25,152

Shareholders’ equity
Ordinary shares (US$0.0001 par value per share, 19,286,008,700 shares authorised; 4,747,923,620 and 4,747,923,620 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	12	475	475
Series A Preferred Shares (US$0.0001 par value per share, 67,096,000 shares authorised, issued and outstanding; Liquidation value of US$6,710 and US$6,710 as of December 31, 2019 and 2020, respectively)	11	7	7
Series B Preferred Shares (US$0.0001 par value per share, 4,995,795,740 shares authorised, issued and outstanding; Liquidation value of US$5,000 and US$5,000 as of December 31, 2019 and 2020, respectively)	11	500	500
Series C Preferred Shares (US$0.0001 par value per share, 2,179,351,515 shares authorised, issued and outstanding)	11	218	218
Series D Preferred Shares (US$0.0001 par value per share, 1,471,893,180 shares authorised, issued and outstanding; Liquidation value of US$8,053 and US$8,053 as of December 31, 2019 and 2020, respectively)	11	147	147
Additional paid-in capital		31,718	36,569
Accumulated other comprehensive income		76	(288)
(Accumulated deficit)/ retained earnings		(6,026)	23,991

Total shareholders’ equity		27,115	61,619

Total liabilities, mezzanine equity and shareholders’ equity		49,499	138,343

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for share data and per share data)

		Year ended December 31
	Note	2019	2020
		US$	US$
Revenues	16	122,296	275,478
Cost of revenues		(100,102)	(200,362)

Gross profit		22,194	75,116
Operating expenses
Selling and marketing expenses		(12,680)	(22,580)
General and administrative expenses		(4,712)	(15,638)

Total operating expenses		(17,392)	(38,218)

Operating income		4,802	36,898
Interest expense		—	(46)
Interest income		2	58
Foreign currency exchange gains, net		166	1,023
Others, net		(168)	56

Income before income taxes		4,802	37,989
Income tax expense	14	(1,945)	(7,820)
Net income		2,857	30,169

Accretion of Redeemable Convertible Preferred Shares	11	—	(152)

Net income attributable to ordinary shareholders		2,857	30,017

Other comprehensive loss
Foreign currency translation adjustment, net of nil income taxes		(54)	(364)
Total other comprehensive loss		(54)	(364)

Comprehensive Income		2,803	29,805

Net income per ordinary share
—Basic and diluted	15	0.00021	0.00220
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic and diluted	15	4,747,923,620	4,747,923,620

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands except for share data and per share data)

	Note	Ordinary shares		Preferred shares		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated deficit)/ retained earnings	Total shareholders’ equity
		Number of ordinary shares	US$	Number of preferred shares	US$	US$	US$	US$	US$
Balance as of January 1, 2019		4,747,923,620	475	8,714,136,435	872	31,718	130	(8,883)	24,312
Net Income		—	—	—		—	—	2,857	2,857
Foreign currency translation adjustment, net of nil income taxes		—	—			—	(54)	—	(54)

Balance as of December 31, 2019		4,747,923,620	475	8,714,136,435	872	31,718	76	(6,026)	27,115

Net Income		—	—	—	—	—	—	30,169	30,169
Share-based compensation	13	—	—			7,286	—	—	7,286
Repurchase of vested share options	13	—	—			(2,435)	—	—	(2,435)
Accretion of Series E Preferred Shares	11	—	—			—	—	(152)	(152)
Foreign currency translation adjustment, net of nil income taxes		—	—			—	(364)	—	(364)

Balance as of December 31, 2020		4,747,923,620	475	8,714,136,435	872	36,569	(288)	23,991	61,619

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31, 2019	Year ended December 31, 2020
	US$	US$
Operating activities:
Net Income	2,857	30,169
Adjustments to reconcile net income to net cash provided by operating activities
Allowance for doubtful accounts	51	11
Inventory write-down	340	48
Deferred tax	(221)	618
Impairment on long-term investment	140	—
Share-based compensation	—	7,286
Depreciation	128	227
Loss from disposal of property and equipment	—	17
Unrealized foreign currency exchange gain	(166)	(1,023)
Interest expense of capital lease	—	27
Changes in operating assets and liabilities:
Accounts receivable	(6,648)	(10,119)
Inventories	(6,873)	(13,862)
Prepayments and other current assets	(2,316)	(5,243)
Accounts payable	9,277	4,141
Contract liabilities	(125)	3,062
Taxes payable	1,997	5,921
Accrued expenses and other current liabilities	2,716	12,004

Net cash provided by operating activities	1,157	33,284

Investing activities:
Cash paid for purchase of property and equipment	(944)	(654)
Cash received from disposal of property and equipment	—	7

Net cash used in investing activities	(944)	(647)

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31, 2019	Year ended December 31, 2020
	US$	US$
Financing activities:
Proceeds from issuance of Series E Preferred Shares	—	25,000
Cash paid for capital lease obligations	—	(307)
Repurchase of vested share-based awards	—	(2,435)
Proceeds of borrowings from a related party	89	—
Repayment of borrowings from a related party	—	(89)
Proceeds from bank loans	—	1,199
Repayment of bank loans	—	(96)

Net cash provided by financing activities	89	23,272

Effect of foreign currency exchange rate changes on cash and restricted cash	139	735

Net increase in cash and restricted cash	441	56,644

Cash and restricted cash at the beginning of the year	5,112	5,553

Cash and restricted cash at the end of the year	5,553	62,197

Supplemental information
Interest expense paid	—	46
Income taxes paid	179	1,658
Non-cash investing and financing activities:
Purchase of property and equipment included in capital lease obligations	—	2,930

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

1. DESCRIPTION OF BUSINESS AND ORGANISATION

Description of Business

GigaCloud Technology Inc (the “Company”, formerly known as Oriental Standard Human Resources Holdings Limited), a limited liability company in the Cayman Islands, with its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) are principally engaged in large parcel merchandise sales and the provision of ecommerce solutions for small cross-boarder business owners utilizing the Company’s online platform (“GigaCloud Marketplace”) and warehouses primarily in the United States and Europe.

Organisation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs.

In 2017 and 2018, the Company entered into Account Control Agreements with its VIEs and their respective nominal shareholders in the United States, Japan, the United Kingdom, Germany and the People’s Republic of China (“China” or “PRC”), respectively, to facilitate operations in these jurisdictions.

The functions of the VIEs include operating accounts registered on third-party ecommerce websites to sell merchandise to local individual customers, or providing warehousing and logistic services to users’ registered on GigaCloud Marketplace, by utilizing the Group’s cross-border trading experience, international logistic network and the Company’s own online platform. All of the VIEs’ nominal shareholders are employees of the Group. The Company has funded, through either direct capital contribution or intercompany loans, substantially all of the VIEs’ capital and operation fund. The Company has information right, management right and control right of daily operation of the VIEs.

The Account Control Agreements, with the consolidated VIEs and their shareholders, allow the Company to (i) exercise effective control over the consolidated VIEs, (ii) receive substantially all of the economic benefits of the consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated VIEs when and to the extent permitted by the applicable laws.

The Company is regarded as the primary beneficiary of the consolidated VIEs, and the Company treats the VIEs as consolidated entities under U.S. GAAP. The Company has consolidated the financial results of the VIEs in the consolidated financial statements in accordance with U.S. GAAP. However, the control over the VIEs through contractual arrangements may not be as effective as direct ownership. In addition, uncertainties exist as to whether the Company’s operation of the business in these jurisdictions through the consolidated VIEs would be found not in compliance with existing or future respective local laws.

The equity interests of the VIEs are legally held by their nominee shareholders. Through the Account Control Agreements, which were entered into among the Company, the VIEs and the nominee shareholders of the VIEs, the nominee shareholders of the VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to the Company. The nominee shareholders of the VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance. Accordingly, the VIEs are considered variable interest entities.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

Under the terms of the Account Control Agreements, the VIEs’ nominee shareholders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net loss of the VIEs are attributed to the Company.

The principal terms of the Account Control Agreements are as follows:

1) Account Management

The Company shall be entitled information right, management right and control right of daily operation of the VIEs, especially with respect to all the bank accounts and operating accounts with relevant e-commerce platforms established or to be established in the name of, or for the benefit of the VIEs.

The VIEs and their shareholders shall act in good faith under instructions of the Company and shall not damage the control and management of the Company or affect its financial results and consolidation of such result.

2) Sale and Purchase of Equity Interest

The Company has irrevocable and exclusive right to purchase the equity interests in the VIEs held by each shareholder of such VIEs, once or at multiple times at any time in part or in whole, at the Company’s sole discretion. Except for the Company and its designee(s), no other person shall be entitled to such option or other rights to purchase the equity interests in the VIEs held by the shareholders of the VIEs.

The purchase price shall be the minimum price permitted by the local applicable laws. Pursuant to the Account Control Agreements, the VIEs and their shareholders shall not terminate the control agreement unilaterally in any event unless otherwise required by applicable laws.

3) Power of Attorney

The Company has sole and exclusive power of attorney to act on behalf of each shareholder of the VIEs with respect to all rights and matters concerning all equity interest held by such shareholder including exercising all of the shareholder’s rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of the VIEs; representing the shareholder to execute any resolutions and minutes as a shareholder (and director) of the VIEs; approving the amendments to the articles of association without written consent of such shareholder; approving any change of the share capital of the VIEs; appoint directors to the VIEs at the discretion of the Company.

Each shareholder of the VIEs waives all rights with respect to the equity interests in the VIEs held by him/her and shall not exercise such rights by himself/herself.

4) Equity Pledge

The VIEs’ shareholders agree to pledge all the equity interests to the Company as security for performance of the contract obligations under the Account Control Agreements. The VIEs and their shareholders shall complete all necessary registration and/or filings relating to the equity pledges required by the applicable laws in one month after the execution of the Account Control Agreements.

During the term of this Account Control Agreement, the VIEs and their shareholders shall deliver the share certificate or the like to the Company’s escrow within one week after the execution of the Account Control

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

Agreements. In the event of the occurrence of any change of the share capital or the entrusted shareholding of the VIEs, the VIEs and their shareholders shall update the registration and/or filings relating to the equity pledges required by the applicable laws and deliver the updated share certificate or the like to the Company’s escrow.

5) Effective Date and Term

The Account Control Agreements became effective upon execution by the parties, and remain effective until all equity interests held by the VIEs’ shareholders have been transferred or assigned to the Company in accordance with the Account Control Agreements.

The Company relies on the Account Control Agreements to operate and control VIEs. All of the Account Control Agreements are governed by local laws and provide for the resolution of disputes through arbitration under local laws. Accordingly, these agreements would be interpreted in accordance with local laws and any disputes would be resolved in accordance with local legal procedures. Uncertainties in the local legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these Account Control Agreements, it would be difficult to exert effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

In the opinion of management, the ownership structures of the Company and its VIEs, currently and immediately after giving effect to the initial public offering, do not and will not violate any applicable local laws, regulations, or rules currently in effect; the agreements among the Company, each of the VIEs and its shareholders, governed by local laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable local laws, rules, and regulations currently in effect, and both currently and immediately after giving effect to the initial public offering, do not and will not violate any applicable local laws, regulations, or rules currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, if the local government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the local government otherwise finds that the Company and the VIEs are in violation of local laws or regulations or lack the necessary permits or licenses to operate the Company’s business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of the Company;

•	discontinuing or restricting the operations;

•	imposing fines or confiscating any of VIEs’ income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which the Group’s subsidiaries or the VIEs may not be able to comply;

•	requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

•	restricting or prohibiting the Company’s use of the proceeds of overseas offering to finance the business and operations in these jurisdictions; or

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

•	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

The Company’s involvement with the VIEs under the Account Control Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2019 and 2020, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2019 and 2020 have been included in the accompanying consolidated financial statements.

	As of December 31, 2019	As of December 31, 2020
	US$	US$
Cash	1,818	4,170
Accounts receivable, net	1,308	3,802
Inventories	2,063	668
Amounts due from related parties*	394	534
Prepayments and other current assets	1,362	2,017

Total current assets	6,945	11,191

Property and equipment, net	102	481
Total assets	7,047	11,672

Current portion of long-term borrowings	—	7
Accounts payable	339	783
Contract liabilities	41	419
Amounts due to related parties*	9,433	12,386
Taxes payable	32	74
Accrued expenses and other current liabilities	226	607

Total current liabilities	10,071	14,276

Long-term borrowings	—	61
Total liabilities	10,071	14,337

*

As of December 31, 2019 and 2020, amounts due to and due from related parties represent the loans, receivables and payables that the VIEs had with the Company’s consolidated subsidiaries, which were eliminated in the Company’s consolidated financial statements.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

	Year ended December 31, 2019	Year ended December 31, 2020
	US$	US$
Revenues	16,685	35,493
Net (loss) income	(1,705)	514
Net cash provided by operating activities	397	2,560
Net cash used in investing activities	—	(355)
Net cash provided by financing activities	—	68
Net increase in cash	272	2,352
Cash at the beginning of the year	1,546	1,818
Cash at the end of the year	1,818	4,170

In accordance with VIE Agreements, the Company has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs. The creditors of VIEs do not have recourse to the general credit of the Company and its wholly-owned subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A consolidated affiliated entity is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its wholly-owned subsidiaries and the VIEs have been eliminated upon consolidation.

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, returns allowance, determination of the stand-alone selling price (“SSP”), the valuation and recognition of share-based compensation arrangements, taxation, assessment for impairment of long-lived assets, allowance for doubtful accounts, inventory reserve for excess and obsolete inventories, lower of cost and net realizable value of inventories, useful lives of property and equipment, commitments and contingencies. Further, as the Company ships a large volume of packages through carriers to facilitate product sales to individual customer through third-party on-line platforms, actual delivery dates may not always be available and as such the Company estimates delivery dates based on historical data. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d) Foreign Currency

The Group’s reporting currency is U.S. dollars (“US$”). The functional currency of the Group’s entities incorporated in Cayman Islands, the U.S. and Hong Kong is US$. The Group’s PRC subsidiaries and consolidated VIEs determined their functional currency to be Renminbi (“RMB”). The Group’s entities incorporated in Japan, Germany, the United Kingdom and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of ASC Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as “Foreign currency exchange gains, net” in the consolidated statements of comprehensive income.

The Group entities with functional currencies other than the US$, including Great Britain Pound (“GPB”), Japanese Yuan (“JPY”), and Euro (“EUR”), translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities denominated in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

(e) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

(f) Cash

Cash consists of deposits at financial institutions. Cash is deposited into financial institutions at below locations:

	December 31,
	2019	2020
	US$	US$
Financial institutions in Cayman Islands
—Denominated in the US$	18	32,582

Total cash balances held at Caymanian financial institutions	18	32,582

Financial institutions in the United States
—Denominated in the US$	1,769	9,118
—Denominated in the GBP	8	—

Total cash balances held at United States financial institutions	1,777	9,118

Financial institutions in Hong Kong
—Denominated in the US$	1,479	9,537
—Denominated in the EUR	—	1,871
—Denominated in the GBP	28	536

Total cash balances held at Hong Kong financial institutions	1,507	11,944

Financial institutions in Japan
—Denominated in the JPY	1,072	5,101
—Denominated in the US$	—	325

Total cash balances held at Japanese financial institutions	1,072	5,426

Financial institutions in the United Kingdom
—Denominated in the GBP	320	1,212
—Denominated in the US$	1	202

Total cash balances held at the United Kingdom financial institutions	321	1,414

Financial institutions in the mainland of the PRC
—Denominated in the RMB	356	420
—Denominated in the US$	—	267
—Denominated in the JPY	—	1

Total cash balances held at the PRC financial institutions	356	688

Financial institutions in Germany
—Denominated in the EUR	223	360
—Denominated in the US$	24	10

Total cash balances held at the Germany financial institutions	247	370

Total cash held at financial institutions	5,298	61,542

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

(g) Restricted Cash

Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash represents security deposits held in designated bank accounts for issuance of letters of guarantee. As of December 31, 2019 and 2020, the restricted cash, held by the Group at the United States financial institutions and denominated in the US$, amounted to US$255 and US$655, respectively.

(h) Contract Balances

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. A contract liability is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer.

Accounts receivable are recognized in the period when the Group has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The Company maintains a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers are reviewed by management individually for collectability. All other balances are reviewed on a pooled basis. A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.

An allowance for doubtful accounts is made and recorded into general and administrative expenses. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance sheet credit exposure related to its customers.

(i) Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the first-in, first out method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in “Cost of revenues” in the consolidated statements of comprehensive income.

(j) Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Office and other equipment	3-5 years
Vehicles	10 years
Logistics, warehouse and other heavy equipment	15 years

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred.

(k) Leases

Leases are classified at the lease inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Group records a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. If at any time the lessee and lessor agree to amend the provisions of the lease, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the lease classification criteria had the amended provisions been in effect at the inception of the lease, the amended agreement shall be considered as a new agreement over its term, and the lease classification criteria shall be applied for purposes of classifying the new lease.

The Group leases premises for offices and warehouses under noncancelable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term.

(l) Impairment of Long-lived Assets other than Goodwill

Long-lived assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets were recognized for the years ended December 31, 2019 and 2020.

(m) Revenue recognition

The Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

The Group evaluates whether it is appropriate to record the gross amount of merchandise sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

The Group focuses on selling large parcel merchandise to various distributors and individual customers, as well as the provision of ecommerce solutions on its own platform (“GigaCloud Marketplace”), with which the Group could democratize access and distribution globally to manufacturers (“Sellers”) and online resellers (“Buyers”) without borders. The Group generates revenue through three streams: 1) product sales on GigaCloud Marketplace (“GigaCloud 1P”), 2) product sales to and through third-party ecommerce websites (“Off-platform ecommerce”); and 3) services provided to registered users including Sellers and Buyers on GigaCloud Marketplace (“GigaCloud 3P”).

GigaCloud 1P

The Group sells its merchandise to its customers, who are the Buyers of the GigaCloud Marketplace. The Group recognizes revenues net of discounts and return allowances. Such revenue is recognized at the point in time when the control of the merchandise is transferred to the Buyers, which generally occurs upon the shipment out of the Group’s warehouse to the destination designated by the Buyers.

Off-platform ecommerce

There are two business lines subject to Off-platform ecommerce, which includes a) product sales made to third-party ecommerce websites (“Product sales to B”); and b) product sales to individual customers through third-party ecommerce websites (“Product sales to C”).

Product sales to B

The Group sells its merchandise to third-party ecommerce websites, who normally designate carrier companies to pick up merchandise from the Group’s warehouses. The Group recognizes revenue net of discounts and return allowances. Such revenue is recognized at the point in time when the third-party ecommerce websites obtain control of the merchandise, which is the shipment out of the Group’s warehouse and pick-up by the carrier companies designated by the third-party ecommerce websites.

Product sales to C

The Group sells its merchandise to individual customers through third-party ecommerce websites. The Group recognizes revenue when the control is transferred to the individual customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange of that merchandise. Revenue is recognized at the point in time when the individual customers take possession of merchandise, which is when a merchandise is delivered to the customers.

Regarding GigaCloud 1P and Off-platform ecommerce, the Group recognizes revenue on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified merchandise. Significant judgement is required to estimate return allowances. The Group reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of revenues recognized. Liabilities for return allowances were included in “Accrued expenses and other current liabilities”.

GigaCloud 3P

The Group enters contracts with customers, which often include promises to transfer multiple services. For these contracts, the Group accounts for individual performance obligations separately if they are capable of

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

being distinct and distinct within the context of the contract. Determining whether services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

The Group charges commission fees for sales transaction consummated on GigaCloud Marketplace. The Group does not take control of the merchandise provided by the Sellers at any time during the transactions and does not have latitude over pricing of the merchandise. Commission fee is determined as a percentage based on the value of merchandise being sold by the Sellers. Revenue of commission fee is recognized upon successful sales of the merchandise by the Sellers when the Buyers take ownership of the merchandise and could control the merchandise at their wish.

The Group also offers comprehensive supply chain solutions for Sellers. The Group provides services to help the Sellers to ship the merchandise from the Sellers’ manufacturing plant to the Group’s oversea warehouses, utilizing the Group’s extensive shipping network consisting of ocean transportation providers, custom declaration agents, and domestic shipping companies. Further, the Group also provide warehousing service to the Sellers and Buyers, whoever have the ownership of the merchandise, in connection with the storage of merchandise in the Group’s warehouses, as well as the last-mile delivery services from the Group’s warehouses to domestic destinations designated by the Buyers. Revenues resulting from these services are recognized over time, as the Group performs the services in the contracts with continuous transfer of control to the Sellers or Buyers, and they could simultaneously receive and consume the benefits of the Group’s performance as it occurs. The Group is acting as a principal in providing warehousing service, ocean transportation service and last-mile delivery services and recognizes revenue on a gross basis, as the Group determines the price and selects carriers on its own discretion.

The Sellers and Buyers could choose one or several of the above mentioned services on Gigacloud Marketplace. Therefore, there may be multiple performance obligations included in one transaction. Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including but not limited to management approved price list or cost-plus margin analysis.

(n) Cost of Revenues

Cost of revenues primarily consists of the purchase price of merchandise, shipping and handling costs for self-owned merchandise, costs related warehouses and domestic delivery, as well as costs associated with the operation of the GigaCloud Marketplace.

The shipping and handling costs primarily consist of those costs incurred during the process of delivery in North America and markets in other regions, including the expenses attributable to shipment and handling activities, when the Group delivers a good to a customer.

(o) Selling and Marketing Expenses

Selling and marketing expenses mainly consist of promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and rental and depreciation expenses relating to facilities and equipment used by those employees.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

(p) Advertising Expenses

Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “selling and marketing expenses” in the consolidated statements of comprehensive income when incurred. Total advertising expenses incurred were US$1,198 and US$1,075 for the years ended December 31, 2019 and 2020, respectively.

(q) General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, professional fees and other general corporate expenses.

(r) Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. Subsidies that related to the acquisition of an asset are initially recognized in deferred income in the consolidated balance sheet and subsequently amortised and recongised as other income in the consolidated statement of comprehensive income as the assets are depreciated. Government grant for the purpose of giving immediate financial support to the Group with no future related costs is recognized as other income in the Group’s consolidated statement of comprehensive income when the grant becomes receivable.

(s) Share-based Compensation

The Group applies ASC 718 (‘‘ASC 718’’), Compensation—Stock Compensation, to account for its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees and non-employee service providers were classified as equity awards. The Group measures the share-based compensation based on the fair value of the award at the grant date.

A share-based payment award becomes vested at the date that the grantee’s right to receive or retain shares under the award is no longer contingent on satisfaction of a service condition. Market conditions of a qualified IPO or the change of the control which are not vesting conditions but only affect exercisability of an award, are included in the estimate of the grant-date fair value of awards.

Share-based compensation in relation to the share options is estimated using the binomial option pricing model. The determination of the fair value of share options is affected by the price of the ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

Expense is recognized using the straight-line basis over the requisite service period for each separately vesting portion. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

(t) Employee Benefits

The Company’s subsidiaries and the VIEs in the PRC participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated on the monthly basic compensation of qualified employees at a stated contribution rate of 25.5%. The Group has no further commitments beyond its monthly contribution. Employees in the United States are eligible to participate in one or more of savings plans that provide for periodic contributions by the Group based on plan-specific criteria, such as base pay, level and employee contributions.

For the years ended December 31, 2019 and 2020, the costs and expenses of the obligations to the defined contribution plans amounted to US$1,516 and US$1,689, respectively.

(u) Income Taxes

The Group accounts for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expense and general and administrative expenses, respectively.

As disclosed in the Note 14, as of December 31, 2019 and 2020, the Group had recognized tax provision on transfer pricing adjustments. Under PRC laws and regulations, an arrangement or transaction among related

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request the Company’s subsidiaries and VIEs to adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect the Group by increasing the Company’s subsidiaries’ and VIEs’ tax expenses without a corresponding reduction in the tax expenses, which, in turn, could lead to late payment fees and other penalties for underpayment of taxes.

(v) Concentration and Risk

Concentration of customers and suppliers

No customers individually represent greater than 10% of total revenues of the Group for the years ended December 31, 2019 and 2020. No customers individually represent greater than 10% of total accounts receivable balance of the Group as of December 31, 2019 and 2020.

There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the years ended December 31, 2019 and 2020.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, and accounts receivable.

The Group’s investment policy requires cash and restricted cash to be placed with high quality financial institutions and to limit the amount of credit risk from any one institution. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

Accounts receivable (Note 3), derived from product sales and provision of services on the Group’s GigaCloud Marketplace, as well as other receivables (Note 5) derived from payment from individual customers collected by third-party payment platforms on behalf of the Group, are exposed to credit risk. The assessment of the counter parties’ creditworthiness is primarily based on past history of making payments when due and current ability to pay, taking into account information specific to the counter parties as well as pertaining to the economic environment in which the counter parties operate. Based on this analysis, the Group determines what credit terms, if any, to offer to each counter party individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to or through the counter parties or require the counter parties to pay cash in time to secure payment.

Interest rate risk

The Group’s borrowings bear interests at fixed rates. If the Group were to renew these borrowings, the Group might be subject to interest rate risk.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. It is difficult to predict how market forces or the government policy may impact the exchange rate between the RMB and the US$ in the future.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

(w) Earnings per Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-converted basis. The preferred shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the as-converted method, and exercise of outstanding share option using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(x) Segment Reporting

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer and management personnel do not segregate the Group’s business by revenue steam or geography. Management has determined that the Group has one operating segment.

(y) Statutory Reserves

In accordance with the PRC Company Laws, the paid-in capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

In addition, in accordance with the PRC Company Laws, the Group’s PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (‘‘PRC GAAP’’) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

No appropriation to the reserve fund was made by the Company’s PRC subsidiaries and VIEs, as these PRC companies had accumulated losses as determined under PRC GAAP for the years ended December 31, 2019 and 2020.

(z) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (‘‘ASU 2016-02’’), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheets. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), ASU 2020-05 deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Group is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2016-02 for the fiscal year ending December 31, 2022.

ASU 2016-02 will primarily affect the Group’s accounting as a lessee of leased warehouses and office space which are currently classified as operating leases. The application of the new accounting model is expected to lead to an increase in both assets and liabilities and to impact on the timing of the expense recognition in the consolidated statement of comprehensive income over the period of the lease.

Prior to the adoption of ASU 2016-02, operating leases were not recognized on the balance sheet of the Company, but rent expenses with fixed escalating payments and/or rent holidays were recognized on a straight-line basis over the lease term.

Upon adoption of ASU 2016-02, right-of-use (“ROU”) assets and lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. As the rate implicit in the lease cannot be readily determined, an incremental borrowing rate at the lease commencement date should be used in determining the inputed interest and present value of lease payments. The incremental borrowing rate will be determined using a portfolio approach based on the rate of interest that the Group would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The incremental borrowing rate is primarily influenced by the risk-free interest rate of the Group, the Group’s credit rating and lease term, and is updated periodically for measurement of new lease liabilities.

For operating leases, the Company will recognize a single lease cost on a straight-line basis over the remaining lease term. For finance leases, the Company recognizes straight-line amortisation of the ROU asset and interest on the lease liability. This is consistent with the historical recognition of finance leases, which was unchanged upon adoption of ASC 842. The Company will not recognize ROU assets or lease liabilities for leases with an initial term of 12 months or less; and will recognize lease expense for these leases on a straight-line basis over the lease term. In addition, the Company will elect not to separate non-lease components (e.g., common area maintenance fees) from the lease components.

As of the date of the authorization of these consolidated financial statements, the Group is still assessing the appropriate discount rate, therefore the Group is unable to reliably estimate the amount of impact of the

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

application of ASU 2016-02 on the Group’s consolidated financial statements regarding leases where the Group is the lessee.

In June 2016, the FASB amended ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments—Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. As the Group is an ‘‘emerging growth company’’ and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2016-13 for the fiscal year ending December 31, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consisted of the following:

	December 31,
	2019	2020
	US$	US$
Accounts receivable	13,965	24,084
Allowance for doubtful accounts	(53)	(64)

Accounts Receivable, net	13,912	24,020

The movement of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2019	2020
	US$	US$
Balance as of the beginning of the year	(2)	(53)
Additions charged to bad debt expense	(51)	(11)

Balance as of the end of the year	(53)	(64)

4. INVENTORIES

Inventories consisted of the following:

	December 31,
	2019	2020
	US$	US$
Products available for sale	13,124	21,258
Goods in transit	8,640	14,320

Inventories	21,764	35,578

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2019 and 2020 are consists of the following:

	December 31,
	2019	2020
	US$	US$
Value-added taxes recoverable	296	122
Advances to suppliers	1,260	1,736
Amounts due from third-party payment platforms	499	2,938
Deposits	1,382	2,627
Prepaid expenses	1,337	2,414
Others	557	737

Prepayments and Other Current Assets	5,331	10,574

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, as of December 31, 2019 and 2020 consisted of the following:

	December 31,
	2019	2020
	US$	US$
Office and other equipment	55	248
Vehicles	220	174
Logistics, warehouse and other heavy equipment	2,383	5,983

Property and Equipment	2,658	6,405
Less: Accumulated depreciation	(254)	(464)

Property and Equipment, net	2,404	5,941

The carrying amounts of the Company’s property and equipment, net, acquired under capital leases as of December 31, 2019 and 2020 were as follows:

	December 31,
	2019	2020
	US$	US$
Logistics, warehouse and other heavy equipment	—	3,210

Property and Equipment	—	3,210
Less: Accumulated depreciation	—	(103)

Property and Equipment, net	—	3,107

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2019	2020
	US$	US$
Cost of revenues	117	188
General and administrative expenses	11	39

Total depreciation expenses	128	227

7. BORROWINGS

	December 31,
	2019	2020
	US$	US$
Secured bank loans	—	1,035
Unsecured bank loans	—	68

Long-term borrowings	—	1,103

Current portion of long-term borrowings	—	392
Long-term borrowings, excluding current portion	—	711

In June 2020, the Group borrowed a six-year unsecured loan of US$68 from HSBC with an interest rate of 2.50% per annum. The loan can only be used for business benefits.

In July and October of 2020, the Group borrowed two three-year loans from MIZUHO Bank with the principal of US$375 and US$756, respectively. The loans bear no interest rate and are guaranteed by the chairman of the board of Oriental Standard Japan Co., Ltd. Part of the loans were repaid in 2020.

The aggregate maturities of the above long-term borrowings for each year subsequent to December 31, 2020 are as follows:

Year ending December 31,	US$
2021	392
2022	399
2023	278
2024	14
2025 and thereafter	20

8. ACCOUNTS PAYABLE

	December 31,
	2019	2020
	US$	US$
Vendor payable	10,473	11,456
Shipping charges payable and others	4,217	7,375

Accounts Payable	14,690	18,831

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2020
	US$	US$
Capital lease obligations	—	1,092
Salary and welfare payables	1,476	3,534
Refundable deposits on GigaCloud Marketplace*	1,566	9,387
Professional fee accruals	49	376
Sales refund liability	1,041	1,249
Other payables	1,034	2,624

Accrued Expenses and Other Current Liabilities	5,166	18,262

*

Refundable deposits on GigaCloud Marketplace represent the balance of deposits in Buyers’ and Sellers’ user accounts, which could be withdrawn or used for their future purchase of the Group’s services or merchandise on GigaCloud Marketplace.

10. LEASES

Capital leases

In 2020, the Group entered into three lease agreements to lease warehouse storage shelves, from a third party lessor. The leases have a lease term of three years from 2020 to 2023. The Group determined that all of these leases were capital leases as the agreements have bargain purchase options. Accordingly, on the respective lease commencement date, the Group recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments in the aggregate amount of US$3,210.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

The Group’s capital lease obligations are summarized as follows:

	December 31, 2020
	Present value of the minimum lease payments	Total minimum lease payments
	US$	US$
Within 1 year	1,092	1,313
After 1 year but within 2 years	1,838	1,990

	2,930	3,303
Less: total future interest expense		(373)

Present value of lease obligations		2,930

Including:
Current portion		1,092
Non-current portion		1,838

Operating leases

The Group leases its warehouses and offices under noncancelable lease agreements that are classified as operating leases. The Group’s operating leases will expire from 2021 to 2030. Cost and expenses incurred under the operating leases were US$6,775 and US$12,657 for the years ended December 31, 2019 and 2020, respectively.

Future minimum operating lease payments as of December 31, 2020 are summarized as follow:

Year ended December 31,	US$
2021	17,710
2022	16,030
2023	13,717
2024	10,894
2025 and thereafter	20,390

11. PREFERRED SHARES

Series A Preferred Shares

On September 1, 2006, DCM IV, L.P. (“DCM IV”), DCM Affiliates Fund IV, L.P. (“DCM IV Affiliates”, together with DCM IV are referred to as “DCM”) and DT Ventures China Fund II, L.P. (“DT”) lent loans with an aggregate amount of US$600 to the Company. The loans assumed an interest rate of 7.04% per annum.

On November 23, 2006, DCM IV, DCM IV Affiliates and DT respectively subscribed 41,738,560 shares, 1,061,440 shares and 18,200,000 shares of Series A Convertible Preferred Shares (in aggregate of 61,000,000 shares, “Series A Preferred Shares”), at US$0.1 per share with total cash consideration of US$6,100. On the same day, DCM IV, DCM IV Affiliates and DT converted the loans and accrued interest, with total

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

amount of US$610, into 4,161,373 shares, 105,827 shares and 1,828,800 shares of Series A Preferred Shares, respectively, (6,096,000 shares in aggregate), at US$0.1 per share.

Series B Preferred Shares

On February 25, 2009, DCM and DT lent loans with an aggregate amount of US$2,500 to the Company. The loans did not bear an interest rate. On February 28, 2013, DCM IV, DCM IV Affiliates and DT respectively subscribed to 2,231,132,135, 56,739,209 and 854,215,616 of Series B Convertible Preferred Shares (in aggregate of 3,142,086,960 shares, “Series B Preferred Shares”), at US$0.000637 per share with total consideration of US$2,000. On the same day, DCM IV, DCM IV Affiliates and DT converted the loans with total amount of of US$2,500 into 2,686,849,807 shares, 68,328,420 shares and 1,172,430,473 shares of Series B Preferred Shares, respectively, (3,927,608,700 shares in aggregate) at US$0.000637 per share. On February 28, 2013, Larry Lei Wu subscribed 785,521,740 shares of Series B Preferred Shares at US$0.000637 per share with total cash consideration of US$500.

On February 28, 2013, the Company entered into a share repurchase agreement, pursuant to which the Company repurchased 2,037,761,119 shares, 51,821,652 shares and 769,838,889 shares of Series B Preferred Shares from DCM IV, DCM IV Affiliates and DT, respectively, (in aggregate of 2,859,421,660 shares, “Repurchased Shares”) , at a repurchase consideration of one U.S. dollar for each investor. All of these Repurchased Shares were cancelled immediately on the same day. The Company considered such repurchase a linked transaction with the subscription of Series B Preferred Shares as mentioned in above.

Series C Preferred Shares

On August 1, 2014, the Company acquired Comptree International Limited. (“Comptree”) by issuing 1,452,901,010 shares of ordinary shares to FireDragon Holdings Inc. (“FireDragon”), 482,490,798 ordinary shares to DCM IV, 12,270,070 ordinary shares to DCM IV Affiliates and 2,179,351,515 Series C convertible Preferred Shares (“Series C Preferred Shares”) to DT eCommerce Investment Limited (“DT eCommerce”) in exchange for 100% shares of interests in Comptree held by FireDragon and DT eCommerce, for the purpose of the Group’s business expansion into the United States. FireDragon was owned by the founder of Comptree. DT eCommerce was under common control of DT. Based on the mutual understanding of all parties, 397,411,159 shares of ordinary shares issued to FireDragon was shares granted to Lianya Pan for his continuing service to the Group, who was the previous chief executive officer of Comptree and sole shareholder of FireDragon. The remaining ordinary shares issued to FireDragon and Series C Preferred Shares issued to DT eCommerce were considered as the acquisition consideration of Comptree.

Regarding the common shares and Series C Preferred Shares issued as mentioned above, the Company measured their fair value as of the acquisition date. Fair value is estimated based on a discounted cash flow method, as of the valuation date.

Series D Preferred Shares

On March 27, 2017, Hong Kong Red Star Macalline Universal Home Furnishings Limited (“Red Star”) subscribed 1,471,893,180 Series D Convertible Preferred Shares (“Series D Preferred Shares”) at US$0.005471 per share with total cash consideration of US$8,053.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

Series E Preferred Shares

On November 24, 2020, Honeysuckle Creek Limited (“JD”) and HUA YUAN INTERNATIONAL LIMITED (“HUA YUAN”) respectively subscribed 1,359,901,308 shares and 639,953,557 Series E Convertible Redeemable Preferred Shares (in aggregate of 1,999,854,865 shares, “Series E Preferred Shares”), at US$0.01250 per share with total cash consideration of US$25,000.

The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption Rights

There are no redemption rights for the Series A, B, C, and D Preferred Shares.

The investors of Series E Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following (i) the Company fails to complete a qualified initial public offering (“IPO”) within seven years after the closing date; (ii) any material breach by any warrantor of any of their respective representations, warranties, covenants or undertakings under the transaction documents; (iii) any commission of, or participation in, fraudulent act or act of dishonesty by any founder against any company within the Group which has severely harm interests of the Series E shareholders; (iv) loss of control; (v) the termination of employment of Larry Lei Wu with any company within the Group; (vi) the occurrence of non-compliance with or violation of any applicable laws by any company within the Group which have a material adverse effect; (vii) the shareholders of Series A, B, C, and D Preferred Shares have become entitled to request, and have so requested, redemption of their Preferred Shares.

The redemption price equals to 100% of the Series E Preferred Shares issue price with an 6% compound per annum, plus any declared but unpaid dividends on such Preferred Shares.

Conversion Rights

At the option of the holders, each Preferred Share, all or any portion of that, may be converted at any time prior to a qualified IPO after the original issue date into ordinary shares at an initial conversion ratio of 1:1. Further, without any action being required by the holder of such share and whether or not the certificates representing such share are surrendered to the Company or its transfer agent, the Preferred Share shall automatically be converted into ordinary shares upon (i) the closing of a qualified IPO, based on the then-effective applicable conversion price or (ii) the date specified by written consent or agreement of the holders of seventy-five percent (75%) of the then outstanding Preferred Shares.

In case the Company shall (a) pay a dividend or make a distribution on its ordinary shares in ordinary shares, (b) subdivide or reclassify its outstanding ordinary shares into a greater number of shares, or (c) combine or reclassify its outstanding ordinary shares into a smaller number of shares, the applicable conversion price in effect immediately prior to such event shall be adjusted so that the holder of the Preferred Shares thereafter converted shall be entitled to receive the number of ordinary shares of the Company which it would have owned or have been entitled to receive after the happening of such event had the Preferred Shares been converted immediately prior to the happening of such event. An adjustment shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective on the effective date in the case of subdivision, combination or reclassification. If any dividend or distribution is not paid or made, the applicable conversion price then in effect shall be appropriately readjusted.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

The conversion of Preferred Shares may be effected, to the extent permitted by the statute, by any of the following methods: (i) a redesignation of the Preferred Shares being converted; (ii) a repurchase of such Preferred Shares and issue of the relevant number of ordinary shares; or (iii) in other manner as the board of directors may determine (including affirmative vote) and as permitted by the statute.

Voting Rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible.

Dividend Rights

Non-cumulative dividends per Preferred Share of 8% per annum when and if declared by the board of the Company, prior and in preference to holders of all other current or future class or series of shares of the Company, including the ordinary shares. After the preferential dividends have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends out of funds legally available therefor may be declared in that fiscal year for the ordinary shares and, if such additional dividends are declared, then such additional dividends shall be declared pro rata on the ordinary shares and all Preferred Shares on an as-converted basis.

Liquidation Preferences

In the event of any liquidation, holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to one hundred percent (100%) of the original issue price on each Preferred Share (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), as the case may be, plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A to E Preferred Shares, except the Series C, then held by such holder.

Liquidation preference is as follows in sequence: Series E Preferred Shares, Series D Preferred Shares, Series B Preferred Shares, Series A Preferred Shares. After distribution or payment of the subscription price in full, of the liquidation preference amount distributable or payable on the Series E Preferred Shares, Series D Preferred Shares, Series B Preferred Shares and Series A Preferred Shares, the remaining assets of the Company available for distribution to members shall be distributed ratably among the holders of outstanding ordinary shares and holders of outstanding Preferred Shares on an as-converted basis.

If the Company increases its share capital at a price lower than the price paid by the investors on a per share basis, the investors have a right to require the Company to issue new shares for nil consideration (or nominal consideration) to the investors, so that the total amount paid by the investors divided by the total amount of share capital obtained is equal to the price per share in the new issuance.

Drag-along Rights

Regarding Series A, B and C Preferred Shares, in the event that (i) at any time after the closing date, the Company receives an offer from any person, who has delivered a good faith written offer to purchase all or any portion of a shareholder’s shares, including without limitation, the beneficial ownership of any shareholder’s shares through the transfer of any of the underlying equity ownership of such shareholder, that if consummated,

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

will result in a deemed liquidation event, and (ii) such offer is approved by the holders of at least seventy-five percent (75%) of the total issued and outstanding Preferred Shares, then the Company and each shareholder agree that: (i) the Company shall send written notice to all existing shareholders within five business days of receipt of the offer; and, (ii) the holders of ordinary shares shall sell and transfer, and shall procure all holders of ordinary/preferred shares to sell and transfer, their ordinary/preferred shares on terms and conditions set forth in the offer.

Regarding Series D and E Preferred Shares, in the event that (i) at any time after the closing date, the Company receives an offer from any person, who has delivered a good faith written offer to purchase all or any portion of a shareholder’s shares, including without limitation, the benefit ownership of any shareholder’s shares through the transfer of any of the underlying equity ownership of such shareholder, that if consummated, will result in a deemed liquidation event, and (ii) such offer is approved by the holders of at least seventy-five percent (75%) of the total issued and outstanding Preferred Shares and the holders of at least fifty-one percent (51%) of the total issued and outstanding ordinary shares, then the Company and each shareholder agree that: (i) the Company shall send written notice to all existing shareholders within five business days of receipt of the offer; and, (ii) the holders of ordinary shares shall sell and transfer, and shall procure all holders of ordinary/preferred shares to sell and transfer, their ordinary/preferred shares on terms and conditions set forth in the offer.

If the Drag-along rights are triggered on or prior to the fifth anniversary from the closing date, the Drag-along rights shall not apply unless such the sale results in aggregate proceeds of an agreed amount, of at least US$40,000 for the Series A, B and C Preferred Shares, or US$150,000 for the Series D and E Preferred Shares. The Drag-along rights shall terminate upon a qualified IPO.

Right to purchase additional shares

On March 27, 2017, the Company entered an Adjustment Agreement (the “VAM Agreement”) with Larry Lei Wu, certain management team members and Red Star, the Series D Preferred Shareholder. The VAM Agreement gives Red Star the option to require (i) the Company to acquire certain ordinary shares and vested stock options from management and Larry Lei Wu at a nominal price of one U.S. dollar and (ii) issue additional Series D Preferred shares to Red Star, also at a nominal price of one U.S. dollar (the “Warrant”), under certain condition when milestones stipulated in the VAM Agreement could not be satisfied.

Milestones have been stipulated in the VAM Agreement and the parties agree that no adjustment under this VAM Agreement will be made if:

a.	the 2017 sales revenue exceeds US$79,200, and the 2018 net profits exceed US$6,300; or

b.

the Company completes a qualified financing prior to June 30, 2019, for which the pre-money valuation of the Company in such one or more rounds of financing shall be no less than US$144,953 (the “Target Valuation”) with a total investment amount or subscription price in such next one or more rounds of financing transaction of no less than US$3,000.

The VAM Agreement also stipulates the adjustment procedures, that the Company and Larry Lei Wu and those management team members shall procure the Company to, promptly furnish to Red Star, prior to July 15, 2019, a written statement setting forth whether there is an adjustment, showing in detail the facts upon which the adjustment is based on (if any) (the “Company’s Notice”) with the 2017 financial statements, the 2018 financial statements, and/or the financing documents relating to the milestones. Red Star shall be entitled to furnish to the Company a written statement (the “Investor’s Notice”) requesting the adjustment before September 30, 2019.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

This VAM Agreement shall be terminated upon the occurrence of any of the following events: (i) the parties agree to terminate this VAM Agreement; or (ii) the adjustment exemption applies upon the confirmation of Red Star; or (iii) Red Star has not furnished the Investor’s Notice to the Company prior to September 30, 2019.

The Company satisfied the milestone of 2017 sales revenue, failed the milestones of 2018 net profits and the failed to complete a qualified financing prior to June 30, 2019. The Company sent a notice to Red Star before July 15, 2019. However, Red Star did not furnish the Investor’s Notice to the Company. Therefore, the Company was not required to perform the adjustment procedures, acquiring any ordinary share and vested options from Larry Lei Wu and the management team or sell additional Series D Preferred Shares to Red Star. The VAM Agreement was terminated on September 30, 2019.

The Company classified Series E Preferred Shares as mezzanine equity in the consolidated balance sheets, as they are contingently redeemable upon occurrence of certain events outside of the sole control of the Company. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Series E Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date of the Preferred Shares.

The Company classified Series A, B, C and D Preferred Shares as permanent equity according to temporary equity exception in ASC 480-10-S99-3A(3f). Once a deemed liquidation event is triggered, all preferred shareholders are entitled to request the Company to liquidate with the liquidation proceeds being distributed among all shareholders based on the stipulated liquidation preference. The Company’s shareholders would receive the same form of consideration.

The Company evaluated the embedded conversion and redemption options in the series of Preferred Shares to determine if the embedded conversion option require bifurcation and accounting for as a derivative, and concluded that the embedded conversion and redemption options of Preferred Shares did not need to be bifurcated pursuant to ASC 815, Derivatives and Hedging, because these terms do not permit net settlement, nor can they be readily settled net by a means outside the contract, nor can they provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company also determined that there was no beneficial conversion feature attributable to Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management, which involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made.

The Company determined that the Warrant granted to Red Star should not be identified as a freestanding instrument, nor should it be bifurcated, as the option could not be separate and apart from Series D Preferred Shares, nor could it be legally detachable and separately exercisable from host contract. Further, the Warrant is not considered as a derivative either, because there is no net settlement available as the Company is not a listed company.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

The Company’s Preferred Shares activities, for the Series E Preferred Shares which are classified as mezzanine equity, for the years ended December 31, 2019 and 2020 consisted of the following:

Series E Preferred Shares
US$
Balance as of January 1, 2019 and December 31, 2019	—
Issuance for cash	25,000
Issuance costs	—
Accretion of Preferred Shares	152

Balance as of December 31, 2020	25,152

12. ORDINARY SHARES

As of December 31, 2019 and 2020, the Company’s authorised ordinary shares were 19,286,008,700 with par value of US$0.0001 per share. The number of ordinary shares issued and outstanding was 4,747,923,620.

13. SHARE-BASED COMPENSATION

2008 Share Incentive Plan

The Company’s board of directors resolved to approve the Company’s share award scheme (the “2008 Share Incentive Plan” or the “2008 Plan”), by issuing the directors and employees shares or by permitting them to purchase shares.

The granted options vested immediately on the grant date with no further condition required. As for the vested share options, in cases when grantees terminate their services due to death, disability and retirement, the grantees or their heirs shall still reserve all rights of the vested options. The share options shall be exercisable before expiration date of ten years after the date of award. Further, the vested share options can only be exercised following a 180-day lockup period in connection with a qualified IPO. 1,076,415,081 share awards under 2008 Plan were granted and fully vested before January 1, 2019.

2017 Share Incentive Plan

On March 27, 2017, the board of directors resolved to approve another share award scheme (the “2017 Share Incentive Plan” or the “2017 Plan”) to the Company’s eligible employees and non-employee service providers.

1,416,905,858 share awards under 2017 Plan were granted in 2020, of which, 57,128,828 share awards were granted to non-employee service providers for providing operation consultation and business development services; and the remaining 1,359,777,030 share awards were granted to the Company’s directors and employees.

44,156,796 options granted to non-employee service providers and 541,931,477 options granted to the Company’s directors and employees immediately vested on the grant date with no further condition required; and, 12,972,032 options granted to non-employee service providers and 817,845,553 options granted to the Company’s directors and employees vest over a period ranged from six months to forty-two months.

As for the vested share options, in cases when grantees terminate their services due to death, disability and retirement, the grantees or their heirs shall still reserve all rights of the vested options. The share options shall be exercisable before expiration date of ten years after the date of award. Further, the vested share options can only be exercised following a 180-day lockup period in connection with a qualified IPO.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

A summary of the share options activities for the years ended December 31, 2019 and 2020 is presented below:

	Number of shares	Weighted average exercise price	Weighted average grant- date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2019	1,076,415,081	0.0001	0.0008
Granted	—	—	—
Expired	—	—	—
Forfeited	—	—	—

Outstanding at December 31, 2019	1,076,415,081	0.0001	0.0008

Vested and expected to vest as of December 31, 2019	1,076,415,081	0.0001	0.0008	4.97	861

Vested as of December 31, 2019	1,076,415,081	0.0001	0.0008	4.97	861

	Number of shares	Weighted average exercise price	Weighted average grant- date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at December 31, 2019	1,076,415,081	0.0001	0.0008
Granted	1,416,905,858	0.0001	0.0046
Expired	—	—	—
Repurchased	(194,742,844)	0.0001	0.0125
Forfeited	—	—	—

Outstanding at December 31, 2020	2,298,578,095	0.0001	0.0022

Vested and expected to vest as of December 31, 2020	2,298,578,095	0.0001	0.0022	6.89	5,057

Vested as of December 31, 2020	2,126,366,591	0.0001	0.0019	6.68	4,040

The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Grant dates:	Year ended December 31, 2020
Risk-free rate of return	0.67%
Volatility	45.23%
Expected dividend yield	0.00%
Exercise multiple	2.20/2.80
Fair value of underlying ordinary share	US$0.0047
Expected terms	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

No share options were granted for the year ended December 31, 2019. The weighted average grant date fair value of the share options granted subject to 2017 Share Incentive Plan for the year ended December 31, 2020 was US$0.0046. For the year ended December 31, 2020, share-based compensation expenses of the vested share options granted to non-employee service providers were recorded in the consolidated statement of comprehensive income, with the amount of US$264. Total compensation expenses recognized for share options for the years ended December 31, 2019 and 2020 are allocated to the following expense items.

	Year ended December 31,
	2019	2020
	US$	US$
Cost of revenues	—	—
Selling and marketing expenses	—	365
General and administrative expenses	—	6,921

Total share compensation expenses	—	7,286

As of December 31, 2020, US$796 of total unrecognized compensation expense related to share options are expected to be recognized over a weighted-average period of 1.5 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

On October 15, 2020, Larry Lei Wu entered into an arrangement with the Company, whereby 194,742,844 vested share options were repurchased by the Company with the price at US$0.0125 per share with total consideration of US$2,435. The repurchases did not trigger the consideration of classification of the share options from equity to liability, as the repurchase was within the sole control of the Company.

14. INCOME TAX

a) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

The United States of America

The U.S. subsidiaries are subject to U.S. federal income taxes and state and local income taxes. In connection with U.S. tax legislation enacted in December 2017, the federal income tax rate for corporations changed to 21% beginning from January 1, 2018, while state income tax rates generally remained the same as in previous years. The U.S. federal income tax rules also provide for enhanced accelerated depreciation deductions by allowing the election of full expensing of qualified property, primarily equipment, through 2022.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

Dividends received from U.S. corporation are U.S. source and would be subject to 30% withholding tax, unless reduced by a tax treaty or agreement.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. The first HK$2,000 of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R.

The PRC

Under the Enterprise Income Tax Law (“EIT Law”) in the PRC, domestic companies are subject to EIT at a uniform rate of 25%. The Company’s PRC subsidiaries and VIEs are subject to the statutory income tax rate at 25%, unless a preferential EIT rate is otherwise stipulated.

On December 24, 2019, the Company’s wholly-owned subsidiary, Oriental Standard Network Technology (Suzhou) Co., Ltd. (“OS Suzhou”), obtained a certificate from related authorities of local government for “Advanced Technology Service Enterprise (“ATSE”) qualification. This certificate entitled OS Suzhou to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all the criteria for ATSE status could be satisfied in the relevant years.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As at 31 December 2019 and 2020, earnings from all foreign subsidiaries and VIEs will be indefinitely reinvested. Hence, the Company has not provided for deferred tax liabilities on undistributed earnings for PRC subsidiaries.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2019	2020
	US$	US$
Hong Kong S.A.R.	4,870	37,211
The PRC, excluding Hong Kong S.A.R.	246	143
The U.S.	657	7,158
Others	(971)	(6,523)

Total	4,802	37,989

For the years ended December 31, 2019 and 2020, the current income tax expense and deferred income tax expense which are included in the consolidated financial statements are as follows:

	Year ended December 31,
	2019	2020
	US$	US$
Current
— Hong Kong S.A.R.	864	—
— The U.S.	433	1,263
— The PRC, excluding Hong Kong S.A.R.	785	5,665
— Others	84	274

Total current tax provision	2,166	7,202

Deferred
— Hong Kong S.A.R.	—	—
— The U.S.	(246)	638
— The PRC, excluding Hong Kong S.A.R.	25	(20)

Total deferred tax (benefit) expense	(221)	618

Total provision for income taxes	1,945	7,820

The Company prepared the income tax rate reconciliation using the income tax rate of PRC where the Group’s major operation domiciles.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2019 and 2020 differs from the amount computed by applying the PRC income tax rate of 25% to profit before income taxes due to the following:

	Year ended December 31,
	2019	2020
	US$	US$
Computed expected income tax expenses at the PRC tax rate of 25%	1,201	9,497
Effect of:
Tax rate differential for non-PRC entities	(457)	(1,106)
Preferential tax rate	(62)	(31)
Net operating loss carryforwards expired	21	6
Change in unrecognized tax benefits	763	38
Non-deductible expenses	85	4
Non-taxable offshore profit in Hong Kong S.A.R*	—	(6,140)
Special tax adjustment in the PRC**	—	5,582
Others	(52)	24
Change in valuation allowance on deferred tax assets	446	(54)

Total	1,945	7,820

* On the basis that the operations of Giga Cloud Logistics (Hong Kong) Limited (“Giga HK”) that gave rise to the profits derived by Giga HK were entirely undertaken outside of Hong Kong S.A.R, the corresponding profits are treated as offshore sourced and not subject to Hong Kong S.A.R. profits tax.

** As the profits derived by Giga HK were entirely undertaken in the PRC, OS Suzhou recognized Giga HK offshore sourced profits as taxable income of OS Suzhou.

b) Deferred tax assets and deferred tax liabilities

	December 31,
	2019	2020
	US$	US$
Net operating losses carryforwards	2,216	2,162
Inventories under the uniform capitalization (UNICAP) rules	421	435
Accrued expenses and other current liabilities	268	318
Others	139	165

Less: valuation allowance	(2,216)	(2,162)

Total deferred tax assets, net	828	918

Tax impact of full expensing of qualified property and equipment	(293)	(1,001)

Total gross deferred income tax liabilities	(293)	(1,001)

Net deferred assets (liabilities)	535	(83)

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

The deferred taxes noted above are classified as follows in the Company’s consolidated balance sheets:

	December 31,
	2019	2020
	US$	US$
Deferred tax assets	535	33
Deferred tax liabilities	—	(116)

Net deferred assets (liabilities)	535	(83)

Changes in valuation allowance are as follows:

	Year ended December 31,
	2019	2020
	US$	US$
Balance at the beginning of the year	1,770	2,216
Additions	446	—
Reversal	—	(54)

Balance at the end of the year	2,216	2,162

Unremitted Earnings

As of December 31, 2019 and 2020, the Company has not respectively recorded approximately US$631 and US$2,260, of deferred tax liabilities associated with remaining unremitted foreign earnings considered indefinitely reinvested, for which foreign income and withholding taxes would be due upon repatriation.

Net Operating Losses and Valuation Allowances

Net operating losses carryforwards of the Company’s subsidiaries in jurisdictions other than the PRC do not expire. The net operating losses carryforwards of the Company’s PRC subsidiaries and VIE amounted to US$3,741 and US$3,762 as of December 31 2019 and 2020, of which US$3,487, US$46, US$128, US$56 and US$29 will expire if unused by December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

The recoverability of these future tax deductions is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established and it is subsequently determined that it is more-likely-than-not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the consolidated statements of comprehensive income.

As of December 31, 2019 and 2020, the valuation allowances of US$2,216 and US$2,162 were related to the deferred income tax assets of the certain subsidiaries and VIEs of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will sustain, if examined by taxing authorities.

As of December 31, 2019 and 2020, the amounts of unrecognized tax benefits related to continuing operations was US$763 and US$801, respectively, which would affect the Company’s effective income tax rate.

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	Year ended December 31,
	2019	2020
	US$	US$
Unrecognized tax benefits, beginning of year	—	763
Increases	763	38

Unrecognized tax benefits, end of year	763	801

The Company classifies interest and penalties related to uncertain tax benefits as interest expense and general and administrative expenses, respectively. Interest expense and penalties related to these positions were immaterial for fiscal 2019 and 2020.

The Group recognizes the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more-likely-than-not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Due to uncertainties under the tax law, positions taken on tax returns may be challenged and ultimately disallowed by taxing authorities. Accordingly, it may not be appropriate to reflect a position taken on the tax return when the outcome of that tax position is uncertain. For the years ended December 31, 2019 and 2020, the Group recorded the amounts of US$763 and US$38 respectively, which are related to uncertainty of the Company’s subsidiaries and VIEs in PRC with regards to the tax impact of transfer pricing adjustment. The unrecognized tax benefits balances, if recognized upon audit settlement or statute expiration, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from 2019 to 2020 are open to examination by the PRC tax authorities.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

15. EARNINGS PER SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2019	2020
Numerator:
Net income	2,857	30,169
Net income attributable to preferred shareholders	(1,849)	(19,589)
Accretion of Series E Preferred Shares	—	(152)

Net income per ordinary share calculation	1,008	10,428

Denominator:
Weighted average number of ordinary shares - basic and diluted	4,747,923,620	4,747,923,620

Net income per ordinary share attributable to ordinary shareholders
—Basic and diluted	0.00021	0.00220

For the years ended December 31, 2019 and 2020, share-based options of 1,076,415,081 and 2,298,578,095, including vested and nonvested, are not included in the calculation of basic or diluted earnings per share, as the issuance of such awards is contingent upon a qualified IPO within expiration period, which was not satisfied by the end of 2019 or 2020.

For the years ended December 31, 2019 and 2020, the Preferred Shares were excluded from the calculation of diluted earnings per ordinary share as their inclusion would have been anti-dilutive.

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

16. REVENUES

The Group’s revenues are disaggregated by major products/service lines and timing of revenue recognition. Detailed information is specified as follows:

	Year ended December 31,
Major products/services lines	2019	2020
	US$	US$
Product sales to B	22,994	39,858
Product sales to C	42,010	53,388
Off-platform ecommerce	65,004	93,246
GigaCloud 1P	42,141	122,102
GigaCloud 3P	15,151	60,130

Revenues	122,296	275,478

	Year ended December 31,
Timing of revenue recognition	2019	2020
	US$	US$
Revenue from goods or services transferred to customers over time	12,131	48,148
Revenue from goods or services transferred to customers at a point in time	110,165	227,330

Revenues	122,296	275,478

Contract Liabilities

As of December 31, 2019 and 2020, the amounts of contract liabilities are US$362 and US$3,424, respectively. Changes in the contract liabilities balances for the years ended December 31, 2019 and 2020 are as follows:

	Year ended December 31,
	2019	2020
	US$	US$
Balance as of beginning of the year	472	362
Revenue recognized from opening balance of contract liabilities	(472)	(362)
Increase due to cash received	34,166	158,696
Revenue recognized from cash received during the year	(33,807)	(155,283)
Foreign exchange effect	3	11

Balance as of end of the year	362	3,424

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

Contract liabilities relate to considerations received in advance for merchandise sales and services provided on GigaCloud Marketplace for which control of the services occur at a later point in time. The contract liabilities will be recognized as revenue when the Group fulfils its performance obligations to transfer the promised products or services to customers, which is expected to occur within one year.

The Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

17. COMMITMENTS AND CONTINGENCIES

The Group leases offices and warehouse under noncancelable operating lease agreements. Future minimum lease payments under these noncancelable lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 10. In addition, the Group’s long-term obligations include long-term borrowings, of which the expected repayment schedule has been disclosed in Note 7.

Except for those, the Group did not have any other commitments or long-term obligations as of December 31, 2019 and 2020.

18. RELATED PARTY TRANSACTIONS

Related party transactions

During the years ended December 31, 2019 and 2020, the related parties of the Company are as follows:

Name of party	Relationship

Larry Lei Wu	Founder, director and chief executive officer

Except for those disclosed in th Note 13, during the years ended December 31, 2019 and 2020, the Group entered into the following related party transactions with Larry Lei Wu.

	Year ended December 31,
	2019	2020
	US$	US$
Financing activities:
Proceeds of borrowings from Larry Lei Wu	89	—
Repayment of borrowings to Larry Lei Wu	—	(89)

Related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2019 and 2020 are as follows:

	December 31,
	2019	2020
	US$	US$
Amounts due to Larry Lei Wu	89	—

GigaCloud Technology Inc

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except for share data and per share data)

On December 27, 2019, the Group borrowed a loan of RMB619 (equivalent to US$89) from Larry Lei Wu, for the purpose of working capital and business benefits. On January 21, 2020, the loan was fully repaid to Larry Lei Wu.

19. RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Company’s PRC subsidiaries and consolidated VIE are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, as determined pursuant to the PRC GAAP. Further, as required by the Rule 5-04(c), any restrictions placed on the net assets of the consolidated entities with positive equity exceeding the 25% threshold would be required to provide parent company financial information. As the total net assets of the Company’s PRC subsidiaries and consolidated VIE did not exceed 25% of the consolidated net assets, the condensed parent company financial statements as of and for the years ended December 31, 2019 and 2020 are not prepared.

20. SUBSEQUENT EVENTS

Management has considered subsequent events through May 21, 2021, which was the date the consolidated financial statements were issued.

In February 2021, the Company terminated the Account Control Agreement with one of its consolidated VIE, Suzhou Dajianyun Transport Co., Ltd. (“Suzhou Giga Cloud”). Meanwhile, the Company, through its wholly-owned subsidiary OS Suzhou, acquired 100% of the equity interest in Suzhou Giga Cloud which then became the Company’s indirect wholly-owned subsidiary.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or dishonesty.

Our seventh amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that each officer or director of our company (but not auditors) shall be indemnified out of our assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The underwriting agreement, the form of which is to be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years since January 1, 2018, we have issued and sold the securities (including shares issued pursuant to the 2008 Plan and the 2017 Plan) described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering.

We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of awards granted under our share incentive plans to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Honeysuckle Creek Limited	November 24, 2020	1,359,901,308 series E preferred shares	$17,000,000
HUA YUAN INTERNATIONAL LIMITED	November 24, 2020	639,953,557 series E preferred shares	8,000,000

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibits Index beginning on page II-3 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

GigaCloud Technology Inc

EXHIBITS INDEX

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares
4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder
4.4*	Sixth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated February 28, 20210
4.5*	Fourth Amended and Restated Registration Rights Agreement between the Registrant and other parties thereto dated February 28, 2021
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)
10.1*	2008 Share Incentive Plan
10.2*	2017 Share Incentive Plan
10.3*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.4*	Form of Employment Agreement between the Registrant and each of its executive officers
10.5*	Form of Account Control Agreement
21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Han Kun Law Offices regarding certain PRC law matters
99.3*	Consent of Frost & Sullivan

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of                , People’s Republic of China, on                , 2021.

GigaCloud Technology Inc

By:
Name: Larry Lei Wu
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of                 and                 as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the “Shares,” including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the ‘Registration Statement, to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Larry Lei Wu	Chairman and Chief Executive Officer (principal executive officer)	, 2021

Name: Xin Wan	Director and Chief Technology Officer	, 2021

Name: Xinyan Hao	Director and Chief Operating Officer	, 2021

Name: Joseph Ichih Huang	Director and Chief Financial Officer	, 2021

Name: Hurst (Frank) Lin	Director	, 2021

Name: Xing Huang	Director	, 2021

Name: Binghe Guo	Director	, 2021

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of GigaCloud Technology Inc, has signed this registration statement or amendment thereto in New York on                 , 2021.

Authorized U.S. Representative

By:
Name:
Title: